Office DEPOT. INC

Global Leadership

ANNUAL REPORT 2003

Company Profile

Office DEPOT

No one sells more office products to more customers in more countries than Office Depot. The Company operates under the Office Depot®, Viking Office Products®, Viking Direct®, 4Sure.com® and NiceDay™ brand names. At year-end, there were 1,099 Office Depot stores operating as wholly-owned or under licensed and joint-venture agreements in 13 countries, including 900 in the United States and Canada. Office Depot's North American business-to-business delivery network is supported by 22 delivery centers, more than 60 local sales offices and 13 regional call centers. Internationally, the Company sells products and services in 21 countries outside the United States and Canada and is supported by 25 distribution centers and 31 call centers. The Company operates an award-winning U.S. Office Depot brand web site at www.officedepot.com, and maintains 31 other public web sites outside North America. Office Depot reports financial results for three operating segments: International Division, incorporating operating results from the Company's wholly-owned international mail order, e-commerce, retail and contract sales operations outside North America; Business Services Group, reflecting results from all of the Company's North American delivery channels, including catalog, e-commerce and contract sales; and North American Retail, incorporating results for all of its retail operations in the United States and Canada. Office Depot's common stock is listed on the New York Stock Exchange under the symbol ODP and is included in the S&P 500 Index.

FINANCIAL HIGHLIGHTS *(in millions, except per share data)*

	2003	2002	2001
Sales	$ 12,358.6	$ 11,356.6	$ 11,082.1
Operating Profit	470.3	499.7	353.4
Net Earnings	276.3	310.7	201.0
Diluted Earnings per Share	0.88	0.98	0.66
Working Capital	$ 1,299.5	$ 1,217.7	$ 721.9
Total Assets	6,145.2	4,765.8	4,331.6
Common Stockholders' Equity	2,794.1	2,297.1	1,848.4

Global Leadership

Office Depot is much more than just a North American retailer. In fact, our North American Retail Division comprises less than half of our overall business.

- 2003 marked a year of substantial global advancement for Office Depot. In June, we acquired Guilbert, a leading European contract stationer. This acquisition nearly doubled our size in Europe, accelerated our growth in the large-sized business customer segment, and established Office Depot as the undisputed office supply leader in Europe. We now have the capability to serve customers of all sizes across most major European markets.
- Direct selling is the key strength of our International Division. With a salesforce of more than 1,900 professionals, we are able to serve large customer accounts across 10 countries internationally. Our catalog channel, designed to serve small and medium-sized accounts, operates in 12 countries outside of North America. Our growing e-commerce presence now includes 31 public web sites as well as the ability to offer customized intranet web sites to our large account segment. Collectively, a robust network of 31 call centers and 25 warehouses supports Office Depot's International Division.
- In 2003 we expanded our International Division wholly-owned retail presence to 64 stores by introducing six retail stores in Spain and by opening five additional stores in Japan and three in France. In addition, there are another 135 Office Depot stores in eight countries operating under joint venture and licensing agreements.
- Our International Division is our fastest-growing and most profitable business segment. We expect it to remain a key driver of our Company's future success.

Total Company Sales Mix


11%
31%
58%
1998

22%
46%
32%
2003

 North American Retail  Business Services Group  International



CONTENTS

Office DEPOT

To Our Shareholders:



2003 was a year of both significant accomplishments and continued challenges for Office Depot.

Our strong North American Delivery and International businesses combined to produce segment operating income growth of $182 million, or 32 percent, over 2002. This growth more than offset the $106 million year-on-year decrease in North American Retail segment operating profit. Collectively, total Company 2003 segment operating income, before general and administrative costs, grew by 8 percent to $1.07 billion. Our acquisition of Guilbert, one of the leading contract stationers in Europe, virtually doubled our international business and positions us as the largest reseller of office products across Europe. The integration process to date has been virtually flawless, and we are on track to deliver planned results. In addition, the continued outstanding performance of our European business ex-Guilbert was noteworthy throughout the year. We also reported sizable reductions in Japan's operating losses as we continued on our path to profitability in that large and strategically important country. As a result, our international business has never been stronger or demonstrated better performance, and in the fourth quarter of 2003 exceeded 25 percent of our total Company sales.

In our North American Business Services Group, we accelerated growth rates in our large corporate account customer base. We redeployed and repositioned our North American sales force, which will lead to accelerated growth rates in 2004. Finally, we achieved our third consecutive year of North American warehouse efficiency, productivity, and quality growth.

We faced a difficult year and many challenges in our North American Retail business. Despite our sales challenges, we have positioned ourselves for future growth. We created and successfully executed a chain-wide rollout of Ink Depot. During the fourth quarter of 2003, we implemented significant changes in furniture and technology assortments in our North American retail stores. We launched Magellan, the largest business project in Office Depot's history, which we believe will lead to improved sales, margins, comps, and supply-chain performance. We began the rollout of our Millennium store remodel format in North America. We remain relentlessly focused on our plans to accelerate growth in our North American Retail business: new merchandise assortments and initiatives, new store formats, an aggressive store remodeling program, and the accelerated openings of new and smaller stores in our core markets. These actions were beginning to show impressive results in the early part of 2004.

Over the past three years, we have generated more than $2 billion of operating cash flow, and we have used these funds to invest and strategically reposition the Company for growth. We have made investments in warehouse technology and systems that have driven efficiency, lowered cost, and increased quality. We have entered new countries as well as new channels in existing countries. In five European countries we were recognized as one of the best places to work.

We have utilized online tools to drive out inefficiency, lower costs, and increase both the quality and the quantity of our management information. We have tested and opened new retail concepts. From Lantana to Millennium, we have learned, tested, and rolled out new store formats. We have discovered a way to lower the square footage requirements in an existing North American store by 20 to 25 percent without negatively impacting store growth. We have opened stores in Stop-n-Shop, in Albertsons, and on military bases.

With the appointment of two seasoned veterans from within Office Depot, we strengthened our executive leadership in our North American delivery and North American supply-chain organizations.

Over the past three years, we have been unwavering in our focus. Our journey has yielded many achievements, including worldwide employee retention rates that have never been higher and customer service metrics that have never been better. As we begin 2004, our strategic focus continues to be on our one overriding objective:

To become the leading global provider of office product and service solutions to businesses and drive superior shareholder value by being a highly efficient, flexible, customer-driven, multi-channel organization.

We have developed seven key strategies that will serve as a road map to achieving this objective. These strategies are built on the foundations of our culture: our vision of being the most Compelling Place to Work, Shop and Invest; coupled with our values of Respect for the Individual, Fanatical Customer Service and Excellence in Execution.

1. **Reposition North American Real Estate.** We will improve decisions about our stores – where to locate them, what size they should be, and what they look like. We will build a more competitive and flexible real estate model. We will reinvest in older stores and increase the number of new stores. Initiatives include Millennium remodels, small store formats and alternative formats, such as Office Depot sections within grocery stores.

2. **Control Costs While Enhancing Quality.** We will create a performance-driven culture to improve quality, simplify operations, and decrease costs. Process improvement will become a core competency of Office Depot and we will implement common tools to accelerate this effort. We will leverage our global size and scale.

3. **Create a Customer-Centric Experience.** We will understand our customers – who they are, what they want, and how they want to buy. We will guide customers to the best shopping opportunities for their needs, allowing us to build stronger customer relationships and resulting in increased customer loyalty, sales, and profitability. Initiatives include improving communications with our customers in our advertising, our in-store-signage, our web site and direct customer interaction.

4. **Develop a Differentiated Product Assortment.** We will develop a merchandising approach that differentiates Office Depot from our competition by providing the right products at the right place and the right price. We will make choices and select categories that drive the greatest sales and profit.

5. **Excel in Europe.** We will build on our office supply leadership position in Europe. Initiatives include completion of the Guilbert integration with Viking/Office Depot processes and systems, implementation of harmonized customer contact and product strategies, enhancement of the retail model, and a new warehouse management system.

6. **Establish a High-Performance Organization with Superior Leadership.** We will invest in our people. We will create a pipeline of internal talent through investment in training, development, retention and growth of high performers. We will further increase our efforts to attract highly talented people to our team.

7. **Build or Acquire New Business to Generate Breakthrough Growth.** We will grow new ideas by identifying global opportunities for investment that generate breakthrough growth and shareholder value.

Simply stated, we want to make Office Depot the most Compelling Place to Work, Shop and Invest. We want to be the fastest-growing, most profitable company in our industry. We will succeed in doing so by delivering the highest levels of customer service, with a highly efficient, flexible, customer-driven, multi-channel organization. We are confident that all the work we have done and milestones we have achieved throughout the past three years have placed us firmly on the path to reach our goals. The best is yet to come.

Warm regards,

Bruce Nelson
Chairman and Chief Executive Officer
March 2004

2003 Office Depot Facts

RESPECT FOR THE INDIVIDUAL • FANATICAL CUSTOMER SERVICE • EXCELLENCE IN EXECUTION

Company Facts

- A leading global office supply reseller — more than $12 billion in sales
- Wholly-owned and joint venture/license operations in a total of 23 countries
- Serve customers of all sizes via our retail, mail order, Internet, and contract sales channels
- Highly diversified sales portfolio: International Division (22%), Business Services Group (32%), and North American Retail (46%)
- Number two global online retailer with sales of $2.6 billion
- 46,000 employees worldwide

International Division

- Number one office products reseller in Western Europe
- Serve customers in 21 countries — Office Depot, Viking, and Guilbert brand names
- Multi-channel operations: mail order (12 countries), contract (10 countries), and retail (three countries)
- 135 joint venture/license retail stores in an additional eight countries
- E-commerce operations via 31 public Internet web sites
- 25 warehouses in 10 countries

Business Services Group

- Deliver products and services through a dedicated sales force, catalogs and call centers, and electronically through our Internet sites
- Operate under Office Depot, Viking, and 4Sure.com brand names
- 13 regional call centers, 10 public web sites
- Develop customized intranet sites in tandem with our customers
- Offer over 14,000 stock-keeping units
- 22 delivery warehouses

North American Retail Division

- 867 Office Depot superstores in 44 states and the District of Columbia
- 33 Office Depot stores in Canada
- Availability of 8,100 stock-keeping units
- Retail destination for ink and toner, core office supplies, furniture, technology, and copy, print and ship services
- Over 23,000 employees

Office Depot seeks to enhance quality of life in the communities in which we operate and to serve humanity by supporting and inspiring involvement with causes that make a profound social impact. We are committed to Caring and Making a Difference, with particular emphasis on "Taking Care of Kids."

Corporate Social Responsibility

- Office Depot's community relations mission is Caring and Making a Difference, with particular emphasis on programs that assist at-risk, underprivileged children
- *BusinessWeek* magazine listed Office Depot among the top corporate philanthropists in the United States in 2003 on the basis of its in-kind donations
- More than 200,000 at-risk schoolchildren throughout North America received new backpacks filled with school supplies from Office Depot in 2003
- Office Depot's philanthropic partners include City of Hope, America's Second Harvest, the Canadian Association of Food Banks, Toys for Tots, Gifts In Kind International and Dream Foundation
- In support of its commitment to environmental sustainability, Office Depot introduced its Environmental Paper Procurement Policy in 2003

FINANCIAL HIGHLIGHTS

The following table sets forth the consolidated historical selected financial data of the Company:

(In thousands, except per share amounts and statistical data)	2003	2002	2001 (1)	2000 (1) (4)	1999 (1)
Statements of Earnings Data:					
Sales (2)	**$12,358,566**	$11,356,633	$11,082,112	$11,495,493	$10,197,373
Cost of goods sold and occupancy costs	**8,484,420**	8,022,663	7,940,067	8,435,928	7,405,870
Gross profit	**3,874,146**	3,333,970	3,142,045	3,059,565	2,791,503
Store and warehouse operating and selling expenses (2)	**2,802,240**	2,338,128	2,331,013	2,498,146	2,040,216
General and administrative expenses (2)	**578,840**	486,279	445,538	447,693	322,172
Other operating expenses	**22,809**	9,855	12,125	6,733	16,524
Operating profit	**470,257**	499,708	353,369	106,993	412,591
Interest income	**14,196**	18,509	12,980	11,345	30,043
Interest expense	**(54,805)**	(46,195)	(43,339)	(32,683)	(24,852)
Miscellaneous income (expense), net	**15,392**	7,183	(9,057)	4,632	(3,514)
Earnings from continuing operations before income taxes and cumulative effect of accounting change	**445,040**	479,205	313,953	90,287	414,268
Income taxes	**143,016**	167,722	112,296	41,972	155,875
Earnings from continuing operations before cumulative effect of accounting change	**302,024**	311,483	201,657	48,315	258,393
Discontinued operations, net	**176**	(775)	(614)	1,017	(755)
Cumulative effect of accounting change, net	**(25,905)**	—	—	—	—
Net earnings	**$ 276,295**	$ 310,708	$ 201,043	$ 49,332	$ 257,638
Earnings per share from continuing operations before cumulative effect of accounting change:					
Basic	**$ 0.98**	$ 1.02	$ 0.68	$ 0.16	$ 0.72
Diluted	**0.96**	0.98	0.66	0.16	0.69
Cumulative effect of accounting change:					
Basic	**(0.08)**	—	—	—	—
Diluted	**(0.08)**	—	—	—	—
Net earnings per share:					
Basic	**$ 0.89**	$ 1.01	$ 0.67	$ 0.16	$ 0.71
Diluted	**0.88**	0.98	0.66	0.16	0.69
Statistical Data:					
Facilities open at end of period:					
United States and Canada:					
Office supply stores	**900**	867	859	888	825
Customer service centers	**22**	24	24	25	30
Call centers	**13**	13	13	7	7
International (3):					
Office supply stores	**64**	50	39	35	32
Customer service centers	**25**	15	14	12	12
Call centers	**31**	13	11	11	11
Balance Sheet Data:					
Working capital	**$ 1,299,475**	$ 1,217,706	$ 721,867	$ 790,752	$ 687,007
Total assets	**6,145,242**	4,765,812	4,331,643	4,196,334	4,276,183
Long-term debt, excluding current maturities	**829,302**	411,970	317,552	598,499	321,099
Common stockholders' equity	**2,794,087**	2,297,112	1,848,438	1,601,251	1,907,720

(1) As applicable, amounts have been adjusted to reflect the Australian business as discontinued operations.
(2) Certain amounts in prior year financial statements have been reclassified to conform to current year presentation. Among other items, we have classified facility closure costs from a separate line into store and warehouse operating and selling expenses.
(3) Company-owned facilities in our International Division.
(4) Includes 53 weeks in accordance with our 52–53 week reporting convention.

QUARTERLY STOCK PRICE RANGE

The following table sets forth, for the periods indicated, the high and low sales prices of the Company's common stock quoted on the NYSE Composite Tape. These prices do not include retail mark-ups, mark-downs or commissions:

2003	High	Low	2002	High	Low
First Quarter	$15.390	$10.280	First Quarter	$20.400	$15.500
Second Quarter	$15.270	$11.150	Second Quarter	$21.960	$15.460
Third Quarter	$18.500	$14.190	Third Quarter	$17.000	$10.600
Fourth Quarter	$16.990	$13.600	Fourth Quarter	$18.090	$10.700

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 27, 2003

or

☐ **Transition Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934**

For the transition period from ___________to___________

Commission file number **1-10948**

Office DEPOT

(Exact name of registrant as specified in its charter)

Delaware	**59-2663954**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2200 Old Germantown Road; Delray Beach, Florida	**33445**
(Address of principal executive offices)	(Zip Code)

(561) 438-4800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 28, 2003 was approximately $4,646,725,787.

As of February 13, 2004, the Registrant had 310,551,941 shares of Common Stock outstanding.

Documents Incorporated by Reference:

Portions of our Proxy Statement, to be mailed to stockholders on or about March 19, 2004 for the Annual Meeting to be held on May 14, 2004, are incorporated by reference in Part III.

PART I

Item 1. Business.

Office Depot, Inc., together with our subsidiaries, ("Office Depot" or the "Company"), is a global supplier of office products and services. Founded in 1986 with the opening of our first retail store in Fort Lauderdale, Florida, we now sell to consumers and businesses of all sizes through our three business segments: North American Retail Division, Business Services Group, and International Division. These segments include multiple sales channels consisting of office supply stores, a contract sales force, Internet sites, and catalog and call centers, all supported by our network of crossdocks, warehouses and delivery operations.

Additional information regarding our business segments is presented below and in Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations contained in this Annual Report on Form 10-K.

North American Retail Division

We have concentrated on expanding our store base and increasing our sales in markets with high concentrations of small- and medium-sized businesses across the United States and in Canada. Our North American Retail Division sells a wide selection of merchandise, including brand name and private label office supplies, business machines and computers, computer software, office furniture and other business-related products and services through our chain of high-volume office supply stores. Most stores also contain a multipurpose copy and print center offering printing, reproduction, mailing, shipping, and other services.

Our retail stores are based on a model designed to achieve cost efficiency by minimizing rent and eliminating the need for a central warehouse. Each store displays most of its inventory on the sales floor using pallets, bins and steel shelving, permitting the bulk stacking of inventory and quick and efficient restocking. Shelving is positioned to form aisles large enough to accommodate customer traffic and merchandise movement. In recent years, we have further enhanced the shopping experience with the installation of new lighting, signage, and broadband Internet capabilities across our entire North American Retail chain. Additionally, through our business relationships with recognized carriers, such as United Parcel Services, we offer shipping services in many of our retail stores. This has enabled us to offer our customers a full selection of packaging and shipping supplies, as well as a complete portfolio of U.S. domestic and international shipping services at regular customer counter rates.

At the end of 2003, our North American Retail Division operated 900 office supply stores in 44 states, the District of Columbia and Canada. The largest concentration of stores is in California, Texas and Florida, but we have broad representation across North America. As of December 27, 2003, the average size of our North American retail stores was approximately 26,000 square feet, although stores opened more recently are generally smaller than this average. Store opening and closing activity for the last three years has been as follows:

	Open at Beginning of Period	Stores		Open at End of Period	Relocated
		Opened	Closed		
2001...	888	44	73	859	5
2002...	859	21	13	867	8
2003...	**867**	**36**	**3**	**900**	**12**

In 2003, we continued growing our business by opening a total of 36 new stores, at an average of 14,000 square feet per store. The majority of these stores were opened in existing markets. We continue to modify our expansion approach to meet the needs of new and changing markets. We have tailored store size to match anticipated demand and customer needs. We have also opened satellite operations in high-density locations and offered Office Depot products within grocery store and other retail outlets. We expect to continue this approach to retail store expansion, with an emphasis on market density in order to leverage advertising dollars and cross-channel opportunities to create a seamless customer experience across all channels. Additionally, in mid-June, we opened our first store utilizing the "Millennium" design. This design has merchandise placements that we believe correspond more closely to the ways customers shop. The initial response to our Millennium format has been favorable, although the format remains in testing and subject to modification.

In 2004, we plan to add 70 to 80 new retail stores and remodel approximately 50 to 60. The average size of the new retail stores we plan to add in the coming year will be approximately 16,000 square feet, though additions, remodels and store size are subject to change in response to market conditions.

Business Services Group ("BSG")

We have provided office supply products and services to businesses through our catalog and contract sales operations for almost ten years. In 1998, we expanded our catalog business through our merger with Viking Office Products ("Viking"), a company that sold from catalogs and used customer call centers in the United States and several European countries. Today, BSG sells branded and private label products and services by means of our dedicated sales force, through catalogs and call centers, and electronically through our Internet sites.

Our contract business employs a dedicated sales force that services the office supply needs of medium- and large-sized businesses. Depending on the size and type of customer, our sales force tailors its service offerings to optimally serve the customer's needs at the lowest possible cost. Sales representatives increase contract revenues, we believe, by building relationships with customers and providing information, business tools and problem-solving services to them. In 1995 we introduced electronic ordering for our large business customers and have endeavored to convert our larger customers to this method of ordering.

Our commercial business is tailored to serve small- and medium-sized businesses. Customers of our commercial business order products using our Office Depot and Viking brand catalogs and via the Internet at our Office Depot public web site *(www.officedepot.com)* and Viking public web site *(www.vikingop.com)*. We expanded our offerings when we acquired 4Sure.com in 2001, adding web sites *(www.computers4sure.com* and *www.solutions4sure.com)* aimed at more sophisticated technology purchasers. We have integrated 4Sure.com into other Office Depot offerings and have added a new web site *(www.techdepot.com)* for technology purchases. We believe our Internet business will provide significant future growth opportunities for our BSG segment and our business as a whole based on the growth rates we have experienced over the last three years.

BSG orders are filled through our Customer Service Centers ("CSCs"), which provide warehouse and delivery functions for our catalog, contract and Internet customers. Some CSCs also house sales offices, call centers and administrative offices. At the end of 2003, we operated 22 CSCs in the United States, consisting of 12 Office Depot facilities, two Viking facilities and eight combined facilities. During 2003, we closed two Viking facilities and consolidated their operations into existing Office Depot facilities. Over the past three years, we have implemented advanced technologies to assist with reordering, stocking, the pick-and-pack process, and delivery operations. As a result, warehouse costs have been declining in recent years. In 2004 we plan to implement additional strategies that we believe will make our warehouses even more efficient.

International Division

Our International Division sells office products and services in 21 countries outside the United States and Canada through retail stores (in France, Japan and Spain), direct mail catalogs, Internet sites, contract sales force, and through international licensing and joint venture agreements. The growth in our International Division in more recent years has come from startup operations, primarily in Europe, but also from the acquisition of Guilbert S.A. ("Guilbert") in June 2003. The acquisition of Guilbert has doubled the size of our business in Europe and established Office Depot as the leading reseller of office products in many of the principal countries of Europe. At the beginning of 2003, we sold our operations in Australia to focus on locations where we could be a market leader.

Internationally, we have grown our retail business through the selective opening of company-owned retail stores and through joint venture and licensing agreements. In 2003, we expanded this business into Spain with the opening of six retail stores. At the end of 2003, our International Division served customers through 64 company-owned office supply retail stores, and participated in 135 more through licensing and joint venture agreements. In 2004, we plan to expand our International Division's retail presence by opening 5 to 10 company-owned stores in existing retail markets.

The international catalog business was launched in 1990 under the Viking Direct® brand with the start-up of operations in the United Kingdom. With the expansion into three additional countries during 2002, we now have catalog offerings in 12 countries outside of North America.

In March 1999, we introduced our first international public web site *(www.viking-direct.co.uk)* for consumers and businesses in the United Kingdom. Today we operate 31 separate international web sites. Our international e-commerce business increased 204% during 2003 and additional growth is expected in future years.

We launched our Office Depot contract business in the United Kingdom in 2000 and have since expanded into Ireland, the Netherlands, France, Japan and Italy. In early 2003 we began contract operations in Germany. This channel targets medium- to large-sized businesses and offers personalized service through a dedicated sales force, individualized pricing and overnight fulfillment, using our existing logistics infrastructure.

In June 2003, we further expanded our contract business with the acquisition of Guilbert, a leading contract stationer in Europe. Guilbert sells to small, medium and large companies in France, the UK, Germany, Italy, Ireland, the Netherlands, Spain, Belgium and Portugal through a direct sales force and through e-commerce and other Internet solutions, under the Guilbert® and NiceDay™ brand names. Our acquisition of Guilbert has accelerated our growth in the large-sized business customer channel in Europe, contributing sales of $808.8 million since acquisition. The acquisition of Guilbert has also added management depth, market experience, purchasing power and scale to the International Division. We are in the process of integrating Guilbert into our existing country systems and processes, and expect to generate significant cost reductions as a result.

International Division company-owned store and CSC operations for the last three years are detailed below.

	Office Supply Stores			
	Open at Beginning of Period	Opened	Closed	Open at End of Period
2001 . . .	35	6	2	39
2002 . . .	39	13	2	50
2003 . . .	**50**	**16**	**2**	**64**

	Customer Service Centers (1)				
	Open at Beginning of Period	Opened	Closed	Guilbert (2)	Open at End of Period
2001 . . .	12	3	1	—	14
2002 . . .	14	3	2	—	15
2003 . . .	**15**	**—**	**—**	**10**	**25**

(1) The number of Customer Service Centers has been reduced to reflect Australia as a discontinued operation.
(2) Post-integration warehouses obtained as a result of June 2003 acquisition of Guilbert.

Additionally, as of December 27, 2003, we participated in operations of 135 office supply stores and 5 CSCs under our licensing and joint venture agreements. In 2002 and 2001, we participated in operations of 121 office supply stores and 5 CSCs and 104 office supply stores and 6 CSCs, respectively.

Merchandising and Product Life Cycle

Our merchandising strategy is to offer a broad selection of office products, under our various private label Office Depot, Viking Office Products, and Guilbert brands, including the NiceDay™ brand, and to provide our customers with business services and customized business solutions that differentiate us from our competition and increase customer loyalty. Our office products assortment includes general office supplies, computers, software, computer supplies, business machines and related supplies, and office furniture. Our domestic office supply superstores and customer service centers stock approximately 8,100 and 10,500 stock keeping units, or SKUs, respectively, including variations in color and size. Our customer service centers provide warehouse and delivery functions for our catalog, contract and Internet customers, and support retail store inventory replenishment as needed.

We buy substantially all of our merchandise directly from manufacturers and other primary suppliers. We also obtain certain merchandise (principally private label merchandise) from offshore locations, including our private label brands that are exclusive to Office Depot, Viking, Guilbert and 4Sure. Our private label brand items include over 600 SKUs, consisting at the current time of primarily office supplies, paper, and furniture. In most cases, our suppliers deliver the merchandise directly to our CSCs or our crossdocks, which are centralized distribution centers. Once received at our crossdocks, most merchandise is then delivered to our retail stores. Crossdocks use a customized system to manage the inbound flow of merchandise with the goal of minimizing our landed cost. This system enables us to maintain optimal in-stock positions by permitting a shorter lead-time for reordering, while still meeting the minimum ordering requirements of our vendors. The use of crossdocks also reduces our freight costs by centralizing the receiving function.

Office Depot's centralized merchandising department is responsible for selecting, purchasing and pricing merchandise as well as managing the full product life cycle. Our contract sales force in BSG offers customized pricing to our contract customers, based on product selection and volume. Replenishment personnel monitor inventory levels and initiate product reorders with the assistance of our customized replenishment system. This system allows merchants to devote more time to selecting products, developing new product lines, analyzing competitive developments and negotiating with vendors to obtain more favorable prices and product availability. We transmit purchase orders electronically to a significant number of our vendors, and we electronically receive advance shipment notices and invoices back from them. This method of electronic ordering expedites orders and promotes accuracy and efficiency.

Total sales by product group were as follows:

	2003	**2002***	**2001***
Office products and machine supplies	**56.0%**	52.6%	51.5%
Technology and related products	**21.7%**	23.8%	24.1%
Office furniture and other	**22.3%**	23.6%	24.4%
	100.0%	100.0%	100.0%

*Conformed to current year product classification. The primary change has been to reclassify machine supplies, including ink and toner, from technology and related products to office products and machine supplies. Additionally, copy center has been reclassified out of general office into office furniture and other.

We classify our products into three categories: office products and machine supplies, technology and related products and office furniture and other. The office products and machine supplies category includes paper, filing, binders, writing instruments, adhesives, art supplies, and machine supplies, including ink and toner. The technology and related products and services category includes desktop and laptop computers, printers, copiers, software, digital cameras, and wireless communications products. Office furniture and other includes desks, chairs, luggage, calculators, telephones, fax machines, products and services sold at our copy centers and other miscellaneous items. The table above is based on total company sales. Management also views the business on a comparable (or comp) sales basis. This measures the sales for stores that have been open for one year or more and all BSG and Internet sales. Comparable sales are used in MD&A to address important factors affecting our business.

Sales and Marketing

We are able to maintain our competitive pricing policy primarily as a result of the significant cost efficiencies we achieve through our operating format and purchasing power. Our marketing programs are designed to attract new customers and to persuade existing customers to make additional purchases. We regularly advertise in the major newspapers in most of our local markets using both color inserts and also so-called run of press (ROP) advertisements. These advertisements are supplemented with local and national radio and network and cable television advertising campaigns, direct marketing efforts, signage in various sports venues and a naming rights agreement for a sports and entertainment arena in south Florida.

We have a low price guarantee policy for merchandise sold in our stores, through catalogs and over the Internet (see *www.officedepot.com* for more information). Additionally, we perform monthly competitive pricing analyses to monitor each market, and prices are adjusted as necessary to adhere to this pricing philosophy and ensure competitive positioning.

We continuously acquire new customers by selectively mailing specially designed catalogs to prospective customers. Sometimes we obtain the names of prospective customers in new and existing markets through the use of selected mailing lists from outside marketing information services and other sources. We use a proprietary mailing list system for our Viking Office Products brand catalogs and other promotional mailings. We plan to use this same technology to increase the effectiveness of our Office Depot brand catalogs in the future.

Our customers can place orders over the Internet, by telephone or by fax using toll-free telephone numbers that route the calls to our call centers. In North America, our call centers are located in Florida, Georgia, Texas, Ohio, Connecticut, Kansas, New Jersey, and California. Orders are electronically transmitted from our call centers to the store or CSC closest to our customer for pickup or delivery at a nominal delivery fee (free with a minimum order size). For our wholly owned operations outside of North America, orders are mostly processed and fulfilled by call centers and customer service centers located in each of the respective countries. Orders are packaged, invoiced and shipped for next-day delivery or same-day delivery in the case of Viking orders in selected markets.

Through BSG, we provide our contract customers with specialized services designed to aid them in achieving efficiencies and eliminating waste in their overall office products and office furniture costs. These services include electronic ordering, stockless office procurement, desktop delivery, business forms, management services and comprehensive product usage reports. Desktop delivery entails delivering the merchandise to individual departments within our customers' facilities, rather than delivering the packages to one central receiving point. We also develop customized Intranet sites in tandem with our customers, allowing them to set rules and limitations on their employees' electronic ordering abilities.

In addition to the normal payment options available to all of our customers, we offer our contract and certain qualified commercial customers the option of purchasing on credit through open accounts. We also offer revolving credit terms to certain customers through the use of private label credit cards. These credit cards are issued without charge to credit-qualified customers. Sales transactions using the private label credit cards are transmitted electronically to a financial services company, which credits our bank account with the net proceeds within two days. We offer our contract customers a store purchasing card that allows them to purchase office supplies at one of our retail stores, while still taking advantage of their contract pricing. No single customer in any of our segments accounts for more than 1% of our total sales. All of our credit card operations are managed by third parties.

Catalog Production and Circulation

We use our catalogs to market directly to both existing and prospective customers throughout the world. Separate catalog assortments promote our dual brand (Office Depot and Viking Office Products) mail order strategy. We currently circulate both Office Depot and Viking Office Products brand catalogs through our Business Services Group domestically and our International Division outside the United States. Following the acquisition of Guilbert in June 2003, we also publish separate catalogs bearing the Guilbert name in Europe. Each catalog is printed in color with pictures and narrative descriptions that emphasize key product benefits and features. We have developed a distinctive style for our catalogs, most of which are produced in-house by our designers, writers and production artists. Recently, we introduced a Green Book catalog, which features products that are recyclable, energy efficient, or otherwise deemed desirable from the standpoint of impact on the environment.

Our Viking Office Products brand catalog mailings include monthly sale catalogs, which are mailed to all active Viking customers and present our most popular items. A complete buyers guide, containing all of our products at the regular discount prices, is delivered to our Office Depot and Viking Office Products brand catalog customers every six months. This buyers guide, which is mailed to all of our active customers, varies in size among countries. Prospecting catalogs with special offers designed to attract new customers are mailed frequently. In addition, Office Depot and Viking Office Products specialty catalogs are delivered each month to selected customers.

During 2003, we mailed approximately 264 million copies of Office Depot and Viking brand catalogs to existing and prospective customers. During 2002 and 2001, we mailed approximately 297 million and 307 million copies, respectively.

Industry and Competition

We operate in a highly competitive environment. Historically, our markets have been served by traditional office products dealers and contract stationers. We believe that we compete favorably against such dealers on the basis of price and selection. We compete with other full service contract stationers on the basis of service and value-added technology. We also compete with other office supply superstores, wholesale clubs selling general merchandise, discount stores, mass merchandisers, conventional retail stores, computer and electronics superstores, Internet-based companies and direct mail companies. These companies, in varying degrees, compete with us on both price and selection in substantially all of our current markets.

Other office supply superstore companies are similar to us in terms of store format, pricing strategy and product selection and availability in the markets where we operate, primarily those in the United States and Canada. We anticipate that in the future we will face increased competition from these chains as each of us expands our operations both in North America and abroad. We differentiate ourselves from these other superstore chains by pursuing our mission to know our business customers and to supply not only the products, but also the business solutions they need. This focus is summed up in our brand positioning statement "What you need. What you need to know." This statement emphasizes how we provide tailored business services and solutions across our sales channels to optimally serve our diverse customers' needs.

Employees

As of January 24, 2004, we had approximately 46,000 employees worldwide, the majority of which were full time. Our labor relations generally are good, and the overwhelming majority of our facilities are not organized by any labor union.

Available Information

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports available, free of charge, under the "Investor Relations" section of our web site, *www.officedepot.com*, as soon as reasonably practicable after we electronically file or furnish such materials to the U.S. Securities and Exchange Commission ("SEC").

Additionally, our corporate governance materials, including governance guidelines; the charters of the audit, compensation, finance, and governance and nominating committees; and the code of ethical behavior may also be found under the "Investor Relations" section of our web site at *www.officedepot.com.* Office Depot makes no provisions for waivers of the code of ethical behavior. A copy of the foregoing corporate governance materials are available upon written request.

Executive Officers of the Registrant

Bruce Nelson—Age: 59

Mr. Nelson has served as Chief Executive Officer of Office Depot, Inc. since July 17, 2000 and Chairman of our Board of Directors since December 29, 2001. Previously, he served both as President of Office Depot International and as President and Chief Operating Officer of our subsidiary, Viking Office Products, Inc. He has been one of our directors since he joined our Company in August 1998. From January 1996 until August 1998, he served as President and as a director of Viking. From July 1995 until January 1996, Mr. Nelson was Chief Operating Officer of Viking, and from January 1995 until July 1995, he was Executive Vice President of Viking. From 1990 until July 1994, Mr. Nelson was President and Chief Executive Officer of BT Office Products USA. He had previously worked for over 22 years at Boise Cascade Office Products in a number of executive positions.

Jerry Colley—Age: 51

Mr. Colley joined Office Depot in February 2001 as our President, North American Retail Stores. Prior to joining Office Depot, he was Senior Vice President, Stores and Customer Satisfaction for AutoZone, Inc., from 1997 to 2001. Prior to his tenure at AutoZone, Mr. Colley was Executive Vice President of Tire Kingdom from January 1996 to July 1996, and President of Rose Auto Parts, a regional retail chain, from February 1995 to December 1995, and Vice President, Stores/Regional Manager for AutoZone/AutoShack from 1987 to 1995.

Rolf van Kaldekerken—Age: 53

Mr. van Kaldekerken has been President, European Operations since August 2000. Prior to that appointment, he served as Executive Vice President, European Operations from January 2000 to August 2000. Previously, he was Vice President & Country Manager for Germany from 1998 to January 2000 for Office Depot International. He also served as Managing Director and Vice President, Germany, Benelux and Austria for Viking Office Products from November 1994 until August 1998, when Viking was merged into our Company. Prior to joining Viking, Mr. van Kaldekerken was European Operations and Purchasing Manager for INMAC Corporation.

Charles E. Brown—Age: 50

Mr. Brown has been our Executive Vice President and Chief Financial Officer since October 2001. Prior to assuming that position, Mr. Brown was Senior Vice President, Finance and Controller since he joined our Company in May 1998. Before joining Office Depot, he was Senior Vice President and Chief Financial Officer of Denny's, Inc. from January 1996 until May 1998; from August 1994 until December 1995, he was Vice President and Chief Financial Officer of ARAMARK International; and from September 1989 until July 1994, he was Vice President and Controller of Pizza Hut International, a Division of PepsiCo, Inc.

Cynthia Campbell—Age: 52

Ms. Campbell has been our Executive Vice President, North American Delivery Sales since September 2003. Prior to being promoted to that position, she was Senior Vice President, Contract Sales for the Eastern half of the country, a position which she assumed in June 2000. She began her Office Depot career in March 1995 as Zone Vice President—Southeast Region, with responsibility for contract sales and operations. Prior to joining our company, Ms. Campbell spent 19 years with GTE Corporation in a variety of positions, the latest being Vice President and General Manager of Retail Information Services.

Jocelyn Carter-Miller—Age: 46

Ms. Carter-Miller joined our Company in February 2002 as Executive Vice President, Marketing, and Chief Marketing Officer. From 1992 to 2002, she was employed by Motorola, Inc. in various positions, including Corporate Vice President/ Chief Marketing Officer and in various divisional capacities. From 1983 to 1991, Ms. Carter-Miller was employed by Mattel, Inc. in various marketing positions, including Vice President, Marketing and Product Development from 1987 to 1991. Ms. Carter-Miller is also a director of Principal Financial Group, Inc., a publicly traded company.

Jay Crosson—Age: 53

Mr. Crosson has been our Executive Vice President, Human Resources since June 2001. From November 2000 until June 2001, he served as Senior Vice President, Human Resources and from July 2000 until November 2000, he was our Senior Vice President, HR Operations. He joined our Company in November 1997 as Vice President of Human Resources (Stores Division). Prior to joining our Company, Mr. Crosson served in various officer level human resources positions with Sherwin-Williams Company, Cleveland, Ohio.

David C. Fannin—Age: 58

Mr. Fannin has been our Executive Vice President, General Counsel and Secretary since August 2000. Previously, he was Senior Vice President and General Counsel since he joined our Company in November 1998, and our Corporate Secretary since January 1999. Mr. Fannin was Executive Vice President, General Counsel and Corporate Secretary of Sunbeam Corporation, a manufacturer and wholesaler of durable household and outdoor consumer products, from January 1994 until August 1998. In connection with his tenure at Sunbeam Corporation, Mr. Fannin was the subject of administrative proceedings brought by the U.S. Securities and Exchange Commission with respect to Section 17(a)(3) of the Securities Act of 1933. These proceedings culminated in Mr. Fannin's consent in May 2001 (without admitting or denying any liability) to the entry of a Commission cease-and-desist order.

Mark Holifield—Age: 47

Mr. Holifield was named our Executive Vice President of Supply Chain in September 2003. Mr. Holifield joined Office Depot in May 1994 as Director of Transportation. He was named Vice President of Transportation and Logistics in July 1996, and was promoted to Senior Vice President, Supply Chain in 1997. Prior to joining Office Depot, Mr. Holifield worked for Dallas Systems Corporation, a supply chain systems provider, in various logistics consulting positions from June 1988 to May 1994. Prior to Dallas Systems, from June 1986 to May 1988, Mr. Holifield worked in logistics for Frito-Lay, a division of PepsiCo. He began his retail career with H-E-B Grocery Company, where he worked in various logistics capacities from May 1977 through May 1986.

Rick Lepley—Age: 54

Mr. Lepley has been President of Office Depot Japan since May 1, 2001. Prior to that, he served as founder and President of Retail Investment Concepts, Inc. (RIC), an independent retailer and Office Depot licensee for Eastern Europe. In that capacity, he opened the first Office Depot branded retail store in Warsaw, Poland and also the first Office Depot store in Hungary. He also built a delivery business for the Office Depot brand in both countries. Prior to the founding of RIC, Mr. Lepley was Sr. Vice President of Sales and Marketing for Mitsubishi Motor Sales of America, where he worked for 11 years.

Monica Luechtefeld—Age: 55

Ms. Luechtefeld has been our Executive Vice President, E-Commerce since August 2000. Previously, she was Sr. Vice President of E-Commerce from February 2000 until August 2000. From September 1997 until February 2000, she was Vice President, Marketing and Sales Administration; and from February 1996 to September 1997 she was Vice President of Contract Marketing & Business Development. Ms. Luechtefeld joined Office Depot in 1993, serving as General Manager of the Southern California Region of Office Depot until 1996.

Patricia Morrison—Age: 44

Ms. Morrison joined our Company in January 2002 as Executive Vice President and Chief Information Officer. From June 2000 to December 2001, she was Vice President—Information Systems & Chief Information Officer of Quaker Oats Company. From April 1997 to June 2000, she was employed by the General Electric Company as Chief Information Officer of GE Industrial Systems (1998 to 2000) and Chief Information Officer, GE Electrical Distribution & Control (1997 to 1998). Prior to her employment at GE, Ms. Morrison was employed by Procter & Gamble Company from 1981 to 1997, in various positions, including Manager—Management Systems for the Cosmetics & Fragrance Division (1995 to 1997); Associate Director—Center for Excellence (1993 to 1995) and Associate Director, U.S. Finance & Accounting Systems (1992 to 1993).

James A. Walker—Age: 47

Mr. Walker has been Senior Vice President, Finance and Controller since October 2001. Mr. Walker joined Office Depot in February 1999 as Vice President-Finance, Retail Stores Division until October 2001. From May 1996 until February 1999, when he joined Office Depot, Mr. Walker served as Vice President, Financial Planning for Advantica Restaurants, Inc. (operator of Denny's® Restaurants); from May 1991 until May 1996, Mr. Walker was employed by PepsiCo, Inc. in various capacities in the finance and strategic planning areas.

Information with respect to our directors is incorporated herein by reference to the information under the caption "Election of Directors/Biographical Information of the Candidates" in the Proxy Statement for our 2004 Annual Meeting of Stockholders.

Item 2. Properties.

As of January 24, 2004, we operate 867 office supply stores in 44 states and the District of Columbia, 33 office supply stores in five Canadian provinces and 64 office supply stores (excluding our participation under licensing and joint venture agreements) in three countries outside of the United States and Canada. We also operate 22 CSCs in 18 U.S. states and 25 CSCs in 10 countries outside of the United States. The following table sets forth the locations of these facilities.

STORES

State/Country	#	State/Country	#	State/Country	#
UNITED STATES:		Michigan	22	Utah	4
Alabama	15	Minnesota	10	Virginia	21
Alaska	2	Mississippi	13	Washington	30
Arizona	3	Missouri	20	West Virginia	3
Arkansas	10	Montana	2	Wisconsin	11
California	135	Nebraska	5	Wyoming	1
Colorado	30	Nevada	13	TOTAL UNITED STATES	867
District of Columbia	2	New Jersey	5		
Delaware	1	New Mexico	5	**CANADA**	
Florida	92	New York	13	Alberta	8
Georgia	40	North Carolina	26	British Columbia	9
Hawaii	3	North Dakota	1	Manitoba	3
Idaho	5	Ohio	11	Ontario	11
Illinois	36	Oklahoma	14	Saskatchewan	2
Indiana	17	Oregon	15	TOTAL CANADA	33
Iowa	3	Pennsylvania	9		
Kansas	8	South Carolina	17	FRANCE	40
Kentucky	14	South Dakota	1	JAPAN	18
Louisiana	28	Tennessee	23	SPAIN	6
Maryland	14	Texas	114	TOTAL OUTSIDE	64

CSCs

State/Country	#	State/Country	#	State/Country	#
UNITED STATES:		Maryland	1	BELGIUM	1
Arizona	1	Massachusetts	1	FRANCE	4
California	3	Michigan	1	GERMANY	4
Colorado	1	Minnesota	1	THE NETHERLANDS	2
Connecticut	1	New Jersey	1	IRELAND	2
Florida	2	North Carolina	1	ITALY	3
Georgia	1	Ohio	1	JAPAN	1
Illinois	1	Texas	2	SPAIN	2
Louisiana	1	Utah	1	SWITZERLAND	1
		Washington	1	UNITED KINGDOM	5
		TOTAL UNITED STATES	22	TOTAL OUTSIDE THE UNITED STATES	25

Most of our facilities are leased or subleased, with lease terms (excluding renewal options) expiring in various years through 2029, except for 74 facilities, including certain corporate office buildings and our systems data center, which we own. Our owned facilities are located in 15 states, primarily in Florida, Texas and California; three Canadian provinces; the United Kingdom; the Netherlands; and France.

Our corporate offices in Delray Beach, Florida consist of approximately 575,000 square feet in three adjacent buildings—two of which are owned and one is leased. We also own a corporate office building in Torrance, California, which is approximately 180,000 square feet in size, and a systems data center in Charlotte, North Carolina which is approximately 53,000 square feet in size.

Item 3. Legal Proceedings.

We are involved in litigation arising in the normal course of our business. While from time to time claims are asserted that make demands for large sums of money, including ones asserted in the form of class action suits, we do not believe that any of these matters, either individually or in the aggregate, will materially affect our financial position or the results of our operations.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for the Registrant's Common Stock and Related Security Holder Matters.

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "ODP." As of February 13, 2004, there were 3,723 holders of record of our common stock. The last reported sale price of the common stock on the NYSE on February 13, 2004 was $17.30.

The following table sets forth, for the periods indicated, the high and low sale prices of our common stock, as quoted on the NYSE Composite Tape. These prices do not include retail mark-ups, mark-downs or commission.

	High	Low
2003		
First Quarter	**$15.390**	**$10.280**
Second Quarter	**15.270**	**11.150**
Third Quarter	**18.500**	**14.190**
Fourth Quarter	**16.990**	**13.600**
2002		
First Quarter	$20.400	$15.500
Second Quarter	21.960	15.460
Third Quarter	17.000	10.600
Fourth Quarter	18.090	10.700

We have never declared or paid cash dividends on our common stock. While we regularly assess our dividend policy, we have no current plans to declare a dividend. Earnings and other cash resources will continue to be used in the expansion of our business.

Item 6. Selected Financial Data.

The following table sets forth the consolidated historical selected financial data of the Company:

(In thousands, except per share amounts and statistical data)	2003	2002	2001 (1)	2000 (1) (4)	1999 (1)
Statements of Earnings Data:					
Sales (2)	**$12,358,566**	$11,356,633	$11,082,112	$11,495,493	$10,197,373
Cost of goods sold and occupancy costs	**8,484,420**	8,022,663	7,940,067	8,435,928	7,405,870
Gross profit	**3,874,146**	3,333,970	3,142,045	3,059,565	2,791,503
Store and warehouse operating and selling expenses (2)	**2,802,240**	2,338,128	2,331,013	2,498,146	2,040,216
General and administrative expenses (2)	**578,840**	486,279	445,538	447,693	322,172
Other operating expenses	**22,809**	9,855	12,125	6,733	16,524
Operating profit	**470,257**	499,708	353,369	106,993	412,591
Interest income	**14,196**	18,509	12,980	11,345	30,043
Interest expense	**(54,805)**	(46,195)	(43,339)	(32,683)	(24,852)
Miscellaneous income (expense), net	**15,392**	7,183	(9,057)	4,632	(3,514)
Earnings from continuing operations before income taxes and cumulative effect of accounting change	**445,040**	479,205	313,953	90,287	414,268
Income taxes	**143,016**	167,722	112,296	41,972	155,875
Earnings from continuing operations before cumulative effect of accounting change	**302,024**	311,483	201,657	48,315	258,393
Discontinued operations, net	**176**	(775)	(614)	1,017	(755)
Cumulative effect of accounting change, net	**(25,905)**	—	—	—	—
Net earnings	**$ 276,295**	$ 310,708	$ 201,043	$ 49,332	$ 257,638
Earnings per share from continuing operations before cumulative effect of accounting change:					
Basic	**$ 0.98**	$ 1.02	$ 0.68	$ 0.16	$ 0.72
Diluted	**0.96**	0.98	0.66	0.16	0.69
Cumulative effect of accounting change:					
Basic	**(0.08)**	—	—	—	—
Diluted	**(0.08)**	—	—	—	—
Net earnings per share:					
Basic	**$ 0.89**	$ 1.01	$ 0.67	$ 0.16	$ 0.71
Diluted	**0.88**	0.98	0.66	0.16	0.69
Statistical Data:					
Facilities open at end of period:					
United States and Canada:					
Office supply stores	**900**	867	859	888	825
Customer service centers	**22**	24	24	25	30
Call centers	**13**	13	13	7	7
International (3):					
Office supply stores	**64**	50	39	35	32
Customer service centers	**25**	15	14	12	12
Call centers	**31**	13	11	11	11
Balance Sheet Data:					
Working capital	**$ 1,299,475**	$ 1,217,706	$ 721,867	$ 790,752	$ 687,007
Total assets	**6,145,242**	4,765,812	4,331,643	4,196,334	4,276,183
Long-term debt, excluding current maturities	**829,302**	411,970	317,552	598,499	321,099
Common stockholders' equity	**2,794,087**	2,297,112	1,848,438	1,601,251	1,907,720

(1) As applicable, amounts have been adjusted to reflect the Australian business as discontinued operations.

(2) Certain amounts in prior year financial statements have been reclassified to conform to current year presentation. Among other items, we have classified facility closure costs from a separate line into store and warehouse operating and selling expenses.

(3) Company-owned facilities in our International Division.

(4) Includes 53 weeks in accordance with our 52–53 week reporting convention.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

General

Office Depot, Inc., together with our subsidiaries, ("Office Depot" or the "Company") is a global supplier of office products and services. We sell to consumers and businesses of all sizes through our three business segments: North American Retail Division, Business Services Group, and International Division. Our management views our overall business in the context of the performances of these three principal business segments.

These segments include multiple sales channels consisting of office supply stores, a contract sales force, Internet sites, and catalog and call centers, all supported by our crossdock, warehouse and delivery operations. Each of these segments is described in more detail in Item 1, Business Section, of this Annual Report on Form 10-K. We operate on a 52- or 53-week fiscal year ending on the last Saturday in December. All years in the discussion below contained 52 weeks.

In June 2003, we expanded our contract business in Europe with our acquisition of Guilbert, a leading contract stationer. Guilbert sells to small, medium and large companies in France, the UK, Germany, Italy, Ireland, the Netherlands, Spain, Belgium and Portugal through a direct sales force and through e-commerce and other Internet solutions, under the Guilbert® and NiceDay™ brand names. The results of Guilbert are included in our International Division since the date of acquisition.

Forward-Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide information to assist you in better understanding our business. We recommend that you read this MD&A in conjunction with our Consolidated Financial Statements and the Notes to those statements. This MD&A contains significant amounts of forward-looking information, and is qualified by our Cautionary Statements regarding forward-looking information. You will find Cautionary Statements throughout this MD&A; however, most of them can be found in a separate section immediately following this MD&A. Without limitation, wherever in this Annual Report we use the words "believe," "estimate," "plan," "expect," "intend," "anticipate," "continue," "project," "should," and similar expressions, we are identifying forward-looking statements, and our Cautionary Statements apply to these terms and expressions and the text in which such terms and expressions are used. The purposes of this MD&A include providing to the reader the perspectives of management as we view the business, and providing to you insights that are not necessarily obvious or clear from reading our financial statements (including footnotes) alone.

Overall

(Dollars in millions)	2003		2002		2001	
Sales	**$12,358.6**	**100.0%**	$11,356.6	100.0%	$11,082.1	100.0%
Cost of goods sold and occupancy costs	**8,484.5**	**68.7%**	8,022.7	70.6%	7,940.1	71.6%
Gross profit	**3,874.1**	**31.3%**	3,333.9	29.4%	3,142.0	28.4%
Store and warehouse operating and selling expenses	**2,802.2**	**22.7%**	2,338.1	20.6%	2,331.0	21.1%
Segment operating profit	**1,071.9**	**8.6%**	995.8	8.8%	811.0	7.3%
General and administrative expenses	**578.8**	**4.7%**	486.3	4.3%	445.5	4.0%
Other operating expenses	**22.8**	**0.1%**	9.8	0.1%	12.1	0.1%
Operating profit	**$ 470.3**	**3.8%**	$ 499.7	4.4%	$ 353.4	3.2%

Our overall sales increased 9% in 2003 after an increase of 2% in 2002. The increase in sales in both periods is attributable to increased sales from our International Division and our Business Services Group, partially offset by declining sales in our North American Retail Division. Positively impacting sales in our International Division during 2003 was our acquisition of Guilbert in June, which contributed additional sales of $808.8 million, the impact of changes to foreign currency rates, and the growth in our existing contract business. Our management believes that the acquisition of Guilbert has added significantly to our capability and future business prospects in Europe. Our BSG segment experienced increased sales as a result of expanding our contract business, partially offset by weaker catalog sales. Worldwide e-commerce sales have improved in all periods, increasing to $2.6 billion in 2003 from $2.1 billion in 2002.

Comparable sales measure the sales from operations or stores that have been in existence or open for one year or more and is used throughout the MD&A to understand the relative trends in our business. From time to time we regroup product categories to conform more closely to the way that we manage the business. Accordingly, certain comparable sales product amounts reported in prior periods have been adjusted to conform to current year classification. From a comparable sales perspective, total Company sales declined 2% in 2003 and were flat in 2002, primarily as a result of negative comparable sales in our North American Retail Division of –4% and –2%, respectively. The decline in comparable sales in the North American Retail Division primarily reflects a decrease in sales of our technology and furniture products.

At the start of fiscal year 2003, we adopted new accounting guidance, Emerging Issues Task Force ("EITF") Issue No. 02-16, *Accounting by a Reseller for Cash Consideration Received from a Vendor.* We now classify amounts earned under cooperative advertising arrangements as a credit to cost of goods sold. Previously, these amounts were classified as a reduction of advertising expense. Additionally, a portion of these amounts is deferred in inventory and reduces the cost of products as they are sold, similar to our current practice for vendor rebate arrangements.

To record the initial amount of cooperative advertising deferred in inventory at the beginning of the year, we recorded an after-tax cumulative effect adjustment of $25.9 million, or $0.08 per share. The impact on continuing operations of applying this method in 2003 decreased cost of goods sold by $240.4 million and increased advertising expense by $234.2 million. Operating profit increased by $6.2 million, net earnings by $4.3 million and diluted earnings per share by $0.01. Prior periods have not been restated. However, the estimated impact of applying this method in 2002 would have been to decrease the cost of goods sold by $241.3 million and increase advertising expense by $242.7 million. Pro forma operating profit would have decreased by $1.4 million, net earnings by $1.0 million and would have had no impact on diluted earnings per share.

Store and warehouse operating and selling expenses consist of personnel costs, maintenance and other facility costs, advertising expenses, delivery and transportation costs, credit card and bank charges and certain other operating and selling costs. Freight costs incurred to bring merchandise to stores and warehouses are included as a component of inventory and cost of goods sold. Warehouse costs and freight costs incurred to ship merchandise primarily relate to our delivery customers, are included in store and warehouse expenses. Because of our multi-channel operations, and because some retail companies include shipping, handling and other distribution costs as a component of cost of goods sold, their measure of gross profit may not be comparable to ours. However, this is how our management has elected to view our business.

Reflecting the impact of EITF 02-16 on all periods, total Company store and warehouse operating and selling expenses as a percentage of sales remained constant in 2003 compared to 2002 and decreased slightly in 2002 compared to 2001. The increase in 2003 for North American Retail reflects higher lease termination and facility costs, as well as a lower sales base. The decrease in BSG primarily reflects operating efficiencies. Operating and selling expenses as a percentage of sales for the International Division decreased in 2003 reflecting the purchase of Guilbert's customer base with its higher mix of large customers, which requires less marketing and related costs, as well as the continued leveraging of certain fixed operating expenses. These factors are addressed in greater detail in the segment discussions below.

Additionally, store and warehouse operating and selling expenses in 2002 include costs associated with the Company's decision to settle potential class action litigation in the state of California involving wage and hour claims by some of our store managers and assistant managers, and in 2001, a legal settlement, partially offset by a gain on the sale of a warehouse in the United Kingdom.

In 2003 we incurred $17.7 million of non-capitalizable integration costs in connection with our acquisition of Guilbert. These costs primarily relate to professional consultants used to assist with integration management, communications and human resource aspects of the acquisition and are included in total company operating expenses, but are not included in determining segment profitability.

Under accounting rules that became effective at the start of 2002, companies no longer amortize goodwill, but instead test recorded amounts annually for impairment. Our testing indicated no goodwill impairment. Amortization of goodwill totaled $5.2 million in 2001.

The Financial Accounting Standards Board ("FASB") is considering a rule change that would require companies to expense the fair value of stock options issued. The Company currently provides stock options to a large number of its employees. Should the FASB's proposal be adopted, and the Company continues with its current stock option plan, operating expenses could increase significantly. See Note A in Notes to Consolidated Financial Statements for additional discussion of stock-based compensation.

In the Overall table above, we have provided a subtotal for segment operating profit. We currently use this measure of performance to assess the operations of each business unit, and we believe it is useful to investors, because it reflects the sales and operating expenses directly related to the segment's activities. Our general and administrative expenses primarily consist of personnel and related costs associated with support functions. Because these functions typically support all segments of our business, we have historically not considered these costs in determining our segment profitability. However, with the growth in our e-commerce and the acquisition of Guilbert, our general and administrative costs have increased substantially in recent years. Therefore, beginning in 2004, we plan to reclassify certain amounts previously classified as general and administrative expenses into operating and selling expenses. We also plan to begin allocating costs where appropriate to determine segment profitability. Other companies may charge more or less general and administrative costs to their segments and our presentation therefore may not be comparable to similarly titled measurements used by other entities. Our measure of segment operating profit should not be considered as an alternative to operating income or net earnings determined in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The table above reconciles segment operating profit to consolidated operating profit determined in accordance with GAAP.

North American Retail Division

(Dollars in millions)	2003		2002		2001	
Sales	**$5,650.1**	**100.0%**	$5,804.4	100.0%	$5,842.6	100.0%
Cost of goods sold and occupancy costs	**4,162.3**	**73.7%**	4,351.2	75.0%	4,479.1	76.7%
Gross profit	**1,487.8**	**26.3%**	1,453.2	25.0%	1,363.5	23.3%
Store and warehouse operating and selling expenses	**1,173.8**	**20.8%**	1,033.5	17.8%	1,055.2	18.0%
Segment operating profit	**$ 314.0**	**5.5%**	$ 419.7	7.2%	$ 308.3	5.3%

Sales in our North American Retail Division decreased 3% in 2003 and 1% in 2002. Comparable sales in 2003 from the 870 stores that were open for more than one year were down 4%. In 2002, comparable sales in the 848 stores that were open for at least one year were down 2%. The decrease in both years reflects both lower average transaction size and fewer comparable transactions. Additionally, our 2003 holiday sales were below expectations. We believe our sales in 2002 and part of 2003 were negatively impacted by the overall soft U.S. economy at that time. In 2004, we expect to drive traffic and sales in our retail channel as we remodel our existing stores, identify and expand alternative store formats, and introduce new merchandising initiatives. As a result of these activities, comparable sales in the opening weeks of 2004 have turned positive.

The trends in product mix experienced in 2001 continued throughout 2002 and 2003, as overall sales shifted away from lower margin technology products in both periods. Comparable sales of lower margin technology products declined 11% in 2003 and 7% in 2002; and comparable sales of business furniture declined 4% in 2003 and 6% in 2002. Sales of core supplies and paper were relatively flat in both periods. Sales of machine supplies, which include ink and toner, were up 4% in 2003, aided in part by our ink and toner initiatives in the second half of the year. However, with the more open presentation of ink and toner in our stores, we experienced increased shrink levels in 2003. Gross margins in 2003 were also negatively impacted by increased clearance activity as we launched several new retail initiatives.

Adopting EITF 02-16 reduced the cost of goods sold for 2003 by $135.3 million and increased advertising expense by $132.5 million. Had this change been effective for 2002, the pro forma impact would have decreased cost of goods sold by $150.9 million and increased advertising expense by $151.5 million. Cooperative advertising credits for 2001 totaled $167.1 million.

Reflecting the impact of EITF 02-16 on all periods, total operating and selling expenses in our North American Retail Division increased in 2003 after a decrease in 2002. Overall personnel-related costs, which represent the largest component of costs in this caption, decreased in both 2003 and 2002. Increases in wage rates and in certain employee benefit costs were more than offset by streamlining certain operational processes which reduced the amount of labor required to operate the stores and by reduced incentive costs in 2003 because the segment did not meet overall performance expectations. Lower sales in both periods contributed to lower credit card fees. Facility and facility maintenance expense increased in 2003 as we added stores and made changes to our store layout to handle various initiatives. Operating and selling expenses in 2002 also include $14.4 million to settle potential class action litigation in the state of California relating to certain employee classifications as exempt from overtime.

During 2001, we closed 73 stores, 70 of which were identified as part of our comprehensive business review completed in late 2000. We also identified ten additional under-performing stores that were closed in 2002. Because of continued uncertainty relating to sublease assumptions for properties previously closed, the Company conducted a comprehensive review of its closed store commitments during the fourth quarter of 2003 and recorded a $23.9 million charge to terminate some existing commitments and adjust the remaining commitments to current market values. We recorded similar charges in 2002 and 2001 for $6.7 million and $8.5 million, respectively. Additionally, charges for asset impairments for under-performing stores were $2.7 million, $5.4 million, and $35.2 million in 2003, 2002 and 2001, respectively. We regularly review actual and projected store performance and record any asset impairment charges as a component of store and warehouse operating expenses.

BSG

(Dollars in millions)	2003		2002		2001	
Sales	**$3,965.3**	**100.0%**	$3,913.9	100.0%	$3,763.0	100.0%
Cost of goods sold and occupancy costs	**2,671.2**	**67.4%**	2,684.7	68.6%	2,574.0	68.4%
Gross profit	**1,294.1**	**32.6%**	1,229.2	31.4%	1,189.0	31.6%
Operating and selling expenses	**906.2**	**22.9%**	864.6	22.1%	897.8	23.9%
Segment operating profit	**$ 387.9**	**9.7%**	$ 364.6	9.3%	$ 291.2	7.7%

Sales in our BSG segment increased 1% in 2003 and 4% in 2002. Sales in our contract channel increased in both 2003 and 2002. The increase in 2003 reflects growth in most markets, with the large customer segment growing at faster rates than the other customer segments. Contract sales in the eastern U.S. have displayed a positive trend throughout 2003 and 2002 and in the western U.S. since mid-2002. The catalog channel decreased in both 2003 and 2002. Domestic e-commerce sales grew by 15% during the 2003 and 33% in 2002. We expect continued growth in our e-commerce sales during 2004 as we allocate additional resources to that channel. Comparable sales of office supplies and machine supplies, the largest category in BSG's sales mix, increased 3% in both 2003 and 2002. Office furniture sales declined 3% in 2003 and 8% in 2002, while technology sales decreased 1% in 2003 following an increase of 5% in 2002.

Adopting EITF 02-16 reduced the cost of goods sold for 2003 by $63.7 million and increased advertising expense by $60.0 million. Had this change been effective for 2002, the pro forma impact would have decreased cost of goods sold by $66.1 million and increased advertising expense by $66.6 million. Cooperative advertising credits during 2001 totaled $83.9 million.

Reflecting the impact of EITF 02-16 on all periods, gross profit decreased in 2003 and 2002, reflecting the impact of increased sales to larger accounts that tend to have lower margin rates and the increasing proportion of 4Sure.com sales, which operates primarily in the lower margin technology business. During 2001, gross margin was higher following the introduction of volume-dependent pricing arrangements. We earn higher gross profit percentages in our BSG than in our retail operations principally because of lower occupancy costs and a sales mix that includes relatively fewer technology products.

Personnel, facility and delivery expenses are the largest components of our BSG operating expenses. Reflecting the impact of EITF 02-16 on all periods, operating and selling expenses as a percentage of sales decreased in both 2003 and 2002 because of continued efforts to reduce costs and increase productivity and efficiency. In 2003, we modified our delivery model in certain markets, resulting in lower personnel costs partially offset by increased third-party delivery costs following our decision to outsource certain delivery functions in some of our markets. In 2002, call center consolidation contributed to lower personnel-related costs, and the introduction of new technologies streamlined operations and reduced delivery costs by 13%.

International Division

(Dollars in millions)	2003		2002		2001	
Sales	**$2,746.5**	**100.0%**	$1,641.4	100.0%	$1,480.1	100.0%
Cost of goods sold and occupancy costs	**1,652.7**	**60.2%**	988.1	60.2%	888.4	60.0%
Gross profit	**1,093.8**	**39.8%**	653.3	39.8%	591.7	40.0%
Operating and selling expenses	**723.1**	**26.3%**	441.2	26.9%	379.5	25.7%
Segment operating profit	**$ 370.7**	**13.5%**	$ 212.1	12.9%	$ 212.2	14.3%

Sales in our International Division grew 67% in 2003 and 11% in 2002. In local currencies, sales grew 52% in 2003 and 6% in 2002. Our purchase of Guilbert in June 2003 contributed sales of $808.8 million. Excluding the impact of exchange rates and the Guilbert acquisition, sales in both 2003 and 2002 reflect growth in most of our international operations with the principal exceptions of Germany and Japan, where local economic conditions were weak during 2002 and most of 2003.

In addition to our acquisition of Guilbert, during 2003 we further expanded our existing European operations by starting contract operations in Germany and launching our retail business into Spain, where we opened six retail stores. In 2003, we also opened three stores in France and a net of five stores in Japan. In 2002, we added catalog operations in three countries; increased the size of our contract sales force in four countries; initiated contract sales in Italy; added a net of seven new stores in France; made several changes to our Japanese operation and launched nine new web sites. We expect to continue to grow all sales channels in our European operations.

Adopting EITF 02-16 reduced the cost of goods sold for 2003 by $41.4 million and increased advertising expense by $41.7 million. Had this change been effective for 2002, the pro forma impact would have decreased cost of goods sold by $24.3 million and increased advertising expense by $24.6 million. Cooperative advertising credits during 2001 totaled $20.9 million.

Reflecting the impact of EITF 02-16 on all periods, gross profit as a percentage of sales decreased in both 2003 and 2002, reflecting a higher mix of lower margin contract sales, growth in our existing contract business, and to a lesser extent, the increased distribution of prospecting catalogs (which feature lower priced products) in Europe to support growth into new markets. In 2003, the decrease was partially offset by better buying and increased purchasing discounts following the Company's recent Guilbert acquisition.

Operating and selling expenses as a percentage of sales are higher in our International Division than in our other segments primarily because we use an extensive marketing program to drive sales in existing markets, particularly in our catalog business where we use so-called prospecting catalogs with lower-priced products intended to induce customers to place first-time orders. We also had start-up activities in several new markets. Similar to BSG, personnel and delivery expenses are significant components of the International Division's operating and selling expenses. During 2003 and

2002, personnel, facility-related, advertising, and delivery expenses increased in total dollars because of the expansion of our business in Europe. However, in 2003 operating and selling expenses as a percentage of sales decreased, primarily as a result of the purchase of Guilbert's large account customer base, which requires less marketing and related costs. Also favorably impacting operating and selling expenses was the continued leverage of certain fixed operating expenses. As our operations grow in a particular market, fixed operating expenses decline relative to sales. For example, advertising costs in the form of prospecting and delivery costs, which are affected by the density of the delivery areas, decline as a percentage of sales as the market grows. Fiscal 2001 includes a gain of $10.2 million from the sale of a warehouse in London.

As noted above, sales in local currencies have substantially increased in recent years. For U.S. reporting, these sales are translated into U.S. dollars at average exchange rates experienced during the year. International Division sales were positively impacted by foreign exchange rates in 2003 by $253.2 million and $67.0 million in 2002. International Division segment operating profit also benefited from foreign exchange rates by $32.7 million during 2003 and $9.0 million in 2002. Future volatility in exchange rates could affect translated sales and operating profit of our International operations.

In January 2003, we sold our operations in Australia with no significant impact on earnings. The Australian operations have been accounted for as discontinued operations and all periods presented have been restated. In addition to Europe, we continue to operate in Japan. We have focused our Japanese business on a single brand offering and streamlined operations; however, sales trends in Japan have been negative for each of the periods presented.

Corporate and Other

Other Operating Expenses

Other operating expenses primarily reflect pre-opening expenses and, in 2003, costs related to the integration of Guilbert.

Pre-opening expenses consist of personnel, property and advertising expenses incurred in opening or relocating stores and CSCs. We typically incur pre-opening expenses during a six-week period prior to a store opening. Because we expense these items as they are incurred, the amount of pre-opening expenses each year is generally proportional to the number of new stores and CSCs opened during the period. Total Company store openings and relocations were 64 in 2003, 42 in 2002 and 55 in 2001. We opened 3 CSCs in 2002 and 4 in 2001. For 2003, our pre-opening expenses were approximately $150,000 per domestic office supply store and $75,000 per international office supply store. Our cost to open a new CSC varies significantly with the size and location of the facility. Although no CSCs were opened in 2003, we estimate costs to open a domestic or international CSC to be approximately $1.0 million per facility.

In 2003, we incurred approximately $17.7 million of non-capitalizable integration costs in connection with our acquisition of Guilbert in June 2003. These costs primarily relate to professional consulting fees for assistance with integration, management, internal communications plans, and human resource aspects of the acquisition.

General and Administrative Expenses

(Dollars in thousands)	2003	2002	2001
General and administrative expenses	**$578,840**	$486,279	$445,538
Percentage of sales	**4.7%**	4.3%	4.0%

Our general and administrative expenses consist primarily of personnel-related costs associated with support functions. Because these functions typically support all segments of our business, we have historically not considered these costs in determining our segment profitability. However, with the growth in our e-commerce and the acquisition of Guilbert, our general and administrative costs have increased substantially in recent years. Therefore, beginning in 2004, we plan to reclassify certain amounts previously classified as general and administrative expenses into operating and selling expenses. We also plan to begin allocating costs where appropriate to determine segment profitability.

The increase in 2003 reflects the inclusion of Guilbert since its acquisition in June, the impact of exchange rates on other international expenses, and costs relating to finance, human resources and merchandising software applications. Employee-related costs declined in 2003 from lower performance-based compensation, partially offset by higher costs for healthcare and other employee benefits. The increase in 2002 was attributable to additional professional fees to support operational process improvements, additional benefits costs, and costs incurred to support expansion activities that were not chargeable to segment operations.

The comments above and in the Overall section of MD&A describe how our management has historically determined our general and administrative expenses. Other companies may charge more or less of their general and administrative costs to their segments, and their results may not be comparable to ours.

Other Income and Expense

(Dollars in thousands)	2003	2002	2001
Interest income	**$ 14,196**	$ 18,509	$ 12,980
Interest expense	**(54,805)**	(46,195)	(43,339)
Miscellaneous income (expense), net	**15,392**	7,183	(9,057)

Average cash balances decreased slightly during 2003 after a substantial increase in 2002; however, interest rates earned on cash investments declined during the same time periods.

In August 2003 we issued $400 million of senior notes that mature in 2013. The increase in interest expense in 2003 reflects the impact of a partial year of interest relating to this additional borrowing. Similarly, 2002 reflects the impact of a full year of interest on the $250 million of senior subordinated notes issued in July 2001 and which mature in 2008. The effective interest rate on the $400 million notes has been reduced by the amortization of proceeds from an interest rate lock of $16.6 million. Additionally, the effective interest rate on the $250 million notes has been reduced by the amortization of $18.8 million from the September 2002 termination of an interest rate swap agreement. The proceeds received from both the interest rate lock and the interest rate swaps are being amortized to interest expense over the remaining term of the respective notes.

When a facility is closed before the end of an operating lease commitment, we record a liability at the present value of the lease obligation, offset by anticipated sublease income. For facilities closed prior to 2003, the imputed interest cost on the discounted obligations is recognized as interest expense each period. The recorded obligations primarily relate to the store closures following the 2000 business review and total $57.6 million at December 27, 2003 and $60.4 million at December 28, 2002.

Our net miscellaneous income (expense) consists of equity in the earnings of our joint venture investments, royalty and franchise income that we generate from licensing and franchise agreements, and realized gains and impairments of other investments. All of our equity investments involve operations outside of the United States and Canada. In 2003, we sold or abandoned a majority of our interest in certain Internet companies, resulting in a fourth quarter charge of $8.4 million. In 2002 and 2001, we recorded charges of $3.0 million and $14.7 million, respectively, related to the impairment of these investments. In 2003, this category also includes recognition of approximately $11.8 million of net foreign currency gains, primarily resulting from holding euro investments in anticipation of purchasing Guilbert in June 2003.

Income Taxes

(Dollars in thousands)	2003	2002	2001
Income Taxes	**$143,016**	$167,722	$112,296
Effective income tax rate*	**32%**	35%	36%

*Income Taxes as a percentage of earnings from continuing operations before income taxes.

The effective income tax rate has decreased over the three years presented, reflecting an increased proportion of international activity, which may be taxed at lower rates and, in 2003, realization of certain state tax credits. The effective tax rate in future periods can be affected by variability in our mix of income and tax rates in the various jurisdictions and therefore may be higher or lower than it has been over the past three years. The effective tax rate is expected to be somewhat lower at the beginning of 2004 and will be monitored and adjusted throughout the year for the actual mix of income.

Liquidity and Capital Resources

Cash provided by (used in) our operating, investing and financing activities is summarized as follows:

(Dollars in thousands)	2003	2002	2001
Operating activities	**$ 651,740**	$ 701,897	$ 745,941
Investing activities	**(1,179,837)**	(199,466)	(233,071)
Financing activities	**388,851**	(212,625)	(85,403)

Operating and Investing Activities

We have consistently satisfied operating liquidity needs and planned capital expenditure programs through our normal conversion of sales to cash. Over the three years ended in 2003, we generated over $2 billion of cash flows from operating activities. From time to time, we use our revolving credit facility for normal operating needs, primarily near the time of a significant non-operating cash outlay. We have also accessed the capital markets to supplement our cash position following acquisitions and for refinancings.

Our major sources of cash from operations include: store sales, a majority of which are generated on a cash and carry basis, our private label credit card program, which is administered by a third party financial services company and converted to cash daily, and collection of our receivables. We generate receivables from our contract and certain direct mail customers, and as we expand this business here and abroad, we anticipate our accounts receivable portfolio will grow. Additionally, amounts due us under rebate and cooperative advertising programs with our vendors comprised over 25% of total receivables at the end of 2003 and 35% at the end of 2002. These receivables tend to fluctuate seasonally (growing during the second half of the year and declining during the first half), because certain collections do not occur until specified milestones are reached or the program year is complete. These receivables, however, are typically high quality and are collected quickly after reaching specified milestones. Our primary outflow of cash from operations is the purchase of inventory, net of customary credit arrangements with vendors, operational costs, and the payment of current taxes.

Cash flows provided by operating activities in 2003 reflect lower net income as compared to 2002 and changes in working capital, more than offset by increases in non-cash charges and depreciation. Changes in working capital reflect an increase in inventories coupled with a decrease in accrued liabilities. The decrease in current liabilities reflects payments on closed store liabilities, accrued employee compensation, and settlement of accrued expenses, as well as the timing of year-end purchases and vendor payments. The increase in inventories reflects lower than expected sales in our North American Retail Division during the fourth quarter, and an intentional build up of certain products to support the holiday season and, our new retail merchandising initiatives. We do not believe that the additional inventories add to our product life cycle or obsolescence risk. The non-cash operating items primarily include an increase in our deferred income tax expense, an increase in our closed store reserve, and various asset impairments. The additional depreciation includes the impact of Guilbert assets. Cash flows provided by operating activities in 2002 reflect higher net income, partially offset by an increase in overall inventory at the end of the year.

Investing activities for 2003 include approximately $919 million for payments made in connection with our acquisition of Guilbert, net of cash acquired. The purchase price of Guilbert is subject to an upward adjustment of euro 40 million, payable in Office Depot common stock or cash, if Office Depot stock closes above $20 per share for five consecutive days over an 18-month period following the closing date of the acquisition. See Note D to our Consolidated Financial Statements for additional discussion of the purchase transaction. Investing activities in 2003 also include $100 million we invested in a mutual fund that primarily invests in U.S. Government agency obligations and cash proceeds from selling our Australian business in January 2003.

Excluding the acquisition of Guilbert, our primary investing activity is the acquisition of capital assets. The majority of our capital asset acquisitions relate to opening or remodeling retail stores and warehouses, as well as internal infrastructure upgrades. During 2003, we added or relocated a total of 48 stores and consolidated two CSCs in North America. Internationally, we opened 16 retail stores. We currently plan to open approximately 70 to 80 stores in our North American Retail Division and approximately 5 to 10 stores in our International Division during 2004. We estimate that our cash investing requirements will be approximately $1.0 million for each new domestic office supply store. The $1.0 million includes approximately $0.4 million for leasehold improvements, fixtures, point-of-sale terminals and other equipment, and approximately $0.6 million for the portion of our inventories that will not be financed by our vendors. In addition, our average new office supply store requires pre-opening expenses of approximately $0.2 million.

In late 2003, we announced our decision to build a new corporate support center in Boca Raton, Florida. We estimate that the center will be completed in the early part of 2006 at a cost in excess of $100 million, of which approximately $30 million will be paid in 2004.

Financing Activities

Our existing credit facility provides us with a maximum of $600 million in funds, including up to $150 million for issuance of standby and trade letters of credit. This facility is a three-year, unsecured revolving credit agreement maturing on April 24, 2005, though the Company may enter into a new arrangement before this agreement expires. The agreement provides for the availability of borrowings up to the equivalent of $100 million in U.S. dollars, euro, British pounds or yen. The remaining $500 million is available in U.S. dollars. Borrowings will bear interest at a benchmark variable rate plus a spread determined at the time of usage. For U.S. dollar borrowings, interest can be based on the then-current London Interbank Offering Rate (LIBOR) or U.S. prime rate, at the Company's election. For international borrowings, interest will be based on the then-current Eurocurrency rate. We can specify interest periods to be one, two, three or six months. Based on our current credit ratings, borrowings would include a spread of 0.925%. As of December 27, 2003, we had outstanding yen borrowings equivalent to $100.1 million, which had an effective interest rate of 0.9875%, and $72.8 million of the Company's total $81.5 million outstanding letters of credit were under this agreement. The agreement contains restrictive covenants relating to various financial statement ratios. We are in compliance with all such covenants.

In August 2003, the Company completed an offering of $400 million senior notes due August 2013. The notes are not callable and bear interest at the rate of 6.25% per year, to be paid on February 15 and August 15 of each year. The Notes contain provisions that, in certain circumstances, place financial restrictions or limitations on the Company. Simultaneous with completing the offering, the Company liquidated a treasury rate lock. The proceeds on the treasury rate lock will be amortized over the term of the notes, reducing the effective interest rate to the Company for the Notes to 5.87%. Also, in January 2004, we entered into a fixed-for-variable interest rate swap with a notional amount of $100 million.

In July 2001, we issued $250 million of seven year, non-callable, senior subordinated notes due on July 15, 2008. The notes contain provisions that, in certain circumstances, place financial restrictions or limitations on our Company. The notes have a coupon interest rate of 10.00%, payable semi-annually on January 15 and July 15. In August 2001, we entered into LIBOR-based variable rate swap agreements with notional amounts aggregating $250 million. In September 2002, we terminated the swap agreements and received a payment of $18.8 million plus accrued interest receivable. The proceeds from settlement are being amortized as a partial offset to interest expense over the remaining life of the notes, lowering the effective interest rate on these borrowings to 8.7%.

In October 2003, our Board of Directors authorized the Company to repurchase up to $50 million of its common stock. The repurchased shares are to be added to the Company's treasury shares and will effectively offset a portion of the Company's near-term requirements for its stock option and other benefit plans. Under this program, we purchased approximately 3.2 million shares of our stock during 2003 at a total cost of $50.1 million. A similar program was authorized in late 2001, and during 2002, we purchased 2.9 million shares of our stock at a total cost of $45.9 million and 252,000 shares during 2001 at a cost of $4.2 million.

During 2002, we exercised our option and redeemed all of the outstanding shares of convertible subordinated notes, originally issued in 1992 and 1993. The shares were redeemed at original issue price plus accrued interest, totaling $243 million.

Our 2001 net cash used in financing activities consisted mainly of long- and short-term debt payments of $400.5 million to pay off borrowings under our domestic credit facility that accumulated during the fourth quarter of 2000, mainly to support the repurchase of convertible subordinated notes in the prior year. These payments were partially offset by proceeds received in 2001 from the issuance of $250 million in senior subordinated notes as discussed above. We continually review our financing options. Although we currently anticipate that we will finance our 2004 operations, expansion and other activities through cash on hand, funds generated from operations, equipment leases and funds available under our credit facilities, we will continue to consider alternative financing as appropriate for market conditions.

The following table summarizes the Company's contractual cash obligations at December 27, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

Contractual Obligations		**Payments due by Period**			
(Dollars in thousands)	**Total**	**Less than 1 Year**	**1–3 Years**	**4–5 Years**	**After 5 Years**
Long-term debt obligations (1)	$1,126,449	$ 50,989	$200,460	$350,000	$ 525,000
Capital lease obligations (2)	120,495	16,766	23,760	15,856	64,113
Operating leases (3)	2,216,443	371,303	584,639	433,019	827,482
Purchase obligations (4)	90,283	45,386	37,647	4,350	2,900
Other long-term liabilities (5)	—	—	—	—	—
Total contractual cash obligations	$3,553,670	$484,444	$846,506	$803,225	$1,419,495

(1) Long-term debt obligations include our $400 million Senior Notes, our $250 million Senior Subordinated Notes and borrowings under our revolving credit facility, excluding any related discount. Amounts include contractual interest payments (using the interest rate as of December 27, 2003 for the revolving credit facility). Approximately yen 10,760,000, or $100.1 million at December 27, 2003, due under our revolving credit facility has been classified according to its scheduled maturity on April 24, 2005; however, we may refinance this borrowing under a future credit facility.
(2) The present values of these obligations, are included on our Consolidated Balance Sheets. See Note G of the Notes to Consolidated Financial Statements for additional information about our capital lease obligations.
(3) Our operating lease obligations are described in Note I of the Notes to Consolidated Financial Statements.
(4) Purchase obligations include agreements for goods and services that are enforceable and legally binding on the Company and that specify all significant terms. As of December 27, 2003, such obligations include television advertising, a sports facility naming right and other sports sponsorship commitments, telephone services, and software licenses and maintenance contracts for information technology.
(5) Our Consolidated Balance Sheet as of December 27, 2003 includes $244.6 million classified as "Deferred income taxes and other long-term liabilities." This caption consists primarily of our net long-term deferred income taxes, the unfunded portion of the Guilbert pension plans, and liabilities under our deferred compensation plans. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note H of the Notes to Consolidated Financial Statements for additional information regarding our deferred tax positions and Note J for a discussion of our employee benefit plans, including the Guilbert pension plans and the deferred compensation plan.

In addition to the above, we have letters of credit totaling $81.5 million outstanding at the end of the year, and we have recourse for private label credit card receivables transferred to a third party. We record a fair value estimate for losses on these receivables in our financial statements. The total outstanding amount transferred to a third party at the end of the year was approximately $263.4 million.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of these statements requires management to make judgments and estimates. Some accounting policies have a significant impact on amounts reported in these financial statements. A summary of significant accounting policies can be found in Note A in the Notes to Consolidated Financial Statements. We have also identified certain accounting policies that we consider critical to understanding our business and our results of operations and we have provided below additional information on those policies.

Vendor arrangements—At the beginning of each year, the Company enters into purchase arrangements with its vendors. Generally, our product costs per unit decline as higher volumes of purchases are reached. Often, our vendor agreements require the Company to pay higher per unit costs prior to reaching a predetermined milestone, at which time the vendor rebates the per unit differential.

We value inventories and cost of goods sold at the cost paid to the vendor, net of any anticipated rebates. If the anticipated volume of purchases is not reached, or we believe it is not likely to be reached, cost of goods sold and the remaining inventory balances are adjusted. The Company reviews sales projections and related purchases against vendor program income estimates on a regular basis and adjusts these balances accordingly. Additionally, we receive payments from vendors for activities that lower the cost of product shipment. Such receipts are recognized as a reduction of our cost of goods sold. While income is recognized throughout the year based on judgment and estimates, the final amounts due from vendors are generally known soon after year-end. Substantially all vendor program receivables outstanding at the end of the year are collected within the three months immediately following year-end.

We also have arrangements with our vendors where we are reimbursed for a portion of the costs of advertising a vendor's product. Prior to 2003, these arrangements reduced advertising expense for the period. Effective at the beginning of 2003, such cooperative arrangements are treated in the same manner as vendor rebates and reduce the costs of our inventory. Advertising is a component of store and warehouse operating and selling expenses. See Note C of the Notes to Consolidated Financial Statements for information regarding the impact of adopting EITF 02-16.

While agreements reached with vendors generally cover at least one year, vendor program and cooperative advertising arrangements can change between years. These arrangements can be influenced by increases or reductions in inventory purchases compared to company plans and programs offered by the vendors. While there are long-standing volume and pricing conventions in the office products business, such program arrangements are regularly renegotiated, and as such, are subject to change. If these vendor program arrangements were materially less beneficial, we could either increase the selling price of the vendor's product, which may impact sales volume, or experience a decline in profitability.

Inventory valuation—Our selling model is predicated on the breadth and availability of our product assortment, and our profitability is dependent on high inventory turnover rates. Our merchants monitor inventory on hand by location, particularly as it relates to trailing and projected sales trends. Once a product has been flagged for discontinuance, we record a charge to reduce the product cost to our assessment of the lower of cost or market. This assessment is based on the quality of the merchandise, the rate of sale, and our assessment of the market conditions. Additional cost adjustments and sales markdowns will be taken as considered appropriate until the product is sold or otherwise disposed. Estimates and judgments are required in determining what items to stock and at what level, and what items to discontinue and how to value them prior to sale.

Goodwill testing—Under accounting rules that became effective at the beginning of fiscal 2002, goodwill is no longer amortized but is tested at least annually for impairment.

Our testing consists of comparing the estimated fair values of each of our reporting units to their carrying amounts, including recorded goodwill. We estimate the fair values of each of our reporting units by discounting their projected cash flows. Our projections are based on the budget for the succeeding year and multi-year forecasts. Developing these future cash flow projections requires us to make significant assumptions and estimates regarding sales, gross margin and operating expenses of our reporting units, as well as assumed economic conditions. Since adoption of these accounting rules, our fair value determination has exceeded reporting unit carrying values in all cases. Should future results or economic events cause a change in our projected cash flows, or should our operating plans or business model change, future determinations of fair value may not support the carrying amount of one or more of our reporting units, and the related goodwill would need to be written down to an amount considered recoverable. Any such write down would be included in operating expenses of the business unit.

Closed store reserves and asset impairments—The Company assesses the performance of each retail store against historic patterns and projects future profitability on a regular basis. These assessments are based on management's estimates for sales growth, gross margin attainments, and cash flow generation. If as a result of these evaluations management determines that a store will not achieve certain targets, the decision may be made to close the store. At the end of 2000, for example, the Company decided to close 70 underperforming stores following a comprehensive business review and has closed additional stores in the following years. When the decision is made to close a store, and the store is no longer used for operating purposes, we recognize a liability for remaining costs related to the property, reduced by an estimate of any sublease income. The calculation of this liability requires us to make assumptions and to apply judgment regarding the remaining term on the lease (including vacancy period), anticipated sublease income, and costs associated with vacating the premises. With assistance from independent third parties, we review these judgments and estimates and adjust the liability accordingly. In 2003, as a result of a detailed portfolio review and changes in commercial real estate markets where we have lease commitments, we increased our liability for closed stores by $23.9 million. A similar adjustment of $6.7 million was made in 2002. Future fluctuations in the economy and the market place demand for commercial properties can result in material changes in the liability, which can result in a material charge. Costs associated with facility closures are included in store and warehouse operating expenses.

In addition to the decision whether or not to close a store, store assets are regularly reviewed for recoverability of their carrying amounts. The recoverability assessment requires judgment and estimates of future store generated cash flows. New stores may require two or more years to develop a customer base necessary to achieve expected cash flows. If the anticipated cash flows of a store cannot support the carrying amount of the store's assets, an impairment charge is recorded to operations as a component of operating and selling expenses. To the extent that management's estimates of future performance are not realized, future assessments could result in material impairment charges.

Income taxes—Income tax accounting requires management to make estimates and apply judgments to events that will be recognized in one period under rules that apply to financial reporting and in a different period in the Company's tax returns. In particular, judgment is required when estimating the value of future tax deductions, tax credits, and net operating loss carryforwards (NOLs), as represented by deferred tax assets. Some tax credits and NOLs may expire before they can be utilized and certain deductions by jurisdiction may not meet the recognition standard. Accordingly, to the extent that we believe the recovery of all or a portion of a deferred tax asset is not likely, we establish a valuation allowance. Generally, changes in judgments that increase or decrease these valuation allowances impact the effective tax rate, and therefore current earnings. With the acquisition of Guilbert, our deferred tax assets increased, primarily from their NOLs, though virtually all have been offset by valuation allowances because of the uncertainty of their realization. Should we be able to realize a tax benefit from these deferred tax assets, the benefit would reduce goodwill, rather than affect current earnings.

In addition to judgments associated with valuation accounts, our current effective tax provision is based on estimates of our mix of income between domestic and international sources that may be taxed at different rates. Changes in valuation reserves discussed above can impact the effective tax rate, as well as resolution of tax matters at amounts other than what we estimated. We regularly monitor our current and deferred tax positions and reflect our best estimates of events that have an uncertain outcome.

Significant Trends, Developments and Uncertainties

Over the years, we have seen continued development and growth of competitors in all segments of our business. In particular, mass merchandisers and warehouse clubs have increased their assortment of home office merchandise, attracting additional back-to-school customers and year-round casual shoppers. We also face competition from other office supply superstores that compete directly with us in numerous markets. This competition is likely to result in increased competitive pressures on pricing, product selection and services provided. Many of these retail competitors, including discounters, warehouse clubs, and even drug stores and grocery chains, carry at least limited numbers of basic office supply products, including ink jet and toner cartridges, printer paper and other basic supplies. Some of them have also begun to feature technology products. Many of them price these offerings lower than we do, but they have not shown an indication of greatly expanding their somewhat limited product offerings at this time. This trend towards a proliferation of retailers offering a limited assortment of office products is a potentially serious trend in our industry, and one that our management is watching closely.

We have also seen growth in new and innovative competitors that offer office products over the Internet, featuring special purchase incentives and one-time deals (such as close-outs). Through our own successful Internet and business-to-business web sites, we believe that we have positioned ourselves competitively in the e-commerce arena.

Another trend in our industry has been consolidation, as two major competitors in the superstores channel and the copy/print channel have been (or are in the process of being) acquired and consolidated into larger, well-capitalized corporate conglomerates. This trend towards consolidation, coupled with acquisitions by financially strong organizations, is potentially a significant trend in our industry.

Market Sensitive Risks and Positions

We have market risk exposure related to interest rates and foreign currency exchange rates. Market risk is measured as the potential negative impact on earnings, cash flows or fair values resulting from a hypothetical change in interest rates or foreign currency exchange rates over the next year. We manage the exposure to market risks at the corporate level. The portfolio of interest-sensitive assets and liabilities is monitored and adjusted to provide liquidity necessary to satisfy anticipated short-term needs. The percentage of fixed and variable rate debt is managed to fall within a desired range. Our risk management policies allow the use of specified financial instruments for hedging purposes only; speculation on interest rates or foreign currency rates is not permitted.

Interest Rate Risk

We are exposed to the impact of interest rate changes on cash equivalents and debt obligations. The impact on cash and short-term investments held at the end of 2003 from a hypothetical 10% decrease in interest rates would be a decrease in interest income of approximately $1.4 million in 2003.

Market risk associated with our debt portfolio is summarized below:

	2003			**2002**		
(Dollars in thousands)	**Carrying Value**	**Fair Value**	**Risk Sensitivity**	**Carrying Value**	**Fair Value**	**Risk Sensitivity**
$250 million Senior Subordinated Notes	**$259,440**	**$300,000**	**$ 5,760**	$262,213	$279,625	$6,174
$400 million Senior Notes	**$398,923**	**$420,320**	**$16,016**	—	—	—
Revolving Credit Facility (1)	**$100,102**	**$100,102**	**$ 501**	$ 81,415	$ 81,415	$ 407

(1) Including current maturities.

The risk sensitivity of fixed rate debt reflects the estimated increase in fair value from a 50 basis point decrease in interest rates, calculated on a discounted cash flow basis. The sensitivity of variable rate debt reflects the possible increase in interest expense during the next period from a 50 basis point change in interest rates prevailing at year-end.

In January 2004, we entered into an interest rate swap agreement to receive fixed and pay floating rates, converting the equivalent of $100 million of this portfolio to variable rate debt through 2013.

Foreign Exchange Rate Risk

We conduct business in various countries outside the United States where the functional currency of the country is not the U.S. dollar. Our expansion in Europe and our acquisition of Guilbert in June 2003 has increased the proportion of our operations in countries with euro and British pound functional currencies. Accordingly, we now face a greater risk that changes in foreign currency exchange rates will significantly affect our consolidated financial statements. The recent weakening of the U.S. dollar compared to other currencies, primarily the euro and British pound, has positively impacted our results by increasing reported sales and operating profit; however, a strengthening of the U.S. dollar will reduce our results. While we look for opportunities to reduce our exposure to foreign currency fluctuation against the U.S. dollar, at this point we have determined not to pursue hedging opportunities generally. As of December 27, 2003, a 10% change in the applicable foreign exchange rates would result in an increase or decrease in our operating profit of approximately $17 million.

Although operations generally are conducted in the relevant local currency, we are also subject to foreign exchange transaction exposure when our subsidiaries transact business in a currency other than their own functional currency. This exposure arises primarily from a limited amount of inventory purchases in a foreign currency. The introduction of the euro and our decision to consolidate our European purchases has greatly reduced these exposures. At any time during 2003, foreign exchange forward contracts to hedge certain inventory exposures totaled less than $51 million.

Inflation and Seasonality

Although we cannot determine the precise effects of inflation on our business, we do not believe inflation has a material impact on our sales or the results of our operations. We consider our business to be only somewhat seasonal, with sales in our North American Retail Division and Business Services Group slightly higher during the first and third quarters of each year, and sales in our International Division slightly higher in the first and fourth quarters.

New Accounting Standards

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 03-10, *Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers.* Generally under this guidance, vendor funded coupons that can be redeemed broadly across companies should be considered revenue, but vendor funded coupons that are unique to a specific retailer should be considered a reduction of the product cost sold. Most retailers, including Office Depot, have historically recognized both types of arrangements as revenue. Our sales for fiscal years 2003, 2002, and 2001 include approximately $12.3 million, $4.5 million, and $7.6 million relating to Company-specific vendor funded coupon arrangements. Beginning in 2004, future vendor funded arrangements will be classified as a reduction of cost of goods sold.

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46(R), *Consolidation of Variable Interest Entities.* FIN 46(R) replaces FIN 46 and addresses consolidation by business enterprises of variable interest entities. The provisions of FIN 46(R) are effective for the first reporting period that ends after December 15, 2003 for variable interests in those entities commonly referred to as special-purpose entities. Application of the provisions of FIN 46(R) for all other entities is effective for the first reporting period ending after March 15, 2004. We have no interest in any entity considered a special purpose entity; therefore, the initial adoption of FIN 46(R) did not have an impact on the Company. We believe the adoption of the provisions of FIN 46(R) in the first quarter of 2004 will have no impact on our net earnings, cash flows or financial position.

Cautionary Statements for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Cautionary Statements

In December 1995, the Private Securities Litigation Reform Act of 1995 (the "Act") was enacted by the United States Congress. The Act, as amended, contains certain amendments to the Securities Act of 1933 and the Securities Exchange Act of 1934. These amendments provide protection from liability in private lawsuits for "forward-looking" statements made by public companies under certain circumstances, provided that the public company discloses with specificity the risk factors that may impact its future results. We want to take advantage of the "safe harbor" provisions of the Act. In doing so, we have disclosed these forward-looking statements by informing you in the following specific cautionary statements of certain circumstances which may cause the information in these statements not to transpire as expected.

This Annual Report contains both historical information and other information that you can use to infer future performance. Examples of historical information include our annual financial statements and the commentary on past performance contained in our MD&A. While we have specifically identified certain information as being forward-looking in the context of its presentation, we caution you that, with the exception of information that is *clearly historical*, all the information contained in this Annual Report should be considered to be "forward-looking statements" as referred to in the Act. Without limiting the generality of the preceding sentence, any time we use the words "estimate," "project," "intend," "expect," "believe," "anticipate," "continue" and similar expressions, we intend to clearly express that the information deals with possible future events and is forward-looking in nature. Certain information in our MD&A is clearly forward-looking in nature, and without limiting the generality of the preceding cautionary statements, we specifically advise you to consider our MD&A in the light of the cautionary statements set forth herein.

Forward-looking information involves risks and uncertainties, including certain matters that we discuss in more detail below in this report on Form 10-K. Much of the information in this report that looks towards future performance of our Company is based on various factors and important assumptions about future events that may or may not actually come true. As a result, our operations and financial results in the future could differ materially and substantially from those we have discussed in the forward-looking statements in this Report. In particular, the factors we discuss below could affect our actual results and could cause our actual results in 2004 and in future years to differ materially from those expressed in any forward-looking statement made by us or on our behalf in this Report. We believe that the following risk factors should be considered by persons reading any part of this Report on Form 10-K, and we hereby expressly qualify this Report and future filings with the SEC (unless and until we modify these cautionary statements in a future filing) by the inclusion of these cautionary statements regarding future performance.

Competition—Retail: We compete with a variety of retailers, dealers and distributors in a highly competitive marketplace that includes such competitors as high-volume office supply chains (so-called "office supplies superstores"), warehouse clubs, computer stores, contract stationers and well-established mass merchant retailers. Even grocery and drug-store chains have begun to carry at least limited supplies of basic office supplies and technology items, including printer supplies such as ink cartridges and toner cartridges. While most of these retailers, other than the office supplies superstores, have not yet elected to carry the broad range of SKUs that our Company carries in its various channels of distribution, many of them have elected to carry the most popular and fastest selling items, often selling those limited SKUs at highly competitive prices relative to the prices at which our Company sells its products. Well-established mass merchant retailers have the financial and distribution ability to compete very effectively with us should they choose to enter more broadly into the office superstore retail category, Internet office supply or contract stationer business or substantially expand their offering in their existing retail outlets. In addition, there is substantial competition on the Internet from other merchants who may or may not have a "brick and mortar" presence. There is a possibility that any or all of these competitors could become more aggressive in the future, thereby increasing the number and breadth of our competitors, potentially having a material adverse effect on our business and results of our operations.

Competition—Contract and Commercial: We compete with a number of contract stationers, mail order and Internet operators and retailers who supply office products and services to large and small businesses, both nationally and internationally. In order to achieve and maintain expected profitability levels, we must continue to grow this segment of our business while maintaining the service levels and aggressive pricing necessary to retain existing customers. There can be no assurance we will be able to continue to expand our contract and commercial business while retaining our base of existing customers, and any failure to do so could have a material adverse effect on our profitability. We are also working on various initiatives to improve margin levels in this business segment, but there is no assurance that these initiatives will prove successful. Some of our competitors operate only in the contract and/or commercial channels and therefore may be able to focus more attention on the business services segment, thereby providing formidable competition. Our failure to adequately address this segment of our business could put us at a competitive disadvantage relative to these competitors. In addition, we have reached maximum capacity in some of our distribution centers that serve our contract and commercial customers, which may be expected to impede our ability to grow our business in certain areas of our markets. The economic problems of the past several years have had an adverse impact on a number of our contract and commercial customers, resulting in some cases in cutbacks in expenditures of our existing customers for office supplies and other items we sell to them.

Competition—Consolidation: The past year has seen movements to consolidate certain aspects of the competitive landscape, including the entry of new and well-funded competitors in certain aspects of our business. For example, two major common carriers of goods have either completed or are in the process of completing acquisitions of retail outlets that will allow them to compete directly for packaging and shipping business. This is a material part of our business as well, and presents a new competitive challenge to us. In addition, two of our major competitors, one in the retail segment and the other in the contract and commercial business, have merged to form a new and potentially more formidable competitive presence, capable of competing in a more unified manner than was the case when these companies were separate entities.

Internet: As mentioned above, many Internet-based merchandisers also compete with us. While this industry segment has somewhat slower growth than in previous years, the remaining competitors in the Internet-only segment are substantially stronger and better able to compete than was necessarily the case in the past. The stronger competitors have established strong distribution capabilities and are formidable competitors to the more traditional brick and mortar office supplies superstores. This competition may increase in the future as the companies which have survived the 'shakeout' in the Internet segment continue to expand their operations. In addition, certain manufacturers of computer hardware, software and peripherals, including certain of our suppliers, have expanded their own direct marketing of products, particularly over the Internet. In addition to selling technology hardware, some of these manufacturers have also begun to expand their offerings to include machine supplies, such as ink and toner. The number of these direct sellers has increased in recent years. Even as we expand our own Internet efforts, our ability to anticipate and adapt to the developing Internet marketplace and the capabilities of our network infrastructure to efficiently handle our rapidly expanding operations are of critical importance. Failure to execute well in any of these key areas could have a material adverse effect on our future sales growth and profitability.

Execution of Expansion Plans: We plan to open approximately 70 to 80 stores in the United States and Canada and 5 to 10 stores in our International Division during 2004. We consider our retail expansion program to be an integral part of our plans to achieve anticipated operating results in future years. Circumstances outside our control, such as adverse weather conditions affecting construction schedules, unavailability of acceptable sites or materials, labor disputes and similar issues could impact anticipated store openings. At times in the past, our expansion activities have been hampered by less than optimal selection of real estate locations, resulting in some stores that have failed to meet their planned financial results. Our future expansion plans also include opening retail stores of different sizes (generally smaller) than our traditional superstore models and using different store formats and layouts. We cannot determine with certainty whether these newly sized or formatted stores will be successful. The failure to expand by opening new stores as planned and/or the failure to generate the anticipated sales growth in markets where new stores are opened (including the opening of new sizes and formats of stores) could have a material adverse effect on our future sales growth and profitability.

Cannibalization of Sales in Existing Office Depot Stores: As we expand the number of our stores in existing markets, pursuing a 'fill-in' strategy that is both offensive and defensive in nature, sales in our existing stores may suffer from cannibalization (as customers of our existing stores begin shopping at our new stores). Our new stores typically require an extended period of time to reach the sales and profitability levels of our existing stores. Moreover, the opening of new stores does not ensure that those stores will ever be as profitable as existing stores, particularly when new stores are opened in highly competitive markets or markets in which other office supply superstores may have achieved "first mover" advantage. Our comparable sales are affected by a number of factors, including the opening of additional Office Depot stores; the expansion of our contract stationer business in new and existing markets; migration of our customers from the retail channel to other channels, including our own Internet sites, commercial and contract channels, competition from other office supply chains, mass merchandisers, warehouse clubs, computer stores, other contract stationers and Internet-based businesses; and regional, national and international economic conditions. In addition, our profitability would be adversely affected if our competitors were to attempt to capture market share by reducing prices. Any or all of these circumstances could have a material adverse effect on our anticipated future revenue and profitability models.

Costs of Remodeling and Re-merchandising Stores: The remodeling and re-merchandising of our stores has contributed to increased store expenses, and these costs are expected to continue impacting store expenses throughout 2004 and beyond. While a necessary aspect of maintaining a fresh and appealing image to our customers, the expenses associated with such activities could result in a significant impact on our net income in the future. In addition, there is no guarantee that these changes will generate any of the benefits that we have anticipated. Furthermore, our growth, through both store openings and acquisitions, will continue to require the expansion and upgrading of our informational, operational and financial systems, as well as necessitate the hiring of new managers at the store and supervisory level. As mentioned in our MD&A, we are also experimenting with a new retail format which we call 'Millennium.' We have thus far opened or remodeled 11 stores to the Millennium design. We continue to evaluate the return on our investment in the Millennium design, as we seek to reduce the capital and other costs associated with either building or remodeling to the Millennium design. If we are unsuccessful in achieving an acceptable ROI on this design, such failure could have a material adverse effect on our future sales growth and profitability.

Historical Fluctuations in Performance: Fluctuations in our quarterly operating results have occurred in the past and may occur in the future. A variety of factors could contribute to this quarter-to-quarter variability, including new store openings which require an outlay of pre-opening expenses, generate lower initial profit margins and cannibalize existing stores; timing of warehouse integration; competitors' pricing; changes in our product mix; fluctuations in advertising and promotional expenses; the effects of seasonality; acquisitions of contract stationers; competitive store openings; an increase in activity by non-traditional resellers of office supplies, technology or other products we sell, or other events. Such quarterly fluctuations could have a material adverse effect on our financial results and/or the price of our securities.

International Activity: We have operations in a number of international markets. We intend to enter additional international markets as attractive opportunities arise. Each entry could take the form of a start-up, acquisition of stock or assets or a joint venture or licensing arrangement. We have made a decision to accelerate our growth in Europe, increasing more rapidly than originally planned the number of countries in which we operate. In addition to the risks described above (in our domestic operations), internationally we face such risks as foreign currency fluctuations, unstable political and economic conditions, and, because some of our foreign operations are not wholly owned, compromised operating control in certain countries. Recent world events have served to underscore even further the risks and uncertainties of operating in other parts of the world. Risks of civil unrest, war and economic crisis in portions of the world outside North America in which we operate represent a more significant factor than may have been the case in the past. Also, we have experienced significant fluctuations in foreign currency exchange rates in 2003, including large swings in the exchange rate between the dollar and the euro during the prior year, which affected the sales and earnings in our International Division. Our results may continue to be affected by these fluctuations, both positive and negative, in the future as the value of the U.S. dollar changes against other currencies. All of these risks could have a material adverse effect on our financial position or our results from operations. Moreover, as we increase the relative percentage of our business that is operated globally, we also increase the impact these factors have on our future operating results. Our startup operation in Japan, in particular, has proven to be disappointing to date and has generated losses that have materially affected our financial results in the past and may do so in the future. Because of differing commercial practices, laws and other factors, our ability to use the Internet and electronic commerce to substantially increase sales in international locations may not progress at the same rate as in North America.

Integration of Guilbert in Europe: In June 2003, we completed the acquisition of Guilbert, S.A., a leading contract stationer in Europe and formerly a wholly owned subsidiary of the PPR Group in France. In addition to the risks associated with making a large investment (nearly $1 billion in U.S. dollars at year-end exchange rates), we also face a formidable challenge in the integration of the Guilbert organization into our European Office Depot and Viking businesses. We appointed new country managers in nearly every country in which we operate in Europe. Some of these managers came from the Guilbert organization and some from the Office Depot/Viking organization. Failures of any of these managers to adapt to new cultures and the challenges in most cases of managing substantially larger businesses in their respective countries could have a material impact on our results of operations in Europe. In addition to the merger of somewhat different cultures, we also face the challenges of physically integrating facilities from both the former Guilbert side of the business and the former Office Depot/Viking side of the business. In many cases, we have duplicate distribution facilities in close proximity to one another. We must choose wisely which facilities to consolidate, or which ones to emphasize for future growth and expansion. To the extent that we close or consolidate facilities, we are likely to face high social costs associated with such moves, and the possibility of work stoppages in the form of strikes in some locales in Europe. Any or all of these integration issues could have a material impact on our future financial performance and results of operations.

Global Sourcing of Products/Private Label: In recent years, we have substantially increased the number and types of products which we sell under our own Office Depot®, Viking™, Guilbert®, NiceDay™ and other private label brands. We expect this trend to continue and even accelerate in the future. We source many of these products from outside the United States, particularly in the Far East. While these products have attractive margins and may enhance our brand image, the increased reliance on foreign sourced products introduces its own set of risks and uncertainties. Sources of supply may prove to be unreliable, or the quality of the globally sourced products may vary from our expectations. Economic and civil unrest in areas of the world where we source such products could adversely impact the availability or cost of such products, or both. Moreover, this increased reliance on globally sourced products also subjects our Company to other risks, such as the protracted dockworkers strike on the U.S. West Coast that adversely impacted imported products for a substantial period of time in 2002. Moreover, while we seek indemnities from the manufacturers of these products, the uncertainty of realizing on any such indemnity and the lack of understanding of U.S. product liability laws in certain parts of the Far East make it more likely that we may have to respond to claims or complaints from our customers as if we were the manufacturer of the products. For this reason, we have incurred the expense of purchasing separate product liability insurance for sourced products. The availability and expense of such insurance, while satisfactory to date, may change in the future, making our procurement of foreign sourced products materially less attractive than is the case today. In addition, while the initial margins on such products is generally more attractive than we can achieve by sourcing from traditional sources of supply, other factors, such as the lack of program dollars, including cooperative advertising contributions, may make such sourcing less attractive in the future. Any of these circumstances could have a material adverse effect on our financial performance in the future.

Sources and Uses of Cash: We believe that our current level of cash and cash equivalents, future operating cash flows, lease financing arrangements and funds available under our credit facilities and term loans should be sufficient to fund our planned expansion, integration and other operating cash needs for at least the next year. However, there can be no assurance that additional sources of financing will not be required during the next twelve months as a result of unanticipated cash demands, opportunities for expansion, acquisition or investment, changes in growth strategy, changes in our warehouse integration plans or adverse operating results. We could attempt to meet our financial needs through the capital markets in the form of either equity or debt financing. Alternative financing will be considered if market conditions make it financially attractive. There can be no assurance that any additional funds required by us, whether within the next twelve months or thereafter, will be available to us on satisfactory terms. Our inability to access needed financial resources could have a material adverse effect on our financial position or operating results.

M&A Activity: In 2003, we made a major investment in the growth of our business in Europe through the acquisition of Guilbert, S.A. from the PPR Group, at a cost of almost $1 billion (U.S. dollars at year-end exchange rates). This followed by five years our previous major acquisition of Viking in 1998. Other than these two acquisitions, we have otherwise limited our merger and acquisition activity to relatively small acquisitions. However, as we seek ways to more aggressively expand and grow our business, it appears more likely that we will increase our interest in M&A activity, both domestically and internationally. While the opportunities from such activity cannot be ignored, neither can the clear reality that many acquisitions do not measure up to the expectations of the acquiring company, for a host of reasons. M&A activity may divert attention of our executive management team away from our existing core businesses. We may do a less than optimal job of due diligence or evaluation of target companies, and, as always, the task of integrating two substantial businesses can prove daunting. Failure to grow our businesses through M&A activity, or failure to execute M&A activity in a satisfactory manner, as well as adding substantial leverage to our balance sheet in order to accomplish major acquisitions, could have a significant and material adverse effect on our future business prospects and/or our financial performance in the future.

Effects of Certain Charges: From time to time in the past, we have recorded charges and credits to adjust past estimates, such as facility closure costs, to reflect current conditions.

There can be no assurance that additional charges of this nature will not be required in the future as well. In particular, we expect that a retail store chain, such as our Retail Stores Division, should expect to close a certain number of stores each year, while remodeling and/or relocating a number of other stores. We cannot be certain that our decisions to close, remodel and/or relocate stores will have the desired favorable results on our financial performance, nor can we anticipate the size and nature of charges associated with such matters. Moreover, an increase in M&A activity increases our exposure to having to take such charges, as we learn more about the acquired entity and reach conclusions to consolidate, etc. that may or may not have been contemplated at the time of acquisition. Such charges, if any, could have a materially adverse impact on our financial position or operating results in the future.

Impact of New Legislation and New Accounting Rules: Since 2002, our Company, along with other publicly held companies, has been working diligently to comply with new legislation that has been called the most comprehensive set of reforms of public companies in over a half century, the Sarbanes-Oxley Act of 2002 ("SOA"). Moreover, the implementation of various mandates under SOA has resulted in the adoption of a host of new regulations by the Securities and Exchange Commission ("SEC"), and, more regulation is anticipated from the newly created Public Company Accounting Oversight Board. New regulations may dramatically change the manner in which the Company is required to report its results of operations, balance sheet items and other aspects of financial accounting in the future. In addition, substantial costs have been incurred, and will continue to be incurred to comply with various of these mandates, including the engagement of separate public accounting firms to perform work that is now prohibited to be performed by our regular independent accounting firm, internal costs associated with documenting the adequacy of our internal financial controls and similar compliance activities, and increased costs of audit by our independent accounting firm.

While Office Depot believes that it has been at all times in material compliance with laws and regulations pertaining to the proper recording and reporting of our financial results, there can be no assurance that future regulations, implementing SOA and otherwise, will not have a material adverse impact on our reported results as compared with prior reporting periods. Certain policy issues, such as the expensing of stock options issued to our employees, could, for example, have a dramatic impact on our reported results of operations, depending upon the outcome of current discussions regarding which, if any, of these policy issues should or will change. Any or all of the foregoing could have a material adverse impact on our reported financial results. The Financial Accounting Standards Board (the "FASB") has promulgated several new accounting standards and is considering others, some of which could have a material impact on our reported results. In particular, our Company is required to assess the continuing value of goodwill and long-lived assets. This assessment requires judgment and estimates about future cash flows, which may or may not be realized. Changes in facts or assumptions could cause the write-down or write-off of long-lived assets or goodwill associated with various of our operations. The impact of any required write-off of goodwill associated with any units of our Company could have a material adverse impact on our reported financial results in future periods.

In summary, while Office Depot is confident that its past practices and reports filed with the SEC, the New York Stock Exchange and other reports are in material compliance with all laws and regulations, the continued obligation to further enhance disclosures and make filings that increase the transparency of our reported results will undoubtedly add to the overall cost of doing business. And some of the many proposed changes in accounting policies and principles could dramatically alter the reported results of our Company, particularly if we become obligated to expense stock options, as contemplated by at least certain currently pending proposals among various regulatory bodies.

Executive Management: Since the appointment of our new Chief Executive Officer in July 2000, we have continued to evolve our management organization to better address the future goals of our Company. In 2002, we filled key positions by adding Executive Vice Presidents in the areas of Information Technology, Merchandising and Marketing. These new senior executives, in turn, have made significant changes in their respective business organizations. In many cases, new executives have joined our Company midway through 2002 or even later. In late 2003, two senior executives left our Company—our President of BSG and our EVP and Chief Merchandising Officer. We announced a management reorganization in late 2003, including the creation of a new office of President, North America, to whom certain key operating executives in North America would report. This would dramatically reduce the number of such officers who report directly to our Chairman and CEO. At the same time, we announced promotions of two long-time Office Depot executives to fill key executive positions in direct sales and supply chain; and we also announced searches to fill the positions of President, North America and EVP, Merchandising. To date, these positions have not been filled. Such extensive changes in the management structure of our Company may be expected to result in numerous changes throughout our management organization, with uncertain outcomes. There is no assurance that we will necessarily fill these positions with the best persons for the job, or that the executive team will function in a cohesive and effective manner. As a result, our future operations and results may be materially and adversely affected.

Disclaimer of Obligation to Update

We assume no obligation (and specifically disclaim any such obligation) to update these Cautionary Statements or any other forward-looking statements contained in this Annual Report to reflect actual results, changes in assumptions or other factors affecting such forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

See the information in the "Market Sensitive Risks and Positions" subsection of Management's Discussion and Analysis of Financial Condition and Results of Operation set forth in Item 7 hereof.

Item 8. Financial Statements and Supplementary Data.

See Item 15(a) in Part IV.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Company's fiscal fourth quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Information concerning our executive officers is set forth in Item 1 of this Form 10-K under the caption "Executive Officers of the Registrant."

Information with respect to our directors and the nomination process is incorporated herein by reference to the information "Election of Directors/Biographical Information on the Candidates" and "How Nominees to our Board are Selected" in the Proxy Statement for our 2004 Annual Meeting of Stockholders.

Information regarding our audit committee financial experts is incorporated by reference to the information "Committees of our Board" and "Audit Committee Report for 2004" in the Proxy Statement for our 2004 Annual Meeting of Stockholders.

Information required by Item 405 of Regulation S-K is incorporated herein by reference to "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for our 2004 Annual Meeting of Stockholders.

The Code of Ethics for the Company's CEO, CFO, and Other Senior Executives is attached as Exhibit 14 to this Form 10-K.

Item 11. Executive Compensation.

Information with respect to executive compensation is incorporated herein by reference to the information under the caption "Executive Compensation" in the Proxy Statement for our 2004 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information with respect to security ownership of certain beneficial owners and management is incorporated herein by reference to the information under the caption "Stock Ownership Information" in the Proxy Statement for our 2004 Annual Meeting of Stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information regarding compensation plans under which equity securities of the Company are authorized for issuance as of December 27, 2003:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted average exercise price (b)	Number of securities remaining available for future issuance (c)
Equity compensation plans approved by security holders			
Long-Term Equity Incentive Plan (including the Long-Term Incentive Stock Plan) (1)	29,452,938	$14.89	6,319,192 (2)
Employee Stock Purchase Plan (ESPP)	Not Applicable	Not Applicable	1,860,379 (3)
Retirement Savings Plans	Not Applicable	Not Applicable	Not Applicable (3)
Equity compensation plans not approved by security holders			
None	—	Not Applicable	—
Total	29,452,938	$14.89	8,179,571

(1) Outstanding options under the Long-Term Incentive Stock Plan are satisfied with available securities from the Long-Term Equity Incentive Plan.
(2) As of December 27, 2003, the number of securities remaining available for future issuance has been reduced by approximately 390,000 shares of restricted stock.
(3) The Company currently settles essentially all share needs under the ESPP, the 401(k) Plan, and related deferred compensation plan, by open market purchases through the respective plan administrators.

For a description of the equity compensation plans above, see Note J—Employee Benefit Plans included under the heading "Notes to Consolidated Financial Statements."

Item 13. Certain Relationships and Related Transactions.

Information with respect to such contractual relationships is incorporated herein by reference to the information under the captions "CEO Compensation" in the Proxy Statement for our 2004 Annual Meeting of Stockholders.

Item 14. Principal Accountants Fees and Services.

Information with respect to principal accountants fees and services is incorporated herein by reference to the information under the caption "Information About Our Independent Accountants" in the Proxy Statement for our 2004 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) The following documents are filed as a part of this report:
1. The financial statements listed in "Index to Financial Statements."
2. The financial statement schedule listed in "Index to Financial Statement Schedule."
3. The exhibits listed in the "Index to Exhibits."

(b) Reports on Form 8-K.

No reports on Form 8-K were filed during the year ended December 27, 2003 except those disclosed in our 2003 Quarterly Reports on Form 10-Q, and the following reports on Form 8-K filed in the fourth quarter ended December 27, 2003 through the filing of this annual report.
1. The Company filed a report, dated, October 29, 2003, regarding a press release announcing a stock repurchase program providing for the repurchase of up to $50 million of the Company's common stock over the next twelve months.
2. The Company filed a report, dated, November 25, 2003, regarding the adoption of certain amendments to the Corporation's Shareholder's Rights Plan.
3. The Company filed a report, dated, February 11, 2004, regarding a press release with respect to financial results for the fourth quarter and fiscal year ending December 27, 2003 as well as the outlook for 2004.
4. The Company filed a report, dated February 12, 2004, regarding a transcript on the conference call on financial results conducted on February 11, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 25th day of February 2004.

OFFICE DEPOT, INC.

By: /s/ BRUCE NELSON

Bruce Nelson
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated on February 25, 2004.

Signature	Capacity
/s/ BRUCE NELSON Bruce Nelson	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board
/s/ CHARLES E. BROWN Charles E. Brown	Executive Vice President, Finance and Chief Financial Officer (Principal Financial Officer)
/s/ JAMES A. WALKER James A. Walker	Senior Vice President, Finance and Controller (Principal Accounting Officer)
/s/ LEE A. AULT, III Lee A. Ault, III	Director
/s/ NEIL R. AUSTRIAN Neil R. Austrian	Director
/s/ CYNTHIA R. COHEN Cynthia R. Cohen	Director
/s/ DAVID I. FUENTE David I. Fuente	Director
/s/ BRENDA J. GAINES Brenda J. Gaines	Director
/s/ BRUCE S. GORDON Bruce S. Gordon	Director
/s/ W. SCOTT HEDRICK W. Scott Hedrick	Director
/s/ JAMES L. HESKETT James L. Heskett	Director
/s/ MICHAEL J. MYERS Michael J. Myers	Director
/s/ FRANK P. SCRUGGS, JR. Frank P. Scruggs, Jr.	Director
/s/ PETER J. SOLOMON Peter J. Solomon	Director

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Office Depot, Inc.:

We have audited the accompanying consolidated balance sheets of Office Depot, Inc. and subsidiaries (the "Company") as of December 27, 2003 and December 28, 2002 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 27, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 27, 2003 and December 28, 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 27, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note C to the consolidated financial statements, in 2003 the Company changed its method of accounting for cooperative advertising arrangements to conform to the requirements of Emerging Issues Task Force Issue No. 02-16 upon adoption of such principle.

Deloitte & Touche LLP

Certified Public Accountants
Miami, Florida
February 23, 2004

OFFICE DEPOT, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 27, 2003	December 28, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 790,889**	$ 877,088
Short-term investments	**100,234**	6,435
Receivables, net of allowances of $34,173 in 2003 and $29,149 in 2002	**1,112,417**	771,632
Merchandise inventories, net	**1,336,341**	1,305,589
Deferred income taxes	**169,542**	143,073
Prepaid expenses and other current assets	**67,305**	105,898
Total current assets	**3,576,728**	3,209,715
Property and equipment, net	**1,244,295**	1,118,062
Goodwill	**1,004,122**	257,797
Other assets	**320,097**	180,238
Total assets	**$6,145,242**	$4,765,812
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$1,323,179**	$1,173,973
Accrued expenses and other current liabilities	**809,073**	662,490
Income taxes payable	**132,085**	139,431
Current maturities of long-term debt	**12,916**	16,115
Total current liabilities	**2,277,253**	1,992,009
Deferred income taxes and other long-term liabilities	**244,600**	64,721
Long-term debt, net of current maturities	**829,302**	411,970
Commitments and contingencies		
Stockholders' equity:		
Common stock—authorized 800,000,000 shares of $.01 par value; issued 398,822,742 in 2003 and 393,905,052 in 2002	**3,988**	3,939
Additional paid-in capital	**1,175,497**	1,118,028
Unamortized value of long-term incentive stock grant	**(1,362)**	(1,295)
Accumulated other comprehensive income	**214,764**	1,165
Retained earnings	**2,304,737**	2,028,442
Treasury stock, at cost—88,628,803 shares in 2003 and 85,389,591 shares in 2002	**(903,537)**	(853,167)
Total stockholders' equity	**2,794,087**	2,297,112
Total liabilities and stockholders' equity	**$6,145,242**	$4,765,812

The accompanying notes are an integral part of these statements.

OFFICE DEPOT, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share amounts)

	2003	2002	2001
Sales	**$12,358,566**	$11,356,633	$11,082,112
Cost of goods sold and occupancy costs	**8,484,420**	8,022,663	7,940,067
Gross profit	**3,874,146**	3,333,970	3,142,045
Store and warehouse operating and selling expenses	**2,802,240**	2,338,128	2,331,013
General and administrative expenses	**578,840**	486,279	445,538
Other operating expenses	**22,809**	9,855	12,125
Operating profit	**470,257**	499,708	353,369
Other income (expense):			
Interest income	**14,196**	18,509	12,980
Interest expense	**(54,805)**	(46,195)	(43,339)
Miscellaneous income (expense), net	**15,392**	7,183	(9,057)
Earnings from continuing operations before income taxes and cumulative effect of accounting change	**445,040**	479,205	313,953
Income taxes	**143,016**	167,722	112,296
Earnings from continuing operations before cumulative effect of accounting change	**302,024**	311,483	201,657
Discontinued operations, net	**176**	(775)	(614)
Cumulative effect of accounting change, net	**(25,905)**	—	—
Net earnings	**$ 276,295**	$ 310,708	$ 201,043
Earnings per share from continuing operations before cumulative effect of accounting change:			
Basic	**$ 0.98**	$ 1.02	$ 0.68
Diluted	**0.96**	0.98	0.66
Cumulative effect of accounting change:			
Basic	**$ (0.08)**	$ —	$ —
Diluted	**(0.08)**	—	—
Net earnings per share:			
Basic	**$ 0.89**	$ 1.01	$ 0.67
Diluted	**0.88**	0.98	0.66

The accompanying notes are an integral part of these statements.

OFFICE DEPOT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Unamortized Value of Long-Term Incentive Stock Grant	Accumulated Other Comprehensive Income (Loss)	Compre-hensive Income	Retained Earnings	Treasury Stock
Balance at December 30, 2000	378,688,359	$3,787	$ 939,214	$(2,793)	$ (53,490)		$1,516,691	$(802,158)
Comprehensive income:								
Net earnings						$201,043	201,043	
Foreign currency translation adjustment					(17,783)	(17,783)		
Comprehensive income						$183,260		
Acquisition of treasury stock								(4,194)
Grant of long-term incentive stock	80,000	1	764	(764)				
Exercise of stock options (including income tax benefits)	5,604,810	55	56,430					(60)
Issuance of stock under employee stock purchase plans	751,400	8	6,712					
Matching contributions under 401(k) and deferred compensation plans	413,771	4	3,957					
Direct Stock Purchase Plans			11					24
Amortization of long-term incentive stock grant				979				
Balance at December 29, 2001	385,538,340	3,855	1,007,088	(2,578)	(71,273)		1,717,734	(806,388)
Comprehensive income:								
Net earnings						$310,708	310,708	
Foreign currency translation adjustment					72,438	72,438		
Comprehensive income						$383,146		
Acquisition of treasury stock								(45,869)
Grant of long-term incentive stock	15,000	1	218	(218)				
Cancellation of long-term incentive stock	(73,524)	(1)	(549)	284				
Exercise of stock options (including income tax benefits)	8,195,441	82	108,478					(965)
Issuance of stock under employee stock purchase plans	139,773	1	1,097					
Matching contributions under 401(k) and deferred compensation plans	90,022	1	1,663					
Direct Stock Purchase Plans			33					56
Amortization of long-term incentive stock grant				1,217				
Balance at December 28, 2002	393,905,052	3,939	1,118,028	(1,295)	1,165		2,028,442	(853,167)
Comprehensive income:								
Net earnings						**$276,295**	**276,295**	
Foreign currency translation adjustment					**197,570**	**197,570**		
Proceeds from cash flow hedge, net of amortization					**16,029**	**16,029**		
Comprehensive income						**$489,894**		
Acquisition of treasury stock								**(50,064)**
Grant of long-term incentive stock	**60,000**	**1**	**867**	**(867)**				
Cancellation of long-term incentive stock	**(4,500)**			**75**				
Exercise of stock options (including income tax benefits)	**4,850,481**	**48**	**57,710**					**(358)**
Issuance of stock under employee stock purchase plans	**11,709**		**(1,056)**					
Direct Stock Purchase Plans			**23**					**52**
Amortization of long-term incentive stock grant				**725**				
Balance at December 27, 2003	**398,822,742**	**$ 3,988**	**$1,175,497**	**$(1,362)**	**$214,764**		**$2,304,737**	**$(903,537)**

The accompanying notes are an integral part of these statements.

OFFICE DEPOT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net earnings	$ 276,295	$ 310,708	$ 201,043
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Cumulative effect of accounting change, net	25,905	—	—
Discontinued operations, net	(176)	775	614
Depreciation and amortization	248,345	200,747	198,223
Charges for losses on inventories and receivables	118,282	93,220	108,690
Net earnings from equity method investments	(11,056)	(9,279)	(10,892)
Accreted interest on zero coupon, convertible subordinated notes	—	7,558	11,308
Deferred income tax provision	33,052	9,994	196
Net loss on investment securities	8,428	2,998	14,100
Loss (gain) on disposal of property and equipment	6,912	1,465	(5,273)
Facility closure costs and impairment charges	26,675	12,130	43,623
Other operating activities	17,302	27,276	5,001
Changes in assets and liabilities:			
Decrease in receivables	30,171	11,668	83,581
(Increase) decrease in merchandise inventories	(52,419)	(99,487)	75,238
Net decrease (increase) in prepaid expenses and other assets	4,935	(18,169)	8,961
Net (decrease) increase in accounts payable, accrued expenses and deferred credits	(80,911)	150,293	11,528
Total adjustments	375,445	391,189	544,898
Net cash provided by operating activities	651,740	701,897	745,941
Cash flows from investing activities:			
Sale (purchase) of short-term investments	6,435	(6,435)	—
Purchases of investment securities	—	(2,151)	—
Purchase of investments, available-for-sale	(100,000)	—	—
Acquisitions, net of cash acquired	(918,966)	—	(45,960)
Capital expenditures	(211,941)	(202,218)	(208,056)
Proceeds from sale of business	36,210	—	—
Proceeds from sale of property and equipment	8,425	11,338	20,945
Net cash used in investing activities	(1,179,837)	(199,466)	(233,071)
Cash flows from financing activities:			
Net proceeds from exercise of stock options and sale of stock under employee stock purchase plans	46,664	88,898	52,962
Repurchase of common stock for treasury	(50,064)	(45,869)	(4,193)
Proceeds from issuance of subordinated notes	398,880	—	266,286
Proceeds from issuance of long-term borrowings	28,505	—	—
Payments on long- and short-term borrowings	(35,134)	(12,350)	(400,458)
Repurchase of zero coupon, convertible subordinated notes	—	(243,304)	—
Net cash provided by (used in) financing activities	388,851	(212,625)	(85,403)
Effect of exchange rate changes on cash and cash equivalents	53,047	21,894	(8,537)
Net (decrease) increase in cash and cash equivalents	(86,199)	311,700	418,930
Cash and cash equivalents at beginning of period	877,088	565,388	146,458
Cash and cash equivalents at end of period	$ 790,889	$ 877,088	$ 565,388

The accompanying notes are an integral part of these statements.

NOTE A—Summary of Significant Accounting Policies

Nature of Business: Office Depot, Inc. and subsidiaries (the "Company") is a global supplier of office products and services, with sales in 21 countries outside the United States and Canada under the Office Depot®, Viking Office Products®, Viking Direct®, 4Sure.com®, Guilbert®, and NiceDay™ brand names. Products and services are offered through wholly owned retail stores, contract business-to-business sales relationships, commercial catalogs and multiple web sites providing a wide range of office products, computers and technical support functions.

Basis of Presentation: The consolidated financial statements of Office Depot, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany transactions have been eliminated in consolidation. Non-controlling investments in joint ventures selling office products and services in Mexico and Israel are accounted for using the equity method. The Company's share of joint ventures' operations is included in the Consolidated Statements of Earnings in miscellaneous income (expense), net.

Certain prior year amounts have been reclassified to conform to current year presentation.

Fiscal Periods: Fiscal years are based on a 52- or 53-week period ending on the last Saturday in December. All periods presented consist of 52 weeks.

Estimates and Assumptions: Preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and related notes. Actual results may differ from those estimates.

Foreign Currency: Assets and liabilities of international operations are translated into U.S. dollars using the exchange rate at the balance sheet date. Revenues and expenses are translated at average monthly exchange rates. Translation adjustments resulting from this process are recorded in stockholders' equity as a component of other comprehensive income (loss).

Monetary assets and liabilities denominated in a currency other than a consolidated entity's functional currency result in transaction gains or losses from the remeasurement at spot rates at the end of the period. Foreign currency gains and losses that relate to non-operational accounts, such as cash and investments, are recorded in other income (expense), net in the Consolidated Statements of Earnings. During 2003, approximately $11.8 million was recognized as a foreign currency gain resulting from holding euro investments in a dollar functional currency subsidiary in advance of the acquisition of Guilbert. Foreign currency gains and losses on operational accounts, such as receivables and payables, are included as a component of operating expenses, though historically these amounts have been immaterial.

Cash Equivalents: Highly liquid securities with maturities of three months or less from the date of acquisition are classified as cash equivalents.

Short-term Investments: In October 2003, the Company invested $100 million in a mutual fund that primarily invests in U.S. Government agency obligations. This investment is recorded as available for sale, and accordingly, changes in fair value are recognized as a component of other comprehensive income. Interest earned on these funds is used to purchase additional units. At December 27, 2003 the historical cost and fair value of this investment was $100.2 million.

Receivables: Trade receivables, net, totaled $797.7 million and $482.5 million at December 27, 2003 and December 28, 2002, respectively. An allowance for doubtful accounts has been recorded to reduce receivables to an amount expected to be collectible from customers. The allowance recorded at December 27, 2003 and December 28, 2002 was approximately $34.2 million and $29.1 million, respectively. Receivables generated through a private label credit card program are transferred to financial services companies, a portion of which have recourse to Office Depot.

The Company's exposure to credit risk associated with trade receivables is limited by having a large customer base that extends across many different industries and geographic regions. However, the Company's receivables may be adversely affected by an economic slowdown in the U.S. or internationally.

Other receivables, totaling $314.7 million and $289.1 million as of December 27, 2003 and December 28, 2002, respectively, consist primarily of amounts due from vendors under purchase rebate, cooperative advertising and various other marketing programs.

Merchandise Inventories: Inventories are stated at the lower of cost or market value. The weighted average method is used to determine the cost of a majority of our inventory and the first-in-first-out method is used for international operations.

Income Taxes: Income tax expense is recognized at applicable U.S. or international tax rates. Certain revenue and expense items may be recognized in one period for financial statement purposes and in a different period's income tax return. The tax effects of such differences are reported as deferred income taxes.

Essentially all earnings of foreign subsidiaries are expected to be reinvested in overseas expansion. Accordingly, no provision has been made for incremental U.S. taxes on undistributed earnings considered permanently invested. Cumulative undistributed earnings of our foreign subsidiaries for which no Federal income taxes have been provided was $1,046.2 million and $778.7 million as of December 27, 2003 and December 28, 2002, respectively.

Property and Equipment: Property and equipment additions are recorded at cost. Depreciation and amortization is recognized over their estimated useful lives using the straight-line method. The useful lives of depreciable assets are estimated to be 15-30 years for buildings and 3-10 years for furniture, fixtures and equipment. Computer software is amortized over three years for common office applications, five years for larger business applications and seven years for certain enterprise-wide systems. Leasehold improvements are amortized over the shorter of the terms of the underlying leases or the estimated useful lives of the improvements.

Other Investments: In prior years, the Company made various investments in Internet-based companies and funds. These investments are carried at cost and their value is reduced if a decline is considered other than temporary. During 2003, the Company liquidated various investments and recognized an $8.4 million charge in miscellaneous income (expense), net. Impairment charges were also recorded in 2002 and 2001 and totaled $3.0 million and $14.7 million, respectively. At December 27, 2003 and December 28, 2002, the portfolio totaled $5.0 million and $14.4 million, respectively.

Goodwill: Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. Under accounting rules that became effective at the beginning of fiscal year 2002, goodwill is no longer amortized, but instead is tested annually for possible impairment. See Note F for goodwill balances and related information.

Impairment of Long-Lived Assets: Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment is assessed at the location level, considering the estimated undiscounted cash flows over the asset's remaining life. If estimated cash flows are insufficient to recover the investment, an impairment loss is recognized based on the fair value of the asset less any costs of disposition. Impairment losses of $2.7 million, $5.4 million and $19.3 million were recognized in 2003, 2002 and 2001, respectively, relating to certain under-performing retail stores.

Facility Closure Costs: The Company regularly reviews store performance against expectations and closes stores not meeting investment requirements. Costs associated with closures resulting from such ongoing performance reviews, principally lease cancellation costs, have historically been accrued when the decision to close is made. Accounting rules that became effective at the beginning of fiscal year 2003 will generally delay recognition of lease termination costs from the date of closure commitment to the date the facility is no longer used in an operating capacity.

Accruals for lease termination costs are based on the future commitments under contract, adjusted for anticipated sublease and termination benefits. Because of continued uncertainty relating to sublease assumptions for properties previously closed, the Company conducted a comprehensive review of its closed store commitments during the fourth quarter of 2003 and recorded a $23.9 million charge to terminate some existing commitments and to adjust the remaining commitments to current market values. We recorded similar charges in 2002 and 2001 for $6.7 million and $8.5 million, respectively. The accrued balance relating to our future commitments under operating leases of our closed stores was $57.6 million and $60.4 million at December 27, 2003 and December 28, 2002, respectively.

Fair Value of Financial Instruments: The estimated fair values of financial instruments recognized in the Consolidated Balance Sheets or disclosed within these Notes to Consolidated Financial Statements have been determined using available market information, information from unrelated third party financial institutions and appropriate valuation methodologies, primarily discounted projected cash flows. However, considerable judgment is required when interpreting market information and other data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange.

Short-term Assets and Liabilities: The fair values of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued expenses and other current liabilities approximate their carrying values because of their short-term nature.

Notes Payable: The fair value of the senior subordinated notes and senior notes were determined based on quoted market prices.

Interest Rate Swaps and Foreign Currency Contracts: The fair values of our interest rate swaps and foreign currency contracts are the amounts receivable or payable to terminate the agreements at the reporting date, taking into account current interest and exchange rates. In January 2004, we hedged a portion of our fixed-rate debt by entering into a fixed-for-variable interest rate swap for a notional amount of $100 million. We may hedge more of our debt portfolio in future periods.

There were no significant differences as of December 27, 2003 and December 28, 2002 between the carrying values and fair values of the financial instruments except as disclosed below:

	2003		2002	
(Dollars in thousands)	**Carrying Value**	**Fair Value**	**Carrying Value**	**Fair Value**
$250 million Senior Subordinated Notes	**$259,440**	**$300,000**	$262,213	$279,625
$400 million Senior Notes	**$398,923**	**$420,320**	—	—

Accounting for Stock-Based Compensation: The Company accounts for its stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. Essentially all employee stock options are issued at market value on the date of grant. Under APB 25, no compensation expense is recognized for such options. The compensation cost charged against income for the Long-Term Equity Incentive Plan, Long-Term Incentive Stock Plan, Employee Stock Purchase Plans and retirement savings plans approximated $10.9 million, $9.4 million and $4.9 million in 2003, 2002 and 2001, respectively. Had compensation cost for awards under our stock-based compensation plans been determined using the fair value method prescribed by Statement of Financial Accounting Standard ("FAS") No. 123, *Accounting for Stock-Based Compensation,* as amended, the Company would have recognized additional compensation expense, net of related tax effects, of approximately $22.4 million, $29.4 million and $36.7 million in 2003, 2002 and 2001, respectively. The Company prepares this pro forma disclosure based on the assumptions listed below, as well as an assumption of forfeiture rates for unvested options.

(In thousands, except per share amounts)	2003	2002	2001
Net earnings			
As reported	**$276,295**	$310,708	$201,043
Pro forma	**253,866**	281,332	164,335
Net earnings per share— Basic			
As reported	**$ 0.89**	$ 1.01	$ 0.67
Pro forma	**0.82**	0.92	0.55
Net earnings per share— Diluted			
As reported	**$ 0.88**	$ 0.98	$ 0.66
Pro forma	**0.81**	0.89	0.54

The fair value of each stock option granted is established on the date of the grant using the Black-Scholes option-pricing model. The weighted average fair values of options granted during 2003, 2002, and 2001 were $4.17, $6.38, and $4.21, respectively, using the following weighted average assumptions for grants:

- Risk-free interest rates of 2.59% for 2003, 4.69% for 2002, and 4.58% for 2001
- Expected lives of 4.3, 4.4 and 4.9 years for 2003, 2002, and 2001, respectively
- A dividend yield of zero for all three years
- Expected volatility of 40% for all three years

Revenue Recognition: Revenue is recognized at the point of sale for retail transactions and at the time of successful delivery for contract, catalog and Internet sales. An allowance for sales returns has been recorded based on past experience. Revenue from sales of extended warranty service plans is either recognized at the point of sale or over the warranty period, depending on the determination of legal obligor status. All performance obligations and risk of loss associated with such contracts are transferred to an unrelated third-party administrator at the time the contracts are sold. Costs associated with these contracts are recognized in the same period as the related revenue.

Shipping and Handling Fees and Costs: Income generated from shipping and handling fees is classified as revenues for all periods presented. Freight costs incurred to bring merchandise to stores and warehouses are included as a component of inventory and costs of goods sold. Freight costs incurred to ship merchandise to customers are recorded as a component of store and warehouse operating and selling expenses. Shipping costs, combined with warehouse handling costs, totaled $827.7 million in 2003, $717.8 million in 2002 and $740.8 million in 2001.

Advertising: Advertising costs are either charged to expense when incurred or, in the case of direct marketing advertising, capitalized and amortized in proportion to the related revenues.

We participate in cooperative advertising programs with our vendors in which they reimburse us for a portion of our advertising costs. Total cooperative advertising reimbursements were $234.2 million in 2003, $242.7 million in 2002 and $272.0 million in 2001. Prior to 2003, these vendor arrangements reduced advertising expense for the period. Effective at the beginning of fiscal year 2003, we changed our accounting policy and now classify such reimbursements as a reduction of the costs of our inventory (see Note C). Advertising expense recognized in 2003 was $546.9 million. Advertising expense in 2002 and 2001, which was net of cooperative advertising allowances, was $317.6 million and $309.5 million, respectively.

Pre-opening Expenses: Pre-opening expenses related to opening new stores and warehouses or relocating existing stores and warehouses are expensed as incurred and included in other operating expenses.

Self-Insurance: Office Depot is primarily self-insured for workers' compensation, auto and general liability and employee medical insurance programs. Self-insurance liabilities are based on claims filed and estimates of claims incurred but not reported. These liabilities are not discounted.

Comprehensive Income: Comprehensive income represents the change in stockholders' equity from transactions and other events and circumstances arising from non-stockholder sources. Comprehensive income consists of net earnings, foreign currency translation adjustments, realized or unrealized gains (losses) on investment securities that are available for sale, net of applicable income taxes, and proceeds and related amortization of qualifying cash flow hedges.

Derivative Financial Instruments: Certain derivative financial instruments may be used to hedge the exposure to foreign currency exchange rate and interest rate risks, subject to established risk management policies. Such approved financial instruments include swaps, options, caps, forwards and futures. Use of derivative financial instruments for trading or speculative purposes is prohibited by Company policies.

New Accounting Standards: In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 03-10, *Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers.* Generally under this guidance, vendor funded coupons that can be redeemed broadly across companies should be considered revenue, but vendor funded coupons that are unique to a specific retailer should be considered a reduction of the product cost sold. Most retailers, including Office Depot, have historically recognized both types of arrangements as revenue. Our sales for fiscal years 2003, 2002, and 2001 include approximately $12.3 million, $4.5 million, and $7.6 million relating to Company-specific vendor funded coupon arrangements. Beginning in 2004, future vendor funded arrangements will be classified as a reduction of cost of goods sold.

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46(R), *Consolidation of Variable Interest Entities.* FIN 46(R) replaces FIN 46 and addresses consolidation by business enterprises of variable interest entities. The provisions of FIN 46(R) are effective for the first reporting period that ends after December 15, 2003 for variable interests in those entities commonly referred to as special-purpose entities. Application of the provisions of FIN 46(R) for all other entities is effective for the first reporting period ending after March 15, 2004. We have no interest in any entity considered a special purpose entity; therefore, the initial adoption of FIN 46(R) did not have an impact on the Company. We believe the adoption of the provisions of FIN 46(R) in the first quarter of 2004 will have no impact on our net earnings, cash flows or financial position.

NOTE B—Discontinued Operations

In August 2002, the Company announced its decision to sell its Australian operations. Accordingly, the Australian portion of the Company's business is reported as a discontinued operation in the International segment disclosure and in the consolidated financial statements. The sale was completed in January 2003 with no significant impact on net earnings.

Australia's sales and pre-tax profit (loss), respectively, were $80.9 million and $(1.0) million for 2002; and $72.0 million and $0.2 million for 2001. Diluted earnings per share was not affected by discontinued operations in the three years presented. Basic per share amounts were $(0.01) and $(0.01), for 2002 and 2001, respectively. Australia's assets and liabilities were considered held for sale and at December 28, 2002, with $33.0 million included in prepaid expenses and other current assets and $7.0 million included in accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheet.

NOTE C—Cumulative Effect of Accounting Change

At the beginning of fiscal year 2003, we adopted EITF 02-16. This guidance primarily affects our accounting for cooperative advertising arrangements. Under these rules, there is a presumption that amounts received from vendors should be considered a reduction of product costs. This presumption can be overcome if certain restrictive provisions are met. We adopted a policy of considering all cooperative advertising arrangements to be a reduction of product cost, because the cost of tracking actual advertising costs by vendor to meet these criteria would exceed the benefit. These arrangements were previously accounted for as a reduction of advertising expense. A portion is now deferred in inventory and reduces the cost of products as they are sold, similar to the current practice for vendor rebate arrangements.

To record the initial amount of cooperative advertising deferred in inventory at the beginning of the year, we recorded an after-tax cumulative effect adjustment of $25.9 million, or $0.08 per share. The impact on continuing operations of applying this method in 2003 decreased cost of goods sold by $240.4 million and increased advertising expense by $234.2 million. Operating profit increased by $6.2 million, net earnings by $4.3 million and diluted earnings per share by $0.01. Prior periods have not been restated. However, the estimated impact of applying this method in 2002 would have been to decrease the cost of goods sold by $241.3 million and increase advertising expense by $242.7 million. Pro forma operating profit would have decreased by $1.4 million, net earnings by $1.0 million and would have had no impact on diluted earnings per share.

NOTE D—Acquisition

On June 2, 2003, the Company acquired all of the common shares of Guilbert S.A. ("Guilbert") from Pinault-Printemps-Redoute S.A. Guilbert is the French parent company of a corporate group that constitutes one of the largest contract stationers in Europe. The acquisition provided the Company with an immediate presence in targeted markets, substantially increased the scope and breadth of the Company's contract business in Europe, and established Office Depot as the leading multi-channel reseller of office products in continental Europe and the United Kingdom. The results of Guilbert's operations have been included in the consolidated financial statements since the date of acquisition.

The cash purchase price was euro 780 million. The U.S. dollar value of the acquisition, including transaction costs, totaled $945.2 million at the date of acquisition, or $919.0 million, net of cash acquired, translated at currency rates in effect at the time of actual cash settlement. The price is subject to an upward adjustment of euro 40 million in cash or the Company's common stock if the price per share of Office Depot common stock closes at or above $20 per share for any five consecutive trading days during the 18-month period following June 2, 2003. This contingent consideration was not included in the cost initially allocated to assets and liabilities acquired because of the uncertainty of payment; but if paid, it would increase the amount of goodwill recorded. Additionally, the seller is required to pay to Office Depot the value of any unfunded pension liability as measured at a future date. The existing unfunded pension liability has been recorded as part of the fair value assigned to liabilities assumed. Because of the inability to reasonably estimate the amount of that future payment to the Company, no receivable has been recorded at December 27, 2003. The future settlement will reduce goodwill when received.

The following table summarizes the purchase price allocation as of June 2, 2003 based on independent appraisals and management's estimates. The final allocation is subject to the contingent consideration identified above, as well as completion of integration plans.

As of June 2, 2003 (In millions)	
Current assets	$ 455.9
Property, plant, and equipment	116.1
Intangible assets	127.3
Goodwill	700.9
Other assets	16.5
Total assets acquired	1,416.7
Current liabilities	295.5
Long-term liabilities	176.0
Total liabilities assumed	471.5
Net assets acquired	$ 945.2

Intangible assets at June 2, 2003 include $64.8 million for tradenames, currently estimated to have indefinite lives. An additional $62.5 million has been assigned to a customer-related intangible that is being amortized on an accelerated basis over five years.

The integration of Guilbert and Office Depot operations will result in closing certain warehouses, customer service centers, and other facilities, as well as the sale or liquidation of some operations and the consolidation of the combined workforce. Included in the purchase date balance sheet are accrued Guilbert-related integration costs of approximately $14.9 million for facility closure costs and $33.8 million for employee-related costs. Of these amounts, approximately $7.7 million was paid or used by December 27, 2003. Goodwill has also been increased since the date of acquisition to adjust certain initial asset valuations to values currently anticipated on sale or liquidation. Goodwill may continue to be adjusted as integration plans are finalized and for resolution of acquisition date uncertainties. Costs associated with Office Depot-related integration activity have been expensed as incurred. These costs totaled $17.7 million through December 27, 2003 and primarily related to consulting for management, communications, and human resource related activity.

All assets and liabilities of Guilbert, including goodwill and intangibles, have been recorded in the International Division.

Unaudited pro forma information giving effect to the acquisition of Guilbert as if it had been acquired at the beginning of 2002 is shown below. Based on our review, Guilbert's results of operations have been modified from amounts originally prepared under French accounting principles to conform to accounting principles generally accepted in the United States of America. Adjustments have been made to Guilbert's 2002 financial information to present as discontinued operations the gain of approximately $306 million from the sale of their catalog business and to present as a cumulative effect of an accounting change $22 million relating to the assumed adoption of FAS 142, *Goodwill and Other Intangible Assets.*

Unaudited pro forma information (Dollars in millions, except per share amounts)	2003	2002
Revenues	**$12,960**	$12,638
Earnings from continuing operations before cumulative effect of accounting change	**$ 301**	$ 256
Net earnings	**$ 275**	$ 539
Earnings per share from continuing operations before cumulative effect of accounting change:		
Basic	**$ 0.97**	$ 0.84
Diluted	**$ 0.96**	$ 0.81
Net earnings per share		
Basic	**$ 0.89**	$ 1.76
Diluted	**$ 0.88**	$ 1.69

NOTE E—Property and Equipment

Property and equipment consisted of:

(Dollars in thousands)	December 27, 2003	December 28, 2002
Land	**$ 105,120**	$ 79,253
Buildings	**322,498**	253,930
Leasehold improvements	**703,384**	630,442
Furniture, fixtures and equipment	**1,286,082**	1,098,897
	2,417,084	2,062,522
Less accumulated depreciation	**(1,172,789)**	(944,460)
	$ 1,244,295	$1,118,062

Depreciation expense was $232.3 million, $197.0 million and $188.3 million in 2003, 2002 and 2001, respectively.

The above table of property and equipment includes assets held under capital leases as follows:

(Dollars in thousands)	December 27, 2003	December 28, 2002
Buildings	**$ 70,942**	$ 55,975
Furniture, fixtures and equipment	**49,352**	45,410
	120,294	101,385
Less accumulated depreciation	**(52,950)**	(40,590)
	$ 67,344	$ 60,795

NOTE F—Goodwill and Other Intangible Assets

The components of goodwill by segments are listed below:

(Dollars in thousands)	December 27, 2003	December 28, 2002
Goodwill:		
North American Retail	**$ 1,739**	$ 1,470
Business Services Group	**229,950**	229,950
International	**772,433**	26,377
Total goodwill	**$ 1,004,122**	$ 257,797

The increase in international goodwill reflects the acquisition of Guilbert and represents the excess of the purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets acquired. See Note D for discussion of the Guilbert acquisition. The remaining change in the value of goodwill reflects fluctuations in foreign currency exchange rates. Under accounting rules that went into effect at the beginning of 2002, goodwill and indefinite life intangible assets are no longer amortized but are tested annually for impairment. Goodwill amortization in 2001 was $5.2 million. Without this amortization, pro forma earnings per share would have increased by $0.02 for 2001.

The net book value of other intangible assets totaled $131.6 million at December 27, 2003 and $12.5 million at December 28, 2002 and is included in other assets in the Consolidated Balance Sheets. The increase in intangible assets reflects the additions related to the acquisition of Guilbert including $68.8 million (at year-end exchange rate) for tradenames, currently estimated to have indefinite lives. An additional $54.7 million (remaining balance at year-end exchange rate) has been assigned to customer-related intangibles which are being amortized on an accelerated basis over five years. Amortization of intangible assets was $13.8 million in 2003, $1.4 million in 2002 and $2.0 million in 2001. It is anticipated that amortization expense for our existing intangible assets will be approximately $16.0 million for 2004, and approximately $11.0 million, $8.0 million, $5.0 million and $4.0 million per year, respectively, for the four years thereafter.

NOTE G—Debt

The debt components consisted of the following:

(Dollars in thousands)	December 27, 2003	December 28, 2002
Current maturities of long-term debt:		
Capital lease obligations	**$ 11,219**	$ 14,469
Other	**1,697**	1,646
	$ 12,916	$16,115
Long-term debt, net of current maturities:		
Revolving credit facility	**$100,102**	$ 81,415
$250 million Senior Subordinated Notes	**259,440**	262,213
$400 million Senior Notes	**398,923**	—
Capital lease obligations	**69,367**	65,095
Other	**1,470**	3,247
	$829,302	$411,970

In August 2003, the Company completed an offering of $400 million senior notes due August 2013 (the "Notes"). The Notes are not callable and bear interest at the rate of 6.250% per year, to be paid on February 15 and August 15 of each year. The Notes contain provisions that, in certain circumstances, place financial restrictions or limitations on the Company. Simultaneous with completing the offering, the Company liquidated a treasury rate lock, the proceeds of $16.6 million have been recorded in accumulated other comprehensive income on the accompanying Consolidated Balance Sheet as of December 27, 2003. The proceeds on the treasury rate lock will be amortized over the term of the notes, reducing the effective interest rate to the Company on the Notes to 5.87%.

In April 2002, the Company replaced its 364-day credit agreement, domestic credit facility, and its yen facility with a single credit facility through a syndicate of banks. This new revolving credit facility provides for borrowings in the aggregate amount of $600 million, including up to $150 million for issuance of standby and trade letters of credit. This agreement is a three-year, unsecured revolving credit facility maturing on April 24, 2005, though the Company may enter into a new arrangement before this agreement expires. Borrowings up to the equivalent of $100 million are allowed in U.S. dollars, euro, British pounds, or yen and will bear interest at a benchmark variable rate plus a spread determined at the time of usage. The remaining $500 million is available in U.S. dollars. For U.S. dollar borrowings, interest can be based on the then-current London Interbank Offering Rate (LIBOR) or U.S. prime rate, at the Company's election. For international borrowings, interest will be based on the then-current Eurocurrency rate. The Company can specify the benchmark rates for periods of one, two, three or six months. Based on the Company's current credit ratings, all borrowings would include a spread of 0.925%. The facility contains restrictive covenants relating to various financial ratios. As of December 27, 2003, yen borrowings equivalent to $100.1 million were outstanding with an average effective interest rate of 0.988%, and outstanding letters of credit totaled $72.8 million.

In July 2001, the Company issued $250 million of seven year, non-callable, senior subordinated notes due on July 15, 2008. The notes have a coupon interest rate of 10.00%, payable semi-annually on January 15 and July 15. In August 2001, the Company entered into LIBOR-based variable rate swap agreements to convert the fixed interest rate on these notes. In September 2002, the Company terminated these interest rate swap agreements and received proceeds totaling $18.8 million. The benefit associated with these proceeds is being amortized over the remaining term of the notes, lowering the effective interest rate on this borrowing to 8.7%.

During 2002, the Company redeemed, before scheduled maturity, all outstanding shares of its zero coupon, convertible subordinated notes for $243.3 million, representing the original issue price plus accrued interest.

The Company is in compliance with all restrictive covenants included in the above debt agreements.

Under capital lease agreements, the Company is required to make certain monthly, quarterly or annual lease payments through 2020. The aggregate minimum capital lease payments for the next five years and beyond, with their present value as of December 27, 2003, are as follows:

(Dollars in thousands)	December 27, 2003
2004	$ 16,766
2005	14,270
2006	9,490
2007	8,083
2008	7,773
Thereafter	64,113
Total minimum lease payments	120,495
Less amount representing interest at 5.00% to 10.27%	39,909
Present value of net minimum lease payments	80,586
Less current portion	11,219
Long-term portion	$ 69,367

NOTE H—Income Taxes

The income tax provision related to earnings from continuing operations consisted of the following:

(Dollars in thousands)	2003	2002	2001
Current:			
Federal	**$ 70,802**	$114,420	$ 66,074
State	**(3,753)**	14,181	12,904
Foreign	**42,915**	29,127	33,122
Deferred	**33,052**	9,994	196
Total provision for income taxes	**$143,016**	$167,722	$112,296

The components of earnings from continuing operations before income taxes and cumulative effect of accounting change consisted of the following:

(Dollars in thousands)	2003	2002	2001
North America	**$227,962**	$352,645	$176,711
International	**217,078**	126,560	137,242
Total	**$445,040**	$479,205	$313,953

The tax-effected components of deferred income tax assets and liabilities consisted of the following:

(Dollars in thousands)	December 27, 2003	December 28, 2002
Self-insurance accruals	**$ 24,348**	$ 26,049
Inventory	**22,976**	34,125
Vacation pay and other accrued compensation	**26,672**	31,558
Reserve for bad debts	**7,926**	4,585
Reserve for facility closings	**28,226**	52,637
Acquisition and integration costs	**11,821**	4,934
Unrealized loss on investments	**1,660**	20,279
Foreign and state net operating loss carryforwards	**156,903**	86,281
State credit carryforwards, net of Federal	**7,015**	—
Other items, net	**50,515**	39,545
Gross deferred tax assets	**338,062**	299,993
Valuation allowance	**(156,903)**	(86,281)
Deferred tax assets	**181,159**	213,712
Basis difference in fixed assets	**42,940**	86,433
Intangibles	**44,949**	3,356
Other items, net	**20,560**	1,730
Deferred tax liabilities	**108,449**	91,519
Net deferred tax assets	**$ 72,710**	$122,193

As of December 27, 2003, we had approximately $805 million of state and $372 million of foreign net operating loss carryforwards, of which approximately $126 million, $45 million tax effected, relate to the Guilbert acquisition. Of these carryforwards, approximately $15 million will expire in 2004, $126 million will carry over indefinitely, and the balance will expire between 2005 and 2023. The valuation allowance has been developed to reduce our deferred tax asset to an amount that is more likely than not to be realized, and is based upon the uncertainty of the realization of certain foreign and state deferred tax assets relating to net operating loss carryforwards. In addition to the net operating loss carryforward noted above, the deferred asset above includes approximately $17 million, consisting mainly of acquisition and integration related items, and the deferred tax liability above includes approximately $43 million, consisting mainly of basis differences in intangible assets related to the acquisition of Guilbert.

The following is a reconciliation of income taxes at the Federal statutory rate to the provision for income taxes:

(Dollars in thousands)	2003	2002	2001
Federal tax computed at the statutory rate	**$155,764**	$167,721	$109,945
State taxes, net of Federal benefit	**4,136**	8,526	13,333
Non-deductible goodwill	**—**	—	1,834
State credits	**(10,400)**	—	—
Foreign income taxed at rates other than Federal	**(9,470)**	(12,656)	(14,534)
Other items, net	**2,986**	4,131	1,718
Provision for income taxes	**$143,016**	$167,722	$112,296

NOTE I—Commitments and Contingencies

Operating Leases: Office Depot leases facilities and equipment under agreements that expire in various years through 2029. Substantially all such leases contain provisions for multiple renewal options. In addition to minimum rentals, there are certain executory costs such as real estate taxes, insurance and common area maintenance on most of our facility leases. Certain leases contain provisions for additional rent to be paid if sales exceed a specified amount, though such payments have been immaterial during the years presented. The table below shows future minimum lease payments due under non-cancelable leases as of December 27, 2003. These minimum lease payments include facility leases that were accrued as store closure costs.

(Dollars in thousands)	
2004	$ 382,944
2005	327,808
2006	277,635
2007	241,722
2008	207,374
Thereafter	850,377
	2,287,860
Less sublease income	71,417
	$2,216,443

The Company is in the process of opening new stores and CSCs in the ordinary course of business, and leases signed subsequent to December 27, 2003 are not included in the above described commitment amounts. Rent expense, including equipment rental, was approximately $424.7 million, $402.6 million and $396.4 million in 2003, 2002, and 2001, respectively. Rent expense was reduced by sublease income of approximately $3.1 million in 2003, $2.9 million in 2002 and $3.0 million in 2001.

Guarantee of Private Label Credit Card Receivables: Office Depot has private label credit card programs that are managed by a third-party financial services company. The Company acts as the guarantor of all loans between our commercial customers and the financial services company. The difference between the transfer amount and the amount received is recognized in store and warehouse operating and selling expense. Maximum exposure to off-balance sheet credit risk is represented by the outstanding balance of private label credit card receivables, less reserves held by the financial services company which are funded by us. At December 27, 2003, the transferred amount totaled approximately $263.4 million. The fair value liability associated with risk of loss is included in accrued expenses.

Other: We are involved in litigation arising in the normal course of business. In our opinion, these matters will not materially affect our financial position or results of operations.

NOTE J—Employee Benefit Plans

Long-Term Equity Incentive Plan

The Long-Term Equity Incentive Plan, which was approved by the Company's stockholders, became effective October 1, 1997. This plan provides for the grants of stock options and other incentive awards, including restricted stock, to directors, officers and key employees. Under this plan, stock options must be granted at an option price that is greater than or equal to the market price of the stock on the date of the grant. If an employee owns at least 10% of the Company's outstanding common stock, the option price must be at least 110% of the market price on the date of the grant. Options granted under this plan become exercisable from one to five years after the date of grant, provided that the individual is continuously employed with the Company. All options granted expire no more than 10 years following the date of grant.

To date under this plan, 391,193 shares of restricted stock were issued at no cost to the employees, 68,565 of which have been canceled and 140,000 remain outstanding but restricted. The fair market value of these awards was approximately $5.0 million at the date of the grants. Restricted stock issued under this plan may have vesting periods of up to four years from the date of grant. Compensation expense is recognized on a straight-line basis over the vesting period.

In April 2002, stockholders approved an amendment to the plan allowing the Compensation Committee of the Board of Directors to grant performance-based shares to our senior executives and directors. Performance-based shares are used as an incentive to increase shareholder returns with actual awards based on the Company's Total Shareholder Return over a three-year period, compared against the industry peer group. Compensation expense for the anticipated number of shares to be issued, if any, will be recognized over the vesting period. Depending on actual Company performance, shares issued may be more or less than amounts assigned. As of December 27, 2003, target awards of 244,250 shares have been assigned, but no performance-based shares have been issued.

Tax benefits are recorded based on an estimate of stock options activity. Each year, the prior year's estimated tax benefit is adjusted based on the actual stock sold during the year. Tax benefits received in excess of compensation expense recorded on nonqualified stock options are credited to additional paid-in capital.

Long-Term Incentive Stock Plan

Prior to our merger with Viking Office Products ("Viking") in 1998, Viking's Long-Term Incentive Stock Plan allowed awards of up to 2,400,000 restricted shares of common stock to key Viking employees. Under this plan, 1,845,000 shares were issued at no cost to employees, of which 1,395,000 have been canceled or the restrictions satisfied, leaving 450,000 restricted shares outstanding. Pursuant to the merger agreement, shares issued under this plan were converted to Office Depot common stock, and no additional shares may be issued under the plan. The fair market value of these restricted stock awards was approximately $10.0 million at the date of the grants. Prior to the merger, the vesting period was 15 years. Because of the plan's change in control provision, however, the employees now vest in their stock ratably over the 15-year period. Compensation expense is recognized on a straight-line basis over the vesting period.

A summary of the status of and changes in our stock option plans for the last three years is presented below.

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**31,499,632**	**$14.36**	35,750,521	$13.46	36,406,229	$12.81
Granted	**5,679,500**	**11.46**	6,926,250	16.39	7,509,000	10.63
Canceled	**(2,875,713)**	**14.44**	(3,014,831)	14.74	(2,642,428)	13.99
Exercised	**(4,850,481)**	**9.50**	(8,162,308)	10.80	(5,522,280)	7.93
Outstanding at end of year	**29,452,938**	**$14.60**	31,499,632	$14.69	35,750,521	$13.46

As of December 27, 2003, the weighted average fair values, as calculated under the Black Scholes option pricing model, of options granted during 2003, 2002, and 2001 were $4.17, $6.38, and $4.21, respectively.

The following table summarizes information about options outstanding at December 27, 2003.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.43–$ 6.64	239,260	6.0	$ 6.35	237,260	$ 6.35
6.65– 9.97	4,265,349	6.5	8.67	2,619,208	8.37
9.98– 14.96	9,064,961	6.0	11.68	4,044,775	11.84
14.97– 22.45	14,063,838	5.1	17.79	9,340,408	17.96
22.46– 25.00	1,819,530	4.4	24.19	1,813,030	24.19
$ 4.43–$25.00	29,452,938	5.5	$14.89	18,054,681	$16.67

Employee Stock Purchase Plan

The Employee Stock Purchase Plan, which was approved by the Company's stockholders, permits eligible employees to purchase our common stock at 85% of its fair market value. A similar plan is available to employees in the United Kingdom. Effective April 2002, essentially all share needs under this plan are now satisfied through open market purchases. However, the Company is authorized to issue up to 1,860,379 shares under this plan.

Retirement Savings Plans

The Office Depot Retirement Savings Plan, which was approved by the Board of Directors, allows eligible employees to contribute up to 18% of their salary, commissions and bonuses, up to $12,000 in 2003, to the plan on a pretax basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Employer matching contributions, which are allocated in shares of Office Depot common stock, are equivalent to 50% of the first 6% of an employee's contributions and within the limits of the plan. Discretionary matching common stock contributions in addition to the normal match may be made. 4Sure.com employees participate in the Office Depot 401(k) plan. The 4Sure.com 401(k) plan will be merged into the Office Depot 401(k) plan in 2004. The Company also has a deferred compensation plan that permits eligible employees who are limited in the amount they can contribute to the 401(k) plan to alternatively defer compensation of up to 18% of their salary, commissions and bonuses to this plan. Employer matching contributions to the deferred compensation plan are the same as those under our 401(k) Retirement Savings Plan described above. During 2003, 2002, and 2001, $10.1 million, $8.4 million and $4.0 million, respectively, was recorded as compensation expense for Company contributions to these programs.

Pension Plans

The acquisition of Guilbert included two defined benefit pension plans that cover a limited number of employees in Europe. The aggregate information for these foreign plans from the date of acquisition is as follows:

(Dollars in thousands)	2003
Service cost	$ 3,404
Interest cost	3,279
Expected return on plan assets	(2,276)
Net periodic pension cost	$ 4,407
Changes in projected benefit obligation:	
Obligation at acquisition date	$142,313
Service cost	3,404
Interest cost	3,279
Member contributions	866
Benefits paid	(544)
Actuarial gain	(7,570)
Currency translation	2,798
Obligation at October 31	144,546
Changes in plan assets:	
Fair value at acquisition date	78,794
Actual return on plan assets	5,009
Contributions	3,470
Benefits paid	(544)
Currency translation	1,623
Plan assets at October 31	88,352
Plan assets less benefit obligation	(56,194)
Unrecognized gain	(10,549)
Post-valuation contributions	690
Currency translation	(3,923)
Net amount recognized at December 27, 2003	$ (69,976)

The net unfunded amount is classified as a non-current liability in the caption deferred taxes and other long-term liabilities in the Consolidated Balance Sheet at December 27, 2003. Assumptions used in calculating the funded status included: weighted average discount rate of 5.1%; average salary increase of 4.35%; and expected average rate of return on plan assets of 6.25%. The transition provisions of FAS 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits,* allow foreign plans until fiscal year 2004 to provide information about the anticipated timing of benefit payments and certain investment assumptions. This information is not available for the acquired plans.

The purchase and sale agreement related to the Guilbert acquisition included a provision whereby the seller is required to pay to Office Depot the amount of unfunded benefit obligation as measured at a future date, not to exceed five years following the acquisition. Because of the inability to reasonably estimate the amount of that future payment, no receivable has been recorded at December 27, 2003. The future settlement will reduce goodwill when received.

NOTE K—Capital Stock

Preferred Stock

As of December 27, 2003, there were 1,000,000 shares of $0.01 par value preferred stock authorized of which none were issued or outstanding.

Stockholder Rights Plan

Our stockholder rights plan ("the Plan") was adopted by the Board of Directors on September 4, 1996 and amended on November 25, 2003. The Plan has certain anti-takeover provisions that may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. Under the Plan, each stockholder is issued one right to acquire one one-thousandth of a share of Junior Participating Preferred Stock, Series A at an exercise price of $95.00, subject to adjustment, for each outstanding share of Office Depot common stock they own. These rights are only exercisable if a single person or company acquires 20% or more of our outstanding common stock or if an announced tender or exchange offer would result in 20% or more of our common stock being acquired. If the Company were acquired, each right, except those of the acquirer, shall have the right to receive the number of shares of common stock in the Company having a then-current market value of twice the exercise price of the right.

In addition, if the Company becomes involved in a merger or other business combination where (1) the Company is not the surviving company, (2) the Company's common stock is changed or exchanged, or (3) 50% or more of the Company's assets or earning power are sold, then each right, except those of the acquirer, will be exercisable for common stock of the acquiring corporation having a market value of twice the exercise price of the right. In addition, the Board of Directors has the option of exchanging all or part of the rights for an equal number of shares of common stock.

The Company may redeem the rights for $0.01 per right at any time prior to an acquisition.

In response to a shareholder vote at the Company's 2003 Annual Meeting, the Board of Directors adopted certain amendments to the Plan, which became effective on November 25, 2003. Under the terms of this amendment, in the event of a cash or marketable securities offer for all of the Company's common stock, and if requested to do so by the holders of at least 10% of the Company's issued and outstanding stock, the Board of Directors shall either call a special stockholder meeting within 60 days to allow a vote on a resolution to redeem the rights or the rights automatically will be redeemed. There are certain other conditions on what constitutes a "Qualifying Offer" which are detailed in the Company's filings on Form 8-K/A and Form 8-K with the SEC on November 25, 2003. The rights will expire on September 16, 2006, unless earlier redeemed or exchanged.

Treasury Stock

The Board of Directors has approved stock repurchases of up to $50 million per year until cancelled by the Board, subject to their annual review. Under these plans, the shares and dollar amount of repurchases for the indicated years were: 2003—3.2 million shares, for $50.1 million; 2002—2.9 million shares, for $45.9 million and; 2001—252,000 shares, for $4.2 million.

NOTE L—Earnings Per Share

Basic earnings per share is based on the weighted average number of shares outstanding during each period. Diluted earnings per share reflects the impact of assumed exercise of dilutive stock options and, prior to redemption in 2002, the net impact of convertible subordinated notes.

The information required to compute basic and diluted net earnings per share is as follows:

(In thousands)	2003	2002	2001
Basic:			
Weighted average number of common shares outstanding	**309,699**	306,778	298,054
Diluted:			
Net earnings	**$276,295**	$310,708	$201,043
Interest expense related to convertible notes, net of tax	**—**	4,795	7,238
Adjusted net earnings	**$276,295**	$315,503	$208,281
Weighted average number of common shares outstanding	**309,699**	306,778	298,054
Shares issued upon assumed conversion of convertible notes	**—**	9,033	13,846
Shares issued upon assumed exercise of stock options	**3,989**	6,389	4,524
Shares used in computing diluted net earnings per common share	**313,688**	322,200	316,424

For 2003, options to purchase 15.7 million shares of common stock were not included in our computation of diluted earnings per share because their effect would have been anti-dilutive.

NOTE M—Supplemental Information on Operating, Investing and Financing Activities

Additional supplemental information related to the Consolidated Statements of Cash Flows is as follows:

(Dollars in thousands)	2003	2002	2001
Cash paid for:			
Interest	**$ 41,869**	$ 47,114	$16,905
Taxes	**102,623**	111,597	13,080
Non-cash asset additions under capital leases	**10,664**	10,395	8,256
Additional paid-in capital related to tax benefit on stock options exercised (See Note J)	**11,059**	20,453	10,218

NOTE N—Segment Information

Office Depot operates in three reportable segments: North American Retail Division, Business Services Group ("BSG"), and International Division. Each of these segments is managed separately primarily because it serves different customer groups. The accounting policies for each segment are the same as those described in the summary of significant accounting policies (see Note A).

The following is a summary of our significant accounts and balances by segment, reconciled to our consolidated totals.

(Dollars in thousands)		North American Retail Division	BSG	International Division	Eliminations and Other*	Consolidated Total
Sales	**2003**	**$5,650,051**	**$3,965,271**	**$2,746,535**	**$ (3,291)**	**$12,358,566**
	2002	5,804,449	3,913,902	1,641,411	(3,129)	11,356,633
	2001	5,842,648	3,763,006	1,480,103	(3,645)	11,082,112
Segment Operating Profit	**2003**	**$ 313,976**	**$ 387,887**	**$ 370,748**	**$ (705)**	**$ 1,071,906**
	2002	419,738	364,624	212,127	(647)	995,842
	2001	308,300	291,208	212,179	(655)	811,032
Capital Expenditures	**2003**	**$ 58,272**	**$ 17,262**	**$ 68,532**	**$ 67,875**	**$ 211,941**
	2002	50,149	28,524	67,551	55,994	202,218
	2001	76,337	44,087	57,509	30,123	208,056
Depreciation and Amortization	**2003**	**$ 91,991**	**$ 35,411**	**$ 39,645**	**$ 81,298**	**$ 248,345**
	2002	88,737	39,336	16,487	56,187	200,747
	2001	88,227	45,699	15,973	48,324	198,223
Charges for Losses on Receivables and Inventories	**2003**	**$ 56,857**	**$ 32,065**	**$ 29,360**	**—**	**$ 118,282**
	2002	36,627	36,991	19,602	—	93,220
	2001	35,739	53,712	19,239	—	108,690
Net Earnings from Equity Method Investments	**2003**	**—**	**—**	**$ 11,056**	**—**	**$ 11,056**
	2002	—	—	9,279	—	9,279
	2001	—	—	10,892	—	10,892
Assets	**2003**	**$1,551,734**	**$ 988,753**	**$2,255,846**	**$1,348,909**	**$ 6,145,242**
	2002	1,653,524	1,063,700	771,734	1,276,854	4,765,812

*Amounts included in "Eliminations and Other" consist of inter-segment sales, which are generally recorded at the cost to the selling entity, and assets (including all cash and equivalents) and depreciation related to corporate activities.

Senior management evaluates the performance of each business segment based on segment operating profit, which is defined as sales less cost of goods sold, and store and warehouse operating expenses. General and administrative expenses, financing costs and certain other items currently are not allocated to the business segments because they are viewed as corporate functions that support all activities. However, with the growth in our e-commerce and the acquisition of Guilbert, our general and administrative costs have increased substantially in recent years. Therefore, beginning in 2004, we plan to reclassify certain amounts previously classified as general and administrative expenses into operating and selling expenses. We also plan to begin allocating costs where appropriate to determine segment profitability. A reconciliation of the measure of segment operating profit to consolidated earnings from continuing operations before income taxes follows.

(Dollars in thousands)	2003	2002	2001
Segment operating profit	**$1,071,906**	$995,842	$811,032
(Add)/subtract:			
General and administrative expenses	**578,840**	486,279	445,538
Other operating expenses	**22,809**	9,855	12,125
Interest expense, net	**40,609**	27,686	30,359
Miscellaneous (income) expense	**(15,392)**	(7,183)	9,057
Earnings from continuing operations before income taxes and cumulative effect of accounting change	**$ 445,040**	$479,205	$313,953

The Company sells office products and services through either wholly owned operations or through joint ventures or licensing arrangements, in Austria, Belgium, Canada, Costa Rica, El Salvador, France, Germany, Guatemala, Hungary, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, the Netherlands, Poland, Portugal, Spain, Switzerland, Thailand, the United Kingdom and the United States. There is no single country outside of the United States in which we generate 10% or more of our total revenues. Geographic financial information relating to our business is as follows.

	Sales			Property and Equipment	
(In thousands)	2003	2002	2001	2003	2002
United States	**$ 9,469,563**	$ 9,575,457	$ 9,452,453	**$ 839,242**	$ 874,247
International	**2,889,003**	1,781,176	1,629,659	**405,053**	243,815
Total	**$12,358,566**	$11,356,633	$11,082,112	**$1,244,295**	$1,118,062

NOTE O—Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year Ended December 27, 2003				
Net sales	**$3,055,869**	**$2,815,691**	**$3,235,580**	**$3,251,426**
Gross profit	**958,978**	**860,116**	**1,015,596**	**1,039,456**
Earnings from continuing operations before cumulative effect of accounting change	**103,935**	**59,629**	**91,666**	**46,794(2)**
Net earnings	**79,196(1)**	**59,629**	**91,666**	**45,804**
Earnings per share from continuing operations before cumulative effect of accounting change:				
Basic	**$ 0.34**	**$ 0.19**	**$ 0.30**	**$ 0.15**
Diluted	**0.33**	**0.19**	**0.29**	**0.15**
Net earnings per share:				
Basic	**$ 0.26**	**$ 0.19**	**$ 0.30**	**$ 0.15**
Diluted	**0.25**	**0.19**	**0.29**	**0.15**
Fiscal Year Ended December 28, 2002				
Net sales	$3,021,873	$2,622,259	$2,870,781	$2,841,720
Gross profit	876,096	763,397	850,429	844,048
Earnings from continuing operations	102,062	56,869	87,131	65,421
Net earnings	102,710	56,943	88,172	62,883
Earnings per share from continuing operations:				
Basic	$ 0.34	$ 0.18	$ 0.28	$ 0.21
Diluted	0.32	0.18	0.27	0.21
Net earnings per share:				
Basic	$ 0.34	$ 0.19	$ 0.29	$ 0.20
Diluted	0.32	0.18	0.28	0.20

(1) Net earnings in the first quarter of 2003 includes a net charge of $25.9 million for the cumulative effect of adopting EITF 02-16. See Note C for further information.

(2) Earnings from continuing operations before cumulative effect of accounting change in the fourth quarter of 2003 includes pre-tax charges of $32.4 million to adjust our lease termination costs related to our stores closed in prior periods and our sale or write-down of certain internet investments. See Note A for further information.

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of Office Depot, Inc.:

We have audited the consolidated balance sheets of Office Depot, Inc. and subsidiaries (the "Company") as of December 27, 2003 and December 28, 2002 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 27, 2003, and have issued our report thereon dated February 23, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the entity's change in method of accounting for cooperative advertising arrangements); such consolidated financial statements and report are included in the Company's Annual Report to Stockholders for the fiscal year ended December 27, 2003 and are incorporated herein by reference. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information listed in the Index to the Financial Statement Schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This additional information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Certified Public Accountants
Miami, Florida
February 23, 2004

INDEX TO FINANCIAL STATEMENTS SCHEDULE

All other schedules have been omitted because they are not applicable, not required or the information is included elsewhere herein.

SCHEDULE II

OFFICE DEPOT, INC.
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions— Charged to Expense	Deductions— Write-offs, Payments and Other Adjustments	Balance at End of Period
Allowance for doubtful accounts:				
2003	$ 29,149	$ 25,645	$ 20,621	$ 34,173
2002	32,228	22,103	25,182	29,149
2001	33,682	23,226	24,680	32,228

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
3.1	Restated Certificate of Incorporation, as amended to date	(1)
3.2	Bylaws	(10)
4.1	Form of Certificate representing shares of Common Stock	
4.2	Exchange and Registration Rights Agreement dated August 11, 2003 by and among the Company and the initial purchasers of the $400 million 6.250% Senior Notes due August 15, 2013	(2)
4.3	Indenture, dated as of August 11, 2003, for he $400 million 6.250% Senior Notes due August 15, 2013, between the Company and SunTrust Bank	(13)
4.4	Supplemental Indenture No. 1, dated as of August 11, 2003, for the $400 million 6.250% Senior Notes due August 15, 2013, between the Company and SunTrust Bank	(13)
4.5	Supplemental Indenture No. 2, dated as of October 9, 2003, for the $400 million 6.250% Senior Notes due August 15, 2013, between the Company and SunTrust Bank	(14)
4.6	Rights Agreement dated as of September 4, 1996, as amended and restated as of November 25, 2003, between between Office Depot, Inc. and Mellon Investor Services, L.L.C., as Rights Agent, which includes as Exhibit B thereto the form of the Right Certificate	(14)
4.7	Indenture, dated as of July 2, 2001, between the Company and SunTrust Bank, N.A., relating to the 10% Senior Subordinated Notes due 2008	(3)
10.01	Office Depot, Inc. Long-Term Equity Incentive Plan*	(9)
10.02	1997-2001 Office Depot, Inc. Designated Executive Incentive Plan*	(5)
10.03	Form of Indemnification Agreement, dated as of September 4, 1996, by and between Office Depot, Inc. and each of David I. Fuente, Cynthia R. Cohen, W. Scott Hedrick, James L. Heskett, Michael J. Myers, Peter J. Solomon, William P. Seltzer, and Thomas Kroeger	(4)
10.04	Executive Severance Agreement, including Release and Non-competition Agreement, dated September 19, 2000 by and between the Company and David I. Fuente (schedules and exhibits omitted)*	(6)
10.05	Executive Employment Agreement dated January 30, 2001 by and between the Company and Jerry Colley*	(7)
10.06	Change of Control Agreement, dated as of January 30, 2001, by and between the Company and Jerry Colley*	(8)
10.07	Change of Control Agreement, dated as of May 28, 1998, by and between the Company and Charles E. Brown*	(8)
10.08	Executive Employment Agreement dated October 8, 2001 by and between the Company and Charles E. Brown*	(8)
10.09	Executive Employment and Change of Control Agreement dated as of December 29, 2001 by and between the Company and M. Bruce Nelson*	(11)
10.10	Consulting Agreement dated as of March 1, 2002 by and between the Company and Irwin Helford*	(11)
10.11	Executive Employment Agreement dated November 7, 2000 by and between the Company and Rolf van Kaldekerken*	†
10.12	Change of Control Agreement, dated as of November 7, 2000, by and between the Company and Rolf van Kaldekerken*	†
10.13	Executive Employment Agreement dated August 1, 2000 by and between the Company and David C. Fannin*	†
10.14	Change of Control Agreement, dated as of August 1, 2000, by and between the Company and David C. Fannin*	†
10.15	Revolving Credit Agreement dated as of April 24, 2002 by and among the Company and Citibank, N.A., as syndication agent, Fleet National Bank and BNP Paribas, as documentation agents, Salomon Smith Barney Inc. and First Union Securities, Inc., as joint lead arrangers, Salomon Smith Barney Inc., as sole bookrunner, and Wachovia Bank, National Association, as administrative agent	(12)
14	Code of Ethics for the Company's CEO, CFO, and Other Senior Executives	
21.1	List of the Company's Significant Subsidiaries	
23.1	Independent Auditors' Consent	
31.1	Certification of CEO required by Securities and Exchange Commission Rule 13a-14(a) or 15d-14(a)	
31.2	Certification of CFO required by Securities and Exchange Commission Rule 13a-14(a) or 15d-14(a)	
32	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	

*Management contract or compensatory plan or arrangement.
†This information appears only in the copy of this report filed electronically with the SEC.

INDEX TO EXHIBITS (Continued)

(1) Incorporated by reference from the respective exhibit to the Proxy Statement for the Company's 1995 Annual Meeting of Stockholders.
(2) Incorporated by reference from the respective exhibit to the Company's Registration Statement No. 33-39473.
(3) Incorporated by reference from the Company's Current Report on Form 8-K, filed with the Commission on November 25, 2003.
(4) Incorporated by reference from the respective exhibit to the Company's Annual Report on Form 10-K for the year ended December 27, 1997.
(5) Incorporated by reference from the respective exhibit to the Proxy Statement for the Company's 1997 Annual Meeting of Stockholders.
(6) Incorporated by reference from the respective exhibit to the Company's Annual Report on Form 10-K for the year ended December 28, 1996.
(7) Incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the Commission on October 31, 2000.
(8) Incorporated by reference to the respective exhibit to the Company's Annual Report on Form 10-K for the year ended December 30, 2000.
(9) Incorporated by reference from the respective exhibit to the Company's Form S-4 Registration Statement No. 333-67620.
(10) Incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 2, 2001.
(11) Incorporated by reference from the respective exhibit to the Company's Annual Report on Form 10-K for the year ended December 29, 2001.
(12) Incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the Commission on May 1, 2002.
(13) Incorporated by reference from the respective exhibit to the Company's Form S-4 Registration Statement No. 333-108602.
(14) Incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the Commission on October 27, 2003.

Upon request, the Company will furnish a copy of any exhibit to this report upon the payment of reasonable copying and mailing expenses.

Exhibit 14

CODE OF ETHICS FOR THE COMPANY'S CEO, CFO, AND OTHER SENIOR EXECUTIVES

Preamble

Office Depot, Inc. (the "Company") recognizes that the quality, integrity and transparency of its financial statements are of paramount importance in establishing and maintaining the trust and confidence in the Company, its Board of Directors and Management on the part of stockholders, employees, the New York Stock Exchange, the financial community generally, and governmental securities regulatory bodies.

Pursuant to the mandate of the Sarbanes-Oxley Act of 2002 (the "Act") and regulations of the United States Securities and Exchange Commission ("SEC") promulgated pursuant to the authority and mandate of the Act, this Code of Ethics has been adopted for our CEO, CFO, Controller, Division Presidents and Executive Vice Presidents of the Company (collectively the "Senior Officers").

Each of the Senior Officers of Office Depot, Inc. is bound by the following Code of Ethics. Each Senior Officer shall:

1. Be committed to the highest standards of honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between their personal and professional relationships in the performance of their duties as Senior Officers of the Company.

2. Be committed to the full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company, of all information relating to the Company, its financial condition and results of operations.

3. Be committed to compliance with all applicable governmental laws, rules and regulations relating to the conduct of the businesses of the Company and to required reports regarding the financial condition and results of business operations of the Company, including the laws of all countries in which the Company operates.

4. Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated to any personal interest.

5. Respect the confidentiality of information acquired in the course of serving as a Senior Officer of the Company except when authorized or otherwise legally obligated to make disclosure. Confidential information shall not be used for personal advantage.

6. Report violations of this Code of Ethics to the General Counsel and/or the Vice President, Internal Audit of the Company, or directly to the Audit Committee of the Board of Directors of the Company, as soon as practicable after learning of any such violation.

7. Hold themselves accountable for adherence to this Code of Ethics, and understand that the Company's Board of Directors will hold them accountable, as Senior Officers of the Company, to this Code of Ethics.

Exhibit 21.1

LIST OF THE COMPANY'S SIGNIFICANT SUBSIDIARIES

Name	Jurisdiction of Incorporation
Eastman Office Supplies, Inc.	Delaware
Guilbert SAS	France
OD International, Inc.	Delaware
The Office Club, Inc.	California
Office Depot of Texas, L.P.	Delaware
Office Depot International (UK) Limited	United Kingdom
Viking Office Products, Inc.	California
Office Depot International BV	Netherlands

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-62478 of Office Depot, Inc. on Form S-3 and Registration Statements No. 333-45591, No. 333-59603, No. 333-63507, No. 333-68081, No. 333-69831, No. 333-41060, No. 333-80123 and No. 333-90305 of Office Depot, Inc. on Forms S-8 of our reports dated February 23, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the entity's change in method of accounting for cooperative advertising arrangements) included in the Annual Report on Form 10-K of Office Depot, Inc. for the year ended December 27, 2003.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Miami, Florida
February 25, 2004

Exhibit 31.1

CERTIFICATION
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Bruce Nelson, certify that:

1. I have reviewed this annual report on Form 10-K of Office Depot, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other Certifying Officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2004

/s/ BRUCE NELSON

Bruce Nelson
Chief Executive Officer

Exhibit 31.2

CERTIFICATION
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles E. Brown, certify that:

1. I have reviewed this annual report on Form 10-K of Office Depot, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other Certifying Officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2004

/s/ CHARLES E. BROWN

Charles E. Brown
Executive Vice President, Finance and Chief Financial Officer

OFFICE DEPOT, INC.
Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Office Depot, Inc. (the "Company") for the fiscal year ended December 27, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Bruce Nelson, as Chief Executive Officer of the Company, and Charles E. Brown, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ BRUCE NELSON

Name: Bruce Nelson
Title: Chief Executive Officer
Date: February 25, 2004

/s/ CHARLES E. BROWN

Name: Charles E. Brown
Title: Chief Financial Officer
Date: February 25, 2004

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

THIS PAGE INTENTIONALLY LEFT BLANK

OFFICE DEPOT, INC.

2200 OLD GERMANTOWN ROAD
DELRAY BEACH, FLORIDA 33445

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date	Friday, May 14, 2004
Time	10:00 a.m. Local Time
Location	Renaissance Boca Hotel 2000 N.W.19th Street Boca Raton, FL 33431-7362 (561) 368-5252
Items of Business	1. To elect twelve (12) members of the Board of Directors for the term described in this proxy statement; 2. To request that our shareholders approve an increase of Fifteen million shares to the shares available for grants and awards under our Long Term Equity Incentive Plan ("Stock Option Plan"); 3. To ratify our Audit Committee's appointment of Deloitte & Touche LLP as independent public accountants for the term described in this proxy statement; 4. To transact any other business that may properly come before the meeting.
Record Date	You must own shares of Office Depot common stock as of the close of business on March 10, 2004 (the "Record Date") to attend and vote at our Annual Meeting and any adjournment thereof.
Annual Report	Our 2003 Annual Report is enclosed with these proxy materials.

By order of the Board of Directors,

David C. Fannin
Executive Vice President,
General Counsel & Corporate Secretary

Delray Beach, Florida; April 1, 2004

Please note that for security reasons, we will require that you present the admission ticket included with this proxy statement. We will require positive picture identification from all attendees at our Annual Meeting. We reserve the right to exclude any person whose name does not appear on our official shareholder list as of our record date of March 10, 2004. If you hold shares in "street name" and do not have a ticket, please bring a letter from your stockbroker, or a current brokerage statement, to indicate that the broker is holding shares for your benefit. We also reserve the right to request any person to leave the Annual Meeting who is disruptive, refuses to follow the rules established for the meeting or for any other reason. Cameras, recording devices and other electronic devices, signs and placards will NOT be permitted at the meeting.

TABLE OF CONTENTS

Proxy Statement For The
2004 Annual Meeting of Shareholders of Office Depot, Inc.

2200 OLD GERMANTOWN ROAD
DELRAY BEACH, FLORIDA 33445
TELEPHONE (561) 438-4800

This proxy statement contains important information about our 2004 Annual Meeting of Shareholders, to be held on May 14, 2004. We are mailing this proxy statement and accompanying proxy card to our shareholders on or about April 1, 2004.

Purposes of the Meeting. Our Annual Meeting will consider important matters outlined in the Notice of this Meeting. We have mailed these proxy materials to you in connection with the solicitation of proxies by our Board of Directors (our "Board"). Our Board asks that you authorize your proxy to vote as they recommend.

Voting your Shares. If you cannot attend the Meeting in person, you may vote your shares: (1) by completing, signing and returning your proxy card to us in the enclosed postage-paid envelope; (2) by voting electronically using a touch-tone telephone (1-800-435-6710); or (3) by using the Internet to vote your shares (*www.eproxy.com/odp*). If your shares are held in "street name" with a broker or similar party, you will need to contact your broker to determine whether you will be able to vote using one of these alternative methods. If you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. If you choose to use the Internet or telephone to vote, you must do so by 4:00 p.m. Eastern time on May 13, 2004.

OUR BOARD RECOMMENDS that you vote FOR its nominees as directors of the Company as described in Item 1, and that you vote FOR the request to approve an increase in the number of shares authorized under our Long-Term Equity Incentive Plan, described in Item 2, and that you vote FOR the ratification of our Audit Committee's appointment of Deloitte & Touche LLP as our independent accountants as described in Item 3.

Proxies. Our Board has appointed certain persons ("proxies") to vote proxy shares in accordance with the instructions of our shareholders. If you authorize the proxies to vote your shares, but do NOT specify how your shares should be voted, they will vote your shares as our Board recommends. If any other matters are presented for consideration at our Annual Meeting, your shares also will be voted as our Board recommends. You can change or revoke your proxy, (1) by mailing your request to our Corporate Secretary at our corporate headquarters so that it is received not later than 4:00 p.m., on May 13, 2004, (2) by filing a proxy with a later date, or (3) by voting your shares by ballot in person at the Annual Meeting.

Solicitation of Proxies. In addition to soliciting proxies by mail, we may also solicit proxies in person, by telephone or over the Internet. Our employees do not receive additional compensation for their solicitation services. Certain banking institutions, brokerage firms, custodians, trustees, nominees and fiduciaries who hold shares for the benefit of another party (the "beneficial owner") may solicit proxies for us. If so, they will mail proxy information to, or otherwise communicate with, the beneficial owners of shares of our common stock held by them. We have also hired Mellon Investor Services LLC ("MIS") to assist us in communicating with these institutions and forwarding solicitation materials to them, and we have agreed to pay MIS a fee of $13,500 plus reimbursement of their reasonable out-of-pocket expenses in connection with this service. We will also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of our common stock.

Shareholders Eligible to Vote at Our Annual Meeting; List of Shareholders Available. Owners of our common stock as of the close of business on March 10, 2004 (the "Record Date") will be entitled to vote at our Annual Meeting. Our official stock ownership records will conclusively determine whether you are a "holder of record" as of the Record Date. A list of shareholders entitled to vote at the meeting will be available at our Annual Meeting and for ten days prior to the meeting between the hours of 9 a.m. and 4 p.m. Eastern Time at our corporate headquarters in Delray Beach, Florida. As of March 10, 2004, there were 311,657,517 shares of common stock issued by Office Depot and owned by shareholders (i.e. excluding shares held in treasury by Office Depot). Each share of common stock is entitled to one vote on each matter considered at our Annual Meeting.

Establishing a Quorum. In order for us to transact business at our Annual Meeting, the holders of the majority of the outstanding shares of our stock must be present, either in person or by proxy. Shareholders choosing to abstain from voting and broker "non-votes" will be treated as present and entitled to vote for purposes of determining whether a quorum is present. Abstentions and broker "non-votes" will not be counted as a vote "for" or "against" any matter. However, abstentions will have the same effect as voting "no" or against a matter voted on at our Meeting which requires the affirmative vote of a majority of the shares present and voting. Broker non-votes will not be counted as shares entitled to vote and, accordingly will not affect the outcome with respect to any matter to be voted on at the meeting.

Householding of Annual Disclosure Documents. The Securities and Exchange Commission has approved a rule concerning the delivery of disclosure documents, called "householding." Under that rule, certain, banks, brokers and other intermediaries have arranged for a single set of our annual report and proxy statement to be delivered to multiple shareholders sharing an address unless those banks, brokers and other intermediaries have received contrary instructions from one or more of the shareholders. The rule applies to our annual reports and proxy statements. Each shareholder will continue to receive a separate proxy card or voting instruction card. We will deliver promptly upon written or oral request a separate copy of this proxy statement and annual report to a shareholder at a shared address to which a single copy of the document was sent. If you would like to receive your own set of such documents in future years, contact us by calling or writing to our Department of Investor Relations at our Corporate Headquarters at: 2200 Old Germantown Road, Delray Beach, FL 33445 or call us at: 800-937-3600 x87641. Two or more shareholders sharing an address can request delivery of a single copy of our annual disclosure documents if they are receiving multiple copies by contacting us in the same manner. If a broker or other nominee holds your shares, please contact ADP and inform them of your request by calling them at: (800) 542–1061 or writing to them at: Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Please be sure to include your name, the name of your brokerage firm, and your account number.

Matters to be Considered by Our Shareholders

Item 1: Election of Directors

Nominees for Directors of Office Depot

Twelve (12) individuals have been nominated for election as directors at our Annual Meeting, to serve for a term of office that continues from the date and time of their election until our next Annual Meeting of Shareholders, or until their successors are elected and qualified. The 12 nominees for directors who receive the highest number of votes cast at our Meeting will be elected. All of our directors form a single class of directors. Information about these individuals, their business experience and other relevant information is set forth below. The Company expresses its deep appreciation to several directors who have decided not to seek re-election at our 2004 Annual Meeting: Cynthia R. Cohen, Bruce Gordon, Frank Scruggs and Peter Solomon. We thank all of them for their dedicated service on our Board.

Lee A. Ault III	Neil R. Austrian	David W. Bernauer
Abelardo E. Bru	David I. Fuente	Brenda J. Gaines
Myra M. Hart	W. Scott Hedrick	James L. Heskett
Patricia A. McKay	Michael J. Myers	Bruce Nelson

Should any of these nominees become unable to serve (for example, if any of them should become ill or incapacitated or should die), our Corporate Governance & Nominating Committee may propose a substitute nominee. If a substitute nominee is named, all proxies voting FOR these nominees will be voted for the substitute so named (unless you specify on your proxy card to withhold voting for such person). If a substitute nominee is not named, all proxies will be voted for the election of the remaining nominees (or as directed on your proxy card). In no event will more than twelve (12) directors be elected at our Annual Meeting.

Your Board of Directors Recommends a Vote FOR Item 1 on Your Proxy Card—Election of all Nominees Listed Above as Directors

Biographical Information on the Candidates

Lee A. Ault III **Age: 67**

Mr. Ault has served as one of our directors since August 1998. He is currently Chairman of the Board of In-Q-Tel, Inc., an information technology company. Mr. Ault served as Chief Executive Officer of Telecredit, Inc., a payment services company, from November 1968 until January 1992. He also was President of Telecredit, Inc. from 1968 until 1983 and Chairman of the Board from 1983 until January 1992. Telecredit, Inc. was merged into Equifax, Inc. in December 1990. Since 1990, Mr. Ault has served as a director of Equifax, Inc. He served as a director of Viking Office Products, Inc. ("Viking") from 1992 until August 1998 when we merged with Viking. He also is a director of American Funds Insurance Series, a private investment management company and Anworth Mortgage Asset Corporation, a real estate investment trust.

Neil R. Austrian **Age: 64**

Mr. Austrian has served as one of our directors since August 1998. Mr. Austrian served as President and Chief Operating Officer of the National Football League from April 1991 until December 31, 1999. He was a Managing Director of Dillon, Read & Co. Inc. from October 1987 until March 1991. Mr. Austrian served as a director of Viking from January 1988 until August 1998 when we merged with Viking. He also serves as a director of Hughes Electronics, a publicly traded company.

David W. Bernauer **Age: 59**

Mr. Bernauer is a candidate to serve as a director of our Company for the first time in 2004. He has served since 2003 as Chairman, President & Chief Executive Officer of Walgreen Company, the nation's largest drugstore chain. From 2002 to 2003 he served as President & CEO of Walgreen; from 1999 to 2002 as President & COO of Walgreen, and he has served in various management positions, with increasing areas of responsibility at Walgreen since 1966. He serves as a member of the Board of Walgreen Company.

Abelardo (Al) E. Bru **Age: 55**

Mr. Bru is a candidate to serve as a director of our Company for the first time in 2004. He has served since February 2003 as Chairman & Chief Executive Officer of Frito-Lay North America. Frito-Lay North America is an $8.5 billion division of PepsiCo, Inc. and the largest snack-food maker in the world. He joined Frito-Lay in 1999 as President & Chief Executive Officer. Prior to joining Frito-Lay, Mr. Bru served in various capacities for Sabritas, a subsidiary of PepsiCo and the largest snack food maker in Mexico, from 1992 to 1999. Mr. Bru has served in various senior international positions with PepsiCo Foods International since joining PepsiCo in 1976.

David I. Fuente **Age: 58**

Mr. Fuente has been a director since he joined Office Depot in December 1987 and until December 29, 2001, he served as Chairman of our Board, when he was succeeded in that capacity by our Chairman and Chief Executive Officer, Bruce Nelson. Until July 17, 2000, Mr. Fuente also served as Chief Executive Officer of our Company. He is a director of Ryder System, Inc., and Dick's Sporting Goods, both publicly traded companies.

Brenda J. Gaines **Age: 54**

Ms. Gaines has been a director of our Company since February 2002. Ms. Gaines has served since 1999 as North American President of Diners Club International, a Division of Citigroup. From 1994 until 1999, she served as Executive Vice President, Corporate Card Sales for Diners Club International, and prior to that she served in various positions of increasing responsibility within Citigroup or its predecessor corporations from 1988. From 1985 to 1987, Ms. Gaines was Deputy Chief of Staff for the Mayor of the City of Chicago. She serves on the Boards of the Dr. Martin Luther King Jr. Boys and Girls Clubs, Junior Achievement and the Chicago Museum of Science and Industry, all non-profit organizations in the City of Chicago.

Myra M. Hart **Age: 62**

Doctor Hart is a candidate to serve as a director of our Company for the first time in 2004. From 1995 to the present time, she has served, and currently serves, as Professor, Entrepreneurial Management at the Harvard Business School. From 1985 until 1990, Dr. Hart was employed by Staples, Inc. in various management capacities, with a primary emphasis on strategic planning and growth implementation in new and existing markets. She is Chairwoman of the Center for Women's Business Research, a Trustee of Cornell University, and a member of the Committee of 200.

W. Scott Hedrick **Age: 58**
Mr. Hedrick has been a director of our Company since April 1991. From November 1986 until April 1991, he was a director of The Office Club, Inc., which has been our subsidiary since April 1991, when Office Depot acquired it. He was a founder and has been a general partner of InterWest Partners, a venture capital fund, since 1979. Mr. Hedrick is also a director of Golden State Vintners, Inc. and Hot Topic, both publicly traded companies.

James L. Heskett **Age: 70**
Mr. Heskett has served as one of our directors since May 1996. Mr. Heskett has served on the faculty of the Harvard University Graduate School of Business Administration since 1965. He has taught courses in marketing, business logistics, the management of service operations, business policy and service management. He is also a director of Limited Brands, a publicly held company and Intelliseek, Inc., a privately held company.

Patricia A. McKay **Age: 45**
Ms. McKay is a candidate to serve as a director of our Company for the first time in 2004. She has served since 2003 as Chief Financial Officer of Restoration Hardware, Inc. a California-based public company that is a specialty retailer of high-quality home furnishings, decorative accessories and hardware. From 1997 until 2003, she was Senior Vice President, Finance, for AutoNation, Inc., the nation's largest retailer of automobiles, with sales of nearly $20 billion. From 1988 until 1996, Ms. McKay served in various financial positions for Dole Food Company, Inc., culminating in the position of Vice President Finance & Controller, a position she held from 1993 until 1996.

Michael J. Myers **Age: 63**
Mr. Myers has served as one of our directors since July 1987. He is the President and a director of First Century Partners Management Company, an advisor to private venture capital equity funds. He is also president and a director of Salomon Smith Barney Venture Corp., a wholly owned subsidiary of Smith Barney Holdings, Inc., which acts as the managing general partner of two private venture capital equity funds. From 1976 until January 1992, he was a Managing Director of Smith Barney, Harris Upham & Co., Inc.

Bruce Nelson **Age: 59**
Mr. Nelson has been Chairman of our Board of Directors since December 29, 2001 and our Chief Executive Officer since July 17, 2000. Previously, he served both as President of Office Depot International and as President and Chief Operating Officer of our subsidiary, Viking Office Products, Inc. He has been one of our directors since he joined us in August 1998. From January 1996 until August 1998, he served as President and as a Director of Viking. From July 1995 until January 1996, Mr. Nelson was Chief Operating Officer of Viking, and from January 1995 until July 1995, he was Executive Vice President of Viking. From 1990 until July 1994, Mr. Nelson was President and Chief Executive Officer of BT Office Products USA. He had previously worked for over 22 years at Boise Cascade Office Products in a number of executive positions.

How Nominees To Our Board Are Selected

Candidates for election to our Board of Directors are nominated by our Corporate Governance & Nominating Committee (the "Committee" or the "Nominating Committee") and ratified by our full Board of Directors for nomination to the shareholders. The Committee operates under a charter, which is available on our corporate website at www.officedepot.com. You will find the charter of the Committee and the charters of all of our other Board committees under the headings "Company Information, Investor Relations, Corporate Governance." A copy of the charter is available to all shareholders upon request, addressed to the Secretary of our Company at our address provided elsewhere in this proxy statement. All members of the Committee are Independent under the standards established by the New York Stock Exchange.

Our Nominating Committee will give due consideration to candidates recommended by shareholders. Shareholders may recommend candidates for Nominating Committee consideration by submitting such recommendation directly to the Committee by mail or electronically, using the methods described under the heading "Corporate Governance and Director Independence; Communicating with our Board of Directors." In making recommendations, shareholders should be mindful of the discussion of minimum qualifications set forth in the following paragraph. However, just because a recommended individual meets the minimum qualification standards does not imply that the Committee necessarily will nominate the person so recommended by a shareholder.

Our Nominating Committee believes that the minimum qualifications for serving on our board are that a nominee have substantial experience in working as an executive officer for, or serving on the board of a public company, or that he or she demonstrates by significant accomplishment in another given field of endeavor, whether in the for-profit or the non-profit sectors, an ability to make a meaningful contribution to the oversight and governance of a company having a scope and size similar to our Company. A Director must have an exemplary reputation and record for honesty in his or her personal dealings and business or professional activity, as confirmed by a background and security check. All Directors should possess a basic understanding of financial matters, have an ability to review and understand the Company's financial and other reports, and to discuss such matters intelligently and effectively. He or she also needs to exhibit qualities of independence in thought and action. A candidate should be committed first and foremost to the interests of the shareholders of the Company. Persons who represent a particular special interest, ideology, narrow perspective or point of view would not, therefore, generally be considered good candidates for election to our Board. In addition to these factors, our Committee seeks to have a Board that represents diversity as to gender, race and background experiences.

Our Nominating Committee identifies nominees in a number of ways. One method is the recommendation of a sitting member of the Board, who personally knows and has an understanding of the qualifications of a proposed nominee. A second method is an awareness of persons who are successful in business, the non-profit sector or a profession, whether personally known to a member of the Board or not. Such persons are contacted from time to time to ask whether they would be willing to serve. If they are willing, then the Committee conducts significant amounts of due diligence to ensure that a nominee possess the qualifications, qualities and skills outlined above. The Nominating Committee also from time to time engages search firms to assist the Committee in identifying potential Board nominees, and we pay such firms a fee for conducting such searches. As mentioned above, our Nominating Committee also is open to receiving recommendations from shareholders as to potential candidates it might consider.

Our Nominating Committee engaged the professional search firm Egon Zehnder to assist it in recruiting new Board nominees for our 2004 Annual Meeting. Egon Zehnder was engaged directly by our Nominating Committee, and the Committee was responsible for oversight of the work of this firm. The Committee reviewed a number of potential candidates, and following several rounds of evaluation and interviews, David Bernauer, Abelardo Bru, Myra Hart and Patricia McKay were nominated to our Board by our Nominating Committee, and the Board in turn has provided those nominations to our shareholders.

Committees of Our Board

Our Board has established four standing committees—(i) Audit, (ii) Compensation, (iii) Corporate Governance & Nominating and (iv) Finance. Our Board met seven (7) times during fiscal 2003 and acted two (2) times by unanimous written consent. All of our directors attended more than 75% of the total number of Board meetings and meetings of the committees on which they serve.

Committees	Membership at December 31, 2003 [Proposed Membership for 2004 (Pending Election)]	Functions (Highlights Only) See Charters on our Website for Further Explanation of Committee Duties and Responsibilities	Number of Meetings or Actions by Consent in 2003
Audit Committee[1]	Michael J. Myers, Chairman Lee A. Ault III Brenda J. Gaines James L. Heskett [Michael J. Myers, Chair Brenda J. Gaines James L. Heskett Patricia A. McKay]	1. Oversees financial reporting process. 2. Meets with internal and external auditors regarding audit results. 3. Engages and ensures independence of our outside audit firm. 4. Reviews effectiveness of internal controls. 5. Oversees compliance with Code of Ethical Conduct.	Met seven times during 2003.
Compensation Committee	W. Scott Hedrick, Chairman Neil R. Austrian Cynthia R. Cohen Bruce S. Gordon [Lee A. Ault III, Chair Neil Austrian Al E. Bru Myra Hart Scott Hedrick]	1. Approves salaries and incentive compensation of elected officers, as well as the compensation of our Board members. 2. Reviews compensation of certain other executive management employees. 3. Administers employee benefit plans, including our Long-Term Equity Incentive Plan (stock option plan). 4. Reviews management succession planning.	Met two times during 2003.
Corporate Governance & Nominating Committee	James L. Heskett, Chairman Lee A. Ault III Cynthia R. Cohen [James L. Heskett, Chair Lee A. Ault III Brenda J. Gaines Scott Hedrick]	1. Reviews and makes recommendations to the Board concerning the size and composition of our Board and its committees and the recruitment and selection of directors. 2. Nominates director candidates for election at Annual Meetings. 3. Reviews and makes recommendations to the Board concerning corporate governance policies and practices.	Met six times during 2003.
Finance Committee	Neil Austrian, Chairman Bruce S. Gordon Frank P. Scruggs, Jr. Peter J. Solomon [Neil Austrian, Chair David W. Bernauer Al E. Bru David Fuente]	1. Reviews our financial policies and procedures. 2. Reviews annual capital budgets and major spending requests from management. 3. Monitors our financial standing and financial ratings. 4. Reviews our long-range financial objectives. 5. Provides oversight and advice to management regarding our capital structure.	Met six times during 2003.

(1) Our Board has reviewed and made the determinations required by the listing standards of the New York Stock Exchange ("NYSE") and regulations of the United States Securities and Exchange Commission ("SEC") regarding the independence of, and the financial literacy of, the members of our Audit Committee. In addition, our Board has determined that the Chairman of our Audit Committee, Michael Myers, by virtue of his extensive career in business, including the securities industry, and experience in the areas of investment banking, finance and business generally, qualifies as an "audit committee financial expert" within the meaning of applicable regulations of the SEC, promulgated pursuant to the Sarbanes-Oxley Act of 2002.

Director Compensation

During 2003, our Directors who are not employees of the Company were paid an annual stipend of $50,000 and received a fee of $1,000 for each Board meeting (up to one-half day), $2,000 for any meeting which is longer than one half day. Fees for telephonic meetings were $1,000. They also were paid $1,000 for each Committee meeting ($1,500 for the Committee Chair) attended by them. In addition, the Chair of our Audit Committee received an additional annual stipend of $25,000 for serving in that position, and the Chairs of our other committees each received an additional annual stipend of $15,000 for serving in their positions. They also were reimbursed for expenses incurred in such attendance. Additionally, under our Long-Term Equity Incentive Plan, the number of stock options granted to our non-employee Directors and the terms and provisions of these options are determined by our Board's Compensation Committee. Non-employee Directors were awarded options to purchase 11,250 shares of our common stock in 2003. Non-employee Directors are permitted to defer up to 100% of their compensation under a deferred compensation plan.

Corporate Governance And Director Independence

Governance and Director Independence. Office Depot is committed to principles of good corporate governance and the independence of our Board of Directors from the management of our company. All members of our Audit Committee, our Compensation Committee and our Corporate Governance & Nominating Committee have been determined by our Board to be independent directors within the applicable listing standards of the New York Stock Exchange (the "Exchange"). Our Board has reviewed the various relationships between members of our Board and the Company and has affirmatively determined that none of our Directors have material relationships with Office Depot other than Mr. Nelson. All other members of our Board are considered 'independent directors' under the listing standards of the Exchange. In addition, the first-time nominees to our Board, Messrs. Bernauer and Bru and Mesdames Hart and McKay, have all been determined to be 'independent directors' under the listing standards of the Exchange. If elected, all committees of our Company will be comprised solely of independent directors. The basis for such determination by our Board is either that the independent director has no business relationship other than his or her service on our Board, or that while an independent director may have some involvement with a company or firm with which our Company does business, our Board has determined that such involvement is not material. None of our Directors serve as an executive officer of a charitable organization to which our Company made contributions during 2003. Mr. Nelson does not sit on any of our Committees as an official member, but attends all committee meetings *ex officio*. Our former CEO, Mr. Fuente, serves on the Finance Committee of our Board, which is not a committee mandated either by the Exchange or by any legal or regulatory requirement. See description of the Finance Committee elsewhere in this proxy statement.

At each regular meeting of our Board of Directors, a private session, without management present, is conducted by the non-management members of our Board. Pursuant to our Board governance procedures, the independent directors, as a group, annually select one independent director as the **"Lead Director"** for the purpose of setting the agenda and presiding at these executive sessions. James L. Heskett currently serves as Lead Director.

Code of Business Conduct (Code of Ethical Behavior). Our Board has adopted a Code of Ethical Behavior for all our employees and our Directors. A copy of this Code may be viewed at our corporate website, *www.officedepot.com* under the headings "Company Information/Investor Relations/Corporate Governance/Code of Ethics." In addition, a printed copy of our Code of Ethical Behavior will be provided to any shareholder upon request submitted to our Corporate Secretary at the address listed elsewhere in this proxy statement.

Corporate Governance Guidelines. Our Board has adopted Governance Guidelines for our Company. Those Guidelines are attached to this proxy statement as *Appendix A* and also may be viewed at our corporate website, *www.officedepot.com* under the headings "Company Information/Investor Relations/Corporate Governance." In addition, a printed copy of our Governance Guidelines will be provided to any shareholder upon request submitted to our Corporate Secretary at the address listed elsewhere in this proxy statement.

Charters of our Board Committees. The Charters of our Board Committees are available on our corporate website, *www.officedepot.com* under the headings "Company Information/Investor Relations/Corporate Governance." The amended and restated Charter of our Audit Committee also is attached to this proxy statement as *Appendix B*. In addition, printed copies of any of our Board Committee Charters will be provided to any shareholder upon request submitted to our Corporate Secretary at the Company's address listed elsewhere in this proxy statement.

Communicating With Our Board Members

Our shareholders have several available options to communicate directly with our Board of Directors. You may contact any member (or all members) of our Board (including without limitation the Lead Director or the non-management directors as a group), any Board committee or any chair of any such committee by mail or electronically. To communicate with our Directors by mail, correspondence may be addressed to any individual director, the non-management Directors as a group, the Lead Director, any Board committee or any committee chair by either name or title. All such mailings are to be sent "c/o Corporate Secretary" at our corporate headquarters address, which is 2200 Old Germantown Road, Delray Beach, FL 33445. To communicate with any of our Directors electronically, shareholders should go to our corporate website, www.officedepot.com. Under the headings "Company Information/Investor Relations/Corporate Governance/Communicating with our Board," you will find a form that may be used for writing an electronic message to any individual director, the non-management Directors as a group, the Lead Director, any Board committee or any committee chair by either name or title. Follow the instructions on our website in order to send your message electronically. This capability is anticipated to be available not later than June 1, 2004. In the interim, communications are limited to mail deliveries in the manner described above.

All regular mail received as set forth in the preceding paragraph will be examined by the office of our General Counsel for the sole purpose of determining whether the contents actually represent a message to our Directors. The General Counsel's office will also examine the mailing from the standpoint of security. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of the non-management directors as a group (such as a committee of our Board), the General Counsel's office will make the contents available to each Director who is a member of the group to which the envelope is addressed.

In addition, any person who desires to communicate any matter specifically to our Audit Committee may contact the Audit Committee by addressing a letter to the Chairman of the Audit Committee, c/o Corporate Secretary, at our corporate headquarters address, which is 2200 Old Germantown Road, Delray Beach, FL 33445, or electronically, at our corporate website, *www.officedepot.com* under the headings "Company Information/Investor Relations/ Corporate Governance/ Communicating with our Board." This capability is anticipated to be available not later than June 1, 2004. In the interim, communications are limited to mail deliveries in the manner described above. Communications to our Audit Committee may be submitted anonymously, if sent by mail, addressed to the Audit Committee Chair, in which event the envelope will **not** be opened for any purpose, other than appropriate security inspections. Otherwise, such mailing will be forwarded directly to the Chair of our Audit Committee for his or her review and follow-up action as he or she deems appropriate.

It is our Board's policy that each of our Directors shall attend the Annual Meeting of our shareholders. All of our Directors were in attendance at the 2003 Annual Meeting of our shareholders.

Item 2: Amendment of Our Long-Term Equity Incentive Plan to Increase the Number of Shares Authorized for Issuance under the Plan by 15,000,000 Shares to 62,068,750 Shares of Our Company's Stock

Purpose of the Plan

Our Long-Term Equity Incentive Plan (the "Plan") exists to provide one important component of compensation for our officers, directors and certain key employees. The Plan has been adopted and previously approved by our shareholders (including amendments to the Plan from time to time) for the purpose of attracting, retaining and rewarding the best available persons for positions of substantial responsibility in our Company. In addition, the Plan serves to align the interests of our officers, directors and key employees with the interests of our shareholders, since the benefits of the Plan are realized generally only if the market price of our stock increases in the marketplace. The Plan permits issuance of stock options (both Incentive Stock Options and non-qualified stock options), Stock Appreciation Rights ("SARs") and Restricted Shares of our stock. Grants are made at the discretion of the Compensation Committee of our Board of Directors, which consists solely of independent directors of our Company.

Reasons for Proposed Amendment

For several reasons, the Compensation Committee has recommended to our Board, and our Board now recommends to our shareholders, that the number of shares authorized and available for issuance under the Plan be increased by 15 million shares of stock, from 47,068,750 shares of our stock to 62,068,750 shares. Of this total number (i.e. 47,068,750 total authorized shares), we had shares available for issue as of our fiscal year-end 2003 of 6,319,192 (or only approximately 13% of the currently authorized total shares under the Plan). Also at our fiscal year-end, we had issued but unexercised options outstanding of 29,452,938. The balance of shares originally approved for issuance under the Plan have been exercised, and the resulting shares of our stock are either being held or have been sold.

In October 1998, our shareholders approved an amendment to the Plan to increase the number of shares which may be granted as awards under the Plan to 20,712,500. Pursuant to the terms of the Plan, this number automatically increased to 31,068,750 as a result of the three for two stock split which became effective April 1, 1999. In April 2000, our shareholders voted in favor of a Plan amendment to increase the number of shares with respect to which awards may be granted under the Plan to the current level of 47,068,750 shares.

In April 2002, our shareholders voted to amend the Plan to provide for certain changes in the Plan that included allowing for the grant to our executive officers and members of our Board, as an alternative to traditional stock options ("TSO's"), certain performance-accelerated stock options ("PSO's"), which have a longer vesting period and a shorter term than TSO's, but as to which the vesting may be accelerated upon the occurrence of certain positive performance achievements by our Company. The creation of PSO's by our Board (and approval by our shareholders) was, in part, a response to the fact that in recent years, a number of companies have implemented various types of performance-based stock options. Some of these plans utilize stock options granted at exercise prices that are at a fixed amount or a fixed percentage above the market price of the issuer's stock on the date of grant. Others use so-called performance-contingent options, where the stock option is forfeited if a certain level of stock price performance is not achieved. Yet others use what are referred to as performance-accelerated stock options. These stock options are issued at the market price on the date of grant, but have a significantly longer vesting schedule than traditional stock options. Vesting may be accelerated, however, if specified company performance criteria are met.

Our Compensation Committee and Board determined, and our shareholders approved, Plan amendments to utilize the third of these alternatives, or performance-accelerated stock options, as a component of the stock option grants to our Chairman and Chief Executive Officer, our Division Presidents, our Executive Vice Presidents and our Directors.

Why Do We Need an Increase in the Number of Shares Available for Awards Under the Plan?

Our Company has enjoyed considerable growth in the period since 2000, when we last requested an increase in the number of authorized shares under the Plan. For example, in 2003, we substantially expanded our operations in Europe through the acquisition of Guilbert, S.A., virtually doubling the size of our business in Europe and establishing the Company as the leading reseller in the office supplies business in many key countries in Europe. In the same four-year period, our e-commerce business worldwide has enjoyed spectacular growth to over $2.6 billion in annual sales in 2003. With these expansions of our business, we have added a number of key personnel, including new country management leadership in Europe, e-commerce management, and we anticipate continuing to add personnel, particularly in Europe and in technical areas, such as our IT organization and our rapidly expanding e-commerce business. In addition, our contract business continues to grow, and we expect to continue to add key managers in this area.

This dramatic increase in our overall business size, coupled with ambitious plans for the future growth of our Company, requires that we have sufficient shares authorized for issuance to new key managers and other employees. If we do not add sufficient capacity to the Plan, we may be unable to attract the right caliber of personnel to our Company or to retain the services of key managers currently with our Company, including key executives in recently-acquired businesses, which could jeopardize the future growth prospects of our Company.

As a result of these factors, we have determined that we do not currently have available a sufficient number of shares authorized under the Plan to cover normally anticipated needs. We believe at this time that an increase of 15 million shares, from 47,068,750 shares to 62,068,750 authorized shares under the Plan will be sufficient to cover our anticipated needs under the Plan for the next several years, possibly until 2008. This is consistent with our commitment to shareholders in 2000 that the increase approved at that time would be sufficient for at least three (3) years, which has turned out to be the case.

Steps Taken to Counter Dilution

Our Company is aware of the potential for dilution under the Plan, as more shares are issued. To help counter this dilutive effect, our Board has authorized in recent years a series of stock repurchase plans, of approximately $50 million annually, to offset dilution due to issuance of shares under the Plan. In 2001–2002, we repurchased 3,154,031 of our shares for this purpose, and in 2003, we repurchased 3,222,635 of our shares for the same purpose. While future repurchases are in the discretion of our Board of Directors, they have authorized an additional $50 million in repurchases in 2004, to counter dilution by additional awards under the Plan.

Description of the Plan

General. The Plan, which our shareholders first approved effective October 1, 1997, allows us to grant stock options, stock appreciation rights ("SARs") in tandem with options, restricted stock, performance awards and any combination of the foregoing to directors, officers, key employees, and certain other key individuals who perform services for our Company. Stock options, as discussed above, now include either TSO's or PSO's. The original purpose of adopting the Plan was to incentivize eligible individuals to maximize shareholder value and otherwise contribute to the success of our Company. The Plan also enables us to attract, retain and reward the best available persons for positions of substantial responsibility.

The Plan is administered by the Compensation Committee of our Board. Because grants awarded under the Plan are made entirely at the discretion of this Committee, the recipients, amounts and values of future benefits to be received pursuant to the Plan are not determinable. The shares of our Common stock reserved for issuance pursuant to the Plan are subject to adjustment in the event of a reorganization, recapitalization, stock split, stock dividend or similar change in our corporate structure or the outstanding shares of our common stock. Such shares may be authorized and unissued or reacquired and held as treasury shares.

Eligibility. Our directors (whether or not employees), officers and key employees, including those of our subsidiaries, who are selected by our Compensation Committee are eligible to receive grants pursuant to the Plan. However only our domestic employees may receive grants of incentive stock options. As of February 29, 2004, approximately 3,592 employees were eligible to participate in the Plan.

Stock Options. Pursuant to the Plan, our Compensation Committee may award grants of incentive stock options ("incentive options") conforming to the provisions of Section 422 of the Internal Revenue Code (the "Code," and other stock options ("non-qualified options"). However, the number of shares of our common stock underlying grants of options and/or SARs made to any participant in any one-year shall not exceed 2,000,000 shares. The exercise price of any option is determined by our Compensation Committee in its discretion at the time of the grant, but may not be less than 100% of the fair market value of a share of our stock on the grant date. The exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of the voting power of our Company may not be less than 110% of such fair market value on such date. The Plan also provides that no option or SAR may be granted in substitution for a previously granted option or SAR if the new award would have a lower option exercise price or SAR appreciation base than the award it replaces. In other words, stock option 'repricing' is not allowed under the Plan.

The term of each option also is established by our Compensation Committee, subject to a maximum term of ten years from the date of grant (or five years from the grant date in the case of an incentive option granted to a person who owns stock constituting more than 10% of the voting power of Office Depot). In addition, the Plan provides generally that all options cease vesting on, and terminate 90 days after, the date on which a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, Office Depot or its subsidiaries, except for certain provisions applicable to Section 16 Officers and members of our Board of Directors, for whom a longer period is allowed under certain circumstances, due to such persons having restricted periods of time when they can exercise stock options during their tenure with the Company.

The Plan also provides that unless our Compensation Committee decides otherwise:

(a) Upon a Plan grantee's death while still an employee of our Company, all of the grantee's options become fully vested and exercisable and remain so for 24 months after the date of death, provided that all incentive options must be exercised within twelve months of the grantee's death or they will be treated as non-qualified stock options under the plan;

(b) Upon the retirement of a grantee, non-qualified stock options vested as of the date of retirement will remain exercisable for a period of 18 months after retirement;

(c) Upon a grantee's termination for cause (as defined in the Plan), all options terminate immediately;

(d) Upon the voluntary separation of a Section 16 officer or a member of the Board of Directors of the Company, all non-qualified stock options granted to such person which are vested at the date of such voluntary separation will remain exercisable for a period of 18 months after such voluntary separation; provided that the Section 16 officer or director has had a period of service of five (5) years or longer as an employee or director of the Company as of the date of such voluntary separation (but in no event beyond the termination date of the stock option pursuant to the terms of its original grant);

(e) Upon the involuntary separation (including a termination for good reason, as defined in the Plan) of a Section 16 officer or a member of the Board of Directors, other than for cause (as defined in the Plan), all non-qualified stock options granted to such person which are vested at the date of such involuntary separation will remain exercisable for a period of 18 months after such involuntary separation, regardless of the period of service of such Section 16 officer or director of the Company (but in no event beyond the termination date of the stock option pursuant to the terms of its original grant); and

(f) Upon a change in control of Office Depot, all options become fully vested and exercisable.

Upon exercise of a SAR, the grantee will receive an amount in cash and/or shares of our common stock equal to the difference between the fair market value of a share of our common stock on the date of exercise and the exercise price of the SAR, multiplied by the number of shares as to which the SAR is exercised.

Restricted Stock. Under the Plan, our Compensation Committee also may award restricted stock subject to conditions and restrictions, and for such duration (which shall be at least twelve months except as other described below), as determined by the Committee in its discretion. Except as otherwise provided by our Compensation Committee, all restrictions on a grantee's restricted stock will lapse immediately prior to a change in control of our Company or at such time as the grantee ceases to be a director, officer or employee of, or otherwise perform services for us or one of our subsidiaries due to death or retirement. Unless our Compensation Committee decides otherwise, if a grantee ceases to serve as a director, officer or employee of, or otherwise perform services for, our Company, all of his or her restricted stock as to which the applicable restrictions have not lapsed will be forfeited immediately.

Performance Awards. Our Compensation Committee may grant performance awards contingent upon achievement of set goals and objectives with respect to specified performance criteria, such as return on equity, over a specified performance cycle, as designated by the Committee. Performance awards may include specific dollar-value target awards, performance units, (the value of which is established by our Compensation Committee at the time of grant) and/or performance shares, the value of which is equal to the fair market value of a share of our common stock on the date of grant. The value of a performance award may be fixed or may fluctuate on the basis of specified performance criteria. The number of shares of our common stock or the amount of cash that can be granted to a participant to satisfy a performance award in any one year cannot exceed 100,000 shares or $2.0 million, respectively.

Except as otherwise provided by our Compensation Committee, in the event of a change in control of our company, or if a grantee ceases to be a director, officer or employee of, or otherwise perform services for, Office Depot or its subsidiaries due to death, or retirement, prior to completion of a performance cycle, the grantee will receive the portion of the performance award payable to him or her based upon the achievement of the applicable performance criteria over the elapsed portion of the performance cycle. If a grantee ceases to be a director, officer or employee of, or otherwise perform services for us or one of our subsidiaries for any other reason prior to completion of a performance cycle, the grantee will become ineligible to receive any portion of a performance award.

Vesting. The terms and conditions of each award made under the Plan, including vesting requirements, will be set forth, consistent with the Plan, in a written document provided to each grantee. Unless our Compensation Committee determines otherwise, no award under the Plan may vest and become exercisable within twelve months of the date of grant; other than immediately prior to a change in control of our Company and in certain other circumstances upon a participant's termination of employment or performance of services as described above.

Transferability. Unless our Compensation Committee determines otherwise, no award made pursuant to the Plan will be transferable otherwise than by will or the laws of descent and distribution, and each award may be exercised only by the grantee or his or her guardian or legal representative.

Amendment and Termination of the Plan. No options may be granted under the Plan after the close of business on September 30, 2007 and the Plan may be terminated by our Board at any time. Our Compensation Committee, with concurrence of the Board, may amend the Plan in its discretion, except that no amendment will become effective without the approval of our shareholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Code or any stock exchange listing requirements.

Certain Federal Income Tax Consequences of the Plan

The following discussion is intended only as a brief summary of the federal income tax rules relevant to options or shares issued under the Plan, as based upon the Code as currently in effect. These rules are highly technical and subject to change in the future. Because federal income tax consequences will vary as a result of individual circumstances, grantees should consult their personal tax advisors with respect to the tax consequences associated with stock options. Moreover, the following summary relates only to grantees' United States federal income tax treatment, and the state, local and foreign tax consequences may be substantially different. Certain Plan participants are residents of foreign countries. These grantees are provided country-specific tax summary information at the time they receive grants under the Plan.

Non-Qualified Options. A grantee does not recognize any taxable income, and we are not entitled to a tax deduction, upon the grant of a non-qualified option. Upon the exercise of a non-qualified option, the grantee recognizes ordinary income (subject to wage and employment tax withholding) equal to the excess of the fair market value of our common stock acquired over the option exercise price. A grantee's basis in the stock received is equal to such stock's fair market value on the date of exercise. We are entitled to a tax deduction equal to the compensation taxable to the grantee.

If a grantee sells our common stock acquired pursuant to the exercise of a non-qualified option, the grantee will recognize capital gain or loss equal to the difference between the selling price of the stock and the grantee's basis in the stock. Capital gains are currently taxed at a maximum rate of 15% in the case of stock held for more than 12 months, and 35% in the case of stock held for not more than 12 months. The capital gain holding period will begin on the exercise date. We are not entitled to any tax deduction with respect to any capital gain recognized by the grantee.

Capital losses on the sale of stock may be used to offset capital gains. If capital losses exceed capital gains, then up to $3,000 of the excess losses may be deducted from ordinary income. Remaining capital losses may be carried forward to future tax years.

Incentive Options. An optionee does not recognize taxable income on the grant or exercise of an incentive option. However, the excess of the stock's fair market value on the exercise date over the option exercise price will be included in the grantee's alternative minimum taxable income and thereby may subject the grantee to an alternative minimum tax. Such alternative minimum tax may be payable even though the grantee receives no cash upon the exercise of his or her incentive option with which to pay such tax.

Upon the disposition of shares of our common stock acquired pursuant to the exercise of an incentive option, if such shares are held for (i) more than one year after the date of exercise, and (ii) more than two years after the grant date (the "Required

Holding Periods"), the grantee recognizes capital gain or loss, as the case may be, measured by the difference between the stock's selling price and the exercise price. We are not entitled to any tax deduction by reason of the grant or exercise of an incentive option, or a disposition of stock received upon the exercise of an incentive option after the Required Holding Periods have been satisfied.

If a grantee disposes of shares of our common stock acquired pursuant to the exercise of an incentive option before the expiration of the Required Holding Periods (a "Disqualifying Disposition"), the difference between the exercise price of such shares and the lesser of (i) the fair market value of such shares upon the date of exercise or (ii) the selling price, will constitute compensation taxable to the grantee as ordinary income. We would be allowed a corresponding tax deduction equal to the amount of compensation taxable to the grantee. If the selling price of the stock exceeds the fair market value on the exercise date, the excess will be taxable to the grantee as capital gain. We are not allowed a tax deduction with respect to any such capital gain recognized by the grantee.

At the present time, it is the intention of our Compensation Committee not to award any further incentive stock options after February 19, 2004 and instead to award only non-qualified stock options.

One Million Dollar Compensation Limit. If a covered employee's total compensation from our Company (including compensation related to options) exceeds $1 million in any given year, such compensation in excess of $1 million may not be tax deductible by us under Section 162(m) of the Code. The "covered employees" for any given taxable year of Office Depot are our Chief Executive Officer and the four other most highly compensated executive officers at the end of the taxable year. Excluded from the calculation of total compensation for this purpose is compensation that is "performance-based" within the meaning of Section 162(m) of the Code. We intend that compensation realized upon the exercise of an option, SAR or a performance award granted under the Plan be regarded as "performance-based" under Section 162(m) of the Code and that such compensation be deductible without regard to the limits of Section 162(m) of the Code.

Vote Required for the Plan Amendment

The affirmative vote of a majority of the votes cast by the holders of shares of Office Depot Common stock represented in person or by proxy at our Annual Meeting is required for approval of the Plan Amendment.

Text of Proposed Plan Amendment

The Amendment to the Plan submitted for your approval is as follows: The first sentence of Section 4 of the Long-Term Equity Incentive Plan is hereby amended as follows:

Subject to adjustments as provided in Section 15, as of any date the total number of shares of Common stock with respect to which awards may be granted under the Plan (the "Shares") shall equal the excess (if any) of 62,068,750 over (i) the number of shares of Common stock subject to outstanding awards under the Plan or the Prior Plans, (ii) the number of shares of Common stock in respect of which options and stock appreciate rights have been exercised under the Plan or the Prior Plans, and (iii) the number of shares of Common stock issued pursuant to performance awards or issued subject to forfeiture restrictions which have lapsed under the Plan or the Prior Plans.

Your Board of Directors Recommends a Vote FOR Item Number 2 on your Proxy Card, Amending Our Long-Term Equity Incentive Plan.

Item 3: Ratifying Our Audit Committee's Appointment of Deloitte & Touche LLP as Our Independent Accounting Firm

Information About Our Independent Accountants

In accordance with the provisions of the Sarbanes-Oxley Act of 2002 ("SOA"), the Audit Committee of our Board has appointed the certified public accounting firm of Deloitte & Touche LLP ("Deloitte") as independent accountants to audit our consolidated financial statements for the fiscal year ending December 25, 2004. Deloitte has audited our consolidated financial statements each year since 1990. Representatives of Deloitte will be present at our Annual Meeting with the opportunity to make a statement if they desire to do so, and they will be available to respond to appropriate questions from shareholders. Although our Audit Committee already has appointed Deloitte as our independent accountants for 2004 and the vote of our shareholders is not required, we request that the shareholders nevertheless ratify this appointment. Regardless of the vote of the shareholders, our Audit Committee's decision to appoint Deloitte as our independent accountants for 2004 will not be changed, but our Audit Committee may take into consideration the vote of our shareholders on this matter in selecting independent accountants to serve as our outside auditors in future years.

Audit & Other Fees

The aggregate fees billed by our independent accountants for professional services rendered in connection with (i) the audit of our annual financial statements set forth in our Annual Report on Form 10-K for the fiscal years ended December 28, 2002 and December 27, 2003, and (ii) the review of our quarterly financial statements set forth in our Quarterly Reports on Form 10-Q for each of our fiscal quarters during 2002 and 2003, as well as fees paid to our audit firm for audit-related work, tax compliance, tax planning and other consulting services are set forth below.

Audit & Other Fees Paid to Deloitte & Touche LLP	2002	2003
Audit Fees	$1,641,000	**$2,664,000**
Audit Related Fees (as defined under the Sarbanes-Oxley Act of 2002)	**See footnote below	**1,234,977**
Tax Compliance Fees	**See footnote below	**685,932**
Tax Planning Fees	1,973,000**	**1,004,666**
All Other Fees*	6,201,000	**1,168,892**
Total Fees	$9,815,000	**$6,758,467**
Ratio of Audit Fees, Audit Related Fees and Tax Compliance Fees To Total Fees paid to our Audit Firm in the years indicated.**	17%—Audit fees	**67.8%—Audit, Audit-Related and Tax Compliance Fees**
	83%—All other fees**	**32.2%—All other fees (including tax planning fees)**

* On April 15, 2003, our Audit Committee voted unanimously to discontinue the use of Deloitte & Touche LLP for any management consulting services, and to limit the services of our outside accountants to audit work, audit-related work, and tax services, all of which must be preapproved by the Committee. The category "all other fees" includes fees for consulting services in 2003 paid for work instituted prior to this action by our Audit Committee. That consulting work included projects focused on improving merchandising effectiveness and the efficiencies of our transportation and logistics operations.

** Prior to 2003, the Company did not maintain records sufficient to distinguish tax compliance and tax planning fees, so we have included all fees paid in 2002 for tax-related services as if they were for 'tax planning' services. Similarly, prior to 2003, the Company did not maintain records on 'audit-related' fees.

Financial Information Systems Design and Implementation Fees

We did not engage our independent accountants to provide any professional services in connection with (i) operating or supervising the operation of our information system or managing our local area network; or (ii) designing or implementing a hardware or software system that aggregates source data underlying the financial statements or generates information that is significant to the Company's financial statements taken as a whole.

All Other Fees

All audit work performed by Deloitte is approved in advance by our Audit Committee, including the amount of fees due and payable to them for such work. In addition, our Audit Committee also approves all non-audit related work performed by Deloitte in advance of the commencement of such work. Our Audit Committee has delegated to the chairman of the Committee the right to approve such non-audit related assignments between meetings of the Committee, and the Chairman then reports on all such approvals at the next meeting of the Committee, which considers ratification of such approvals by the Committee Chairman. In 2003, all fees paid to Deloitte were approved by our Audit Committee in advance of the performance of work by Deloitte, and no fees were approved after the services were rendered by our accounting firm.

The Audit Committee of our Board has determined that the non-audit services rendered by our independent accountants during our most recent fiscal year are compatible with maintaining their independence.

Your Board of Directors Recommends a Vote FOR Item 3 on Your Proxy Card Ratification of Our Audit Committee's Appointment of Deloitte & Touche LLP as our Independent Accountants

Audit Committee Report

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

The Audit Committee of the Office Depot Board of Directors (the "Committee") is comprised of four independent directors. The responsibilities of the Committee are set forth in its written charter (the "Charter"), which has been adopted by our Board of Directors (the "Board"). A copy of the Charter is attached to this proxy statement as *Appendix B* and also may be obtained from our Company in the manner described elsewhere in this proxy statement.

The duties of this Committee include oversight of the financial reporting process for the Company through periodic meetings with the Company's independent accountants, internal auditors and management of the Company to review accounting, auditing, internal controls and financial reporting matters. Pursuant to the Sarbanes-Oxley Act of 2002 ("SOA"), our Committee has certain other duties, which include the engagement of our independent accounting firm, Deloitte & Touche LLP ("Deloitte"), pre-approval of both audit and non-audit work in advance of Deloitte's commencing such work and other obligations as imposed by SOA. Pursuant to applicable provisions of SOA, we have delegated to our Chairman, Michael Myers, the authority to pre-approve engagements of Deloitte between meetings of our Committee, provided that he reports to us at each meeting on pre-approvals since the date of our last Committee meeting. Our Board has determined that Mr. Myers is an "audit committee financial expert" under the regulations of the SEC promulgated pursuant to authority granted to it under SOA. Mr. Myers' qualifications are detailed in his biographical information set forth earlier in this Proxy Statement. In addition, in accordance with listing standards of the New York Stock Exchange (the "Exchange"), our Board has determined that each member of our Audit Committee is financially literate as required by such listing standards.

During fiscal year 2003, this Committee met seven times, four times in person and three times by telephonic communication prior to the release of quarterly earnings information (one review of earnings information took place at a regular meeting of the Committee). The Company's senior financial management and independent and internal auditors were in attendance at all such meetings. At each such meeting held in person, this Committee conducted a private session with the management of our Internal Audit Department as well as the external, independent accountants, without the presence of management.

The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including particularly its senior financial management, to prepare financial statements with integrity and objectivity and in accordance with generally accepted accounting principles, and relies upon the Company's independent accountants to review or audit, as applicable, such financial statements in accordance with generally accepted auditing standards.

We have reviewed and discussed with senior management the Company's audited financial statements for the fiscal year ended December 27, 2003, included in the Company's 2003 Annual Report to Shareholders. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.

In discharging our oversight responsibility as to the audit process, we have discussed with Deloitte, the Company's independent accountants, the matters required to be discussed by SAS 61 (Communications with Audit Committees). SAS 61 requires our independent accountants to provide us with additional information regarding the scope and results of their audit of the Company's financial statements, including: (i) their responsibilities under generally accepted auditing standards, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant accounting adjustments, (v) any disagreements with management and (vi) any difficulties encountered in performing the audit.

We have obtained from Deloitte a letter providing the disclosures required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) with respect to any relationship between Deloitte and the Company that in their professional judgment may reasonably be thought to bear on independence. Deloitte has discussed its independence with us, and has confirmed in its letter to us that, in its professional judgment, it is independent of the Company within the meaning of the United States securities laws.

Based upon the foregoing review and discussions with our independent and internal auditors and senior management of the Company, we have recommended to our Board that the financial statements prepared by the Company's management and audited by its independent accountants be included in the Company's 2003 Annual Report to Shareholders, and that such financial statements also be included in the Company's Annual Report on Form 10-K, for filing with the United States Securities & Exchange Commission. The Committee also has appointed Deloitte as the Company's independent accounting firm for 2004.

As specified in the Charter, it is not the duty of this Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. These are the responsibilities of the Company's management and independent accountants. In discharging our duties as a Committee, we have relied on (i) management's representations to us that the financial statements prepared by management have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles and (ii) the report of the Company's independent accountants with respect to such financial statements.

Presented by the members of the Audit Committee:

Michael J. Myers (Chair)
Lee A. Ault, III, Member
Brenda J. Gaines, Member
James L. Heskett, Member

Response to Shareholder Action Taken at Our 2003 Annual Meeting

There are no proposals from our shareholders to be presented at our 2004 Annual Meeting.

At our Annual Meeting in 2003, our shareholders approved the following resolution:

Resolved, That the shareholders of Office Depot, Inc. (hereinafter "the Company") request the Board of Directors to redeem the shareholder rights plan that was adopted in 1996 unless such plan is approved by a majority vote of shareholders to be held as soon as may be practicable.

In response to this Resolution, our Corporate Governance & Nominating Committee, together with management and our outside legal counsel, carefully reviewed our Shareholder Rights Plan (the "Plan"), and in November 2003, we filed with the SEC a revised Plan, which we believe is responsive to our understanding of the aspects of the Plan which certain of our shareholders found objectionable. The following excerpt from our Form 8-K/A, filed at that time, describes the principal modifications made to the Plan:

In the event (x) the Corporation receives a "Qualifying Offer," meaning an offer which (among other things) (i) is for all of the Corporation's Common Stock, (ii) consists of cash and/or marketable securities, (iii) includes a firm commitment letter from an established financial institution stating that the offeror has the money to pay any cash included in the offer, (iv) has a non-waivable condition that the offeror must own at least two-thirds of the Corporation's Common Stock after the consummation of the offer, (v) stays open for at least 60 business days and is extended in the event of a price increase or a competing offer, (vi) commits the offeror to buying all other shares of the Corporation Common Stock at a prices not less than the original offer, and (vii) if the original offer is unsuccessful, prohibits the original offeror from making another offer for the Corporation's equity securities for 6 months, unless a subsequent Qualifying Offer which is at least 10% higher than the original offer is made by an unrelated third party, and (y) the Corporation receives a Special Meeting Notice from the holders of at least 10% of the shares of Common Stock then outstanding (other than the shares of Common Stock held by the Person making the Qualifying Offer and such Person's affiliates and associates), then the Corporation's Board of Directors is required to call a special stockholder meeting the purpose of which is to allow the stockholders to vote on a resolution to redeem the Rights Agreement (a "Special Meeting").

In the event that the Special Meeting is not held on or prior to the sixtieth (60th) day following receipt of the Special Meeting Notice (the "Outside Date") or if, at the Special Meeting, the holders of a majority of the shares of Common Stock outstanding as of the record date for the Special Meeting selected by the Board of Directors of the Corporation shall vote in favor of the redemption resolution and provided that no person or entity has become an Acquiring Person prior to the redemption date referred to below, then all of the Rights shall be deemed redeemed by such failure to hold the Special Meeting or such shareholder action, as the case may be, at the Redemption Price, effective as of the close of business on the tenth (10th) business day following the Outside Date (if the Special Meeting is not held on or prior to such date) or the date on which the results of the vote on the redemption resolution at the Special Meeting are certified as official, as the case may be. Immediately upon redemption of the Rights, the ability of holders to exercise the Rights will terminate and the only rights of such holders will be to receive the Redemption Price.

In addition, our Board also amended the Plan to delete certain so-called 'continuing director' provisions and also certain special purpose provisions which were no longer applicable to the Company.

Please see a copy of our Form 8-K/A, filed with the SEC, for additional details.

We believe that the actions of our Board were meaningfully responsive to the sentiments of our shareholders, as expressed at the 2003 Annual Meeting.

Stock Ownership Information

Our Largest Shareholders; Ownership by Our Directors and Executive Officers

We have provided a stock ownership table below that contains certain information about shareholders whom we believe are the "beneficial" owners of more than five percent (5%) of our outstanding common stock, as well as information regarding stock ownership by our directors and our "NEO's" and our directors and executive officers as a group. Except as described below, we know of no person that beneficially owns more than 5% of our outstanding common stock, based solely upon filings on Forms 13G, filed with the SEC.

Except as otherwise noted below, each person or entity named in the following table has the sole voting and investment power with respect to all shares of our common stock that he, she or it beneficially owns.

Name of Beneficial Owner (As of December 31, 2003)	Beneficial Ownership	Percent of Class (Less than 1% not shown)
Capital Research and Management Company[1]		
333 South Hope Street, Los Angeles, California 90071	18,150,000	5.8%
FMR Corp.[2]		
82 Devonshire Street, Boston, Massachusetts 02109	20,906,716	6.7%
Fidelity Management & Research Company	20,213,240[3]	6.455%
Fidelity International Limited	106,300[4]	0.034%
Fidelity Management Trust Company	586,928[5]	0.187%
Strategic Advisers, Inc.	248[6]	0.000%
Harris Associates LP[7]		
Two North LaSalle Street, Suite 500, Chicago, IL 60602	19,703,262	6.29%
Oppenheimer Capital LLC[8]		
1345 Avenue of the Americas, 49th Floor, New York, NY 10105	17,723,321	5.7%
Putnam, LLC d/b/a Putnam Investments[9]		
One Post Office Square, Boston, MA 02109	18,300,237	5.8%
(Board of Directors and Named Executive Officers*)		
Lee A. Ault III	72,575	
Neil R. Austrian	217,647	
Cynthia R. Cohen	77,568	
David I. Fuente	1,973,128	
Brenda J. Gaines	9,375	
Bruce S. Gordon	9,375	
Scott Hedrick	149,333	
James L. Heskett	81,125	
Michael J. Myers	136,019	
Bruce Nelson	2,256,177	
Frank P. Scruggs, Jr.	64,125	
Peter J. Solomon	243,096	
Jerry Colley	342,812	
Rolf van Kaldekerken	175,837	
Charles E. Brown	247,728	
David C. Fannin	200,396	
All Directors and Executive Officers as a Group (23 Persons in Total)	7,135,956	2%

* Includes shares of common stock subject to options which are exercisable within 60 days of March 10, 2004. See table below for detail.

(1) The information about Capital Research and Management Company ("Capital") is as of December 31, 2003 and was derived from an SEC filing by Capital. Capital is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and reported that it acts as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 and is deemed to have sole dispositive power over 18,150,000 shares but does not have sole or shared voting power with respect to such shares.

(2) The information about FMR Corp. ("FMR") is as of December 31, 2003 and was derived from an SEC filing by FMR, Edward C. Johnson 3d, Chairman of FMR, and Abigail P. Johnson, a director of FMR. FMR, on behalf of its direct and indirect subsidiaries, Fidelity Management & Research Company, Fidelity International Limited, Fidelity Management Trust Company and Strategic Advisers, Inc., reported that these entities have sole dispositive power over 20,906,716 shares and sole voting power over 693,476 shares.

(3) Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR, acts as investment advisor to various investment companies (the "Funds") that hold these shares. Mr. Johnson and FMR (through control of Fidelity and the Funds) each is deemed to have sole dispositive power over 20,213,240 shares and no voting power over these shares as the Funds' Boards of Trustees have sole power to vote these shares.

(4) Fidelity International Limited ("FIL"), in which Mr. Johnson and members of his family control approximately 40% of the voting stock, provides (with various foreign based subsidiaries) investment advisory and management services to a number of non-U.S. investment companies and institutional investors. FIL is deemed to be beneficial owner of these shares of common stock and has sole voting and dispositive power over these shares.

(5) Fidelity Management Trust Company ("Fidelity Trust"), a subsidiary of FMR, serves as investment adviser to institutional accounts that hold these shares. Mr. Johnson and FMR (through control of Fidelity Trust) each is deemed to have sole dispositive power over these shares and sole power to vote or direct the voting of 586,928 shares owned by these institutional accounts.

(6) Strategic Advisers, Inc., a subsidiary of FMR, serves as investment advisor to individual accounts that hold these 248 shares. FMR (through its control of Strategic Advisers, Inc.) is deemed to have beneficial ownership of 248 shares of the Company's stock and has sole or shared voting power with respect to securities held by its clients.

(7) The information about Harris Associates LP ("Harris") is as of December 31, 2003 and was derived from an SEC filing by Harris. Harris is a Delaware limited partnership, the General Partner of which is Harris Associates, Inc., a Delaware corporation. Harris reported that it serves as investment adviser to the Harris Associates Investment Trust ("Harris Trust"), that various of Harris's officers and directors are also officers and trustees of Harris Trust, and that Harris Trust owns 13,614,900 shares, which are included as shares over which Harris has shared voting and dispositive power, and thus, as shares beneficially owned by Harris because of Harris's power to manage Harris Trust's investments. Harris reported that it has shared power to vote 19,703,262 shares, sole dispositive power with respect to 6,088,362 shares and shared dispositive power with respect to 13,614,900 shares.

(8) The information about Oppenheimer Capital LLC ("Oppenheimer") is as of December 31, 2003 and was derived from an SEC filing by Oppenheimer. Oppenheimer is a Delaware limited liability company and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and reported that it has sole voting power and sole dispositive power with respect 17,723,321 shares of Office Depot, Inc. under its written guidelines as an investment adviser.

(9) The information about Putnam, LLC d/b/a Putnam Investments ("Putnam") is as of December 31, 2003 and was derived from an SEC filing by Putnam. Putnam made such filing on behalf of itself and its affiliates, Marsh & McLennan Companies, Inc. ("Marsh"), Putnam Investment Management, LLC ("PIM") and The Putnam Advisory Company, LLC ("PAC"). Each of Putnam, PIM and PAC is a Delaware limited liability company. Marsh is a Delaware corporation. Putnam reported that it has shared voting power over 1,341,074 shares and shared dispositive power over 18,300,237 shares. PIM has shared voting power with respect to 744,700 shares and shared dispositive power over 16,646,198 shares, and PAC has shared voting power with respect to 596,374 shares and shared dispositive power over 1,654,039 shares.

Options Exercisable within 60 Days of Record Date

The number of options which are or will be exercisable within 60 days of March 10, 2004 for each person named in the table above and for our Executive Officers and Directors as a group is as follows:

Lee A. Ault III	39,375	Neil R. Austrian	69,375
Cynthia Cohen	75,456	David I. Fuente	1,970,211
Brenda Gaines	9,375	Bruce S. Gordon	9,375
Scott Hedrick	80,183	James L. Heskett	73,125
Michael J. Myers	101,250	Bruce Nelson	2,127,056
Frank P. Scruggs, Jr.	61,875	Peter J. Solomon	101,250
Charles E. Brown	206,249	Jerry Colley	333,334
Rolf van Kaldekerken	175,836	David Fannin	180,799
All Executive Officers and Directors as a Group (Twenty-three (23) Persons)			6,416,582

Executive Compensation

The following table provides a summary of the annual and long-term compensation which we paid to (or deferred for): (i) our Chairman of the Board and Chief Executive Officer, and (ii) the four other most highly compensated persons who were serving as executive officers of our Company at the end of fiscal 2003, (collectively referred to herein as the "Named Executive Officers" or "NEOs") for services rendered during the 2001, 2002 and 2003 fiscal years.

Summary Compensation Table

			Annual Compensation		Long-Term Compensation Awards Awards & Payouts[1]			
Name	Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $[2]	Restricted Stock Awards $[3]	Securities Underlying Options#	All Other Compen-sation$[4]
Bruce Nelson	Chairman and	2003	1,000,000	0	74,070	—	575,000	1,840,740
	Chief Executive	2002	1,000,000	1,866,667	84,197	—	825,000	4,094,522
	Officer	2001	1,000,000	1,000,000	69,210	—	1,000,000	1,050,427
Jerry Colley[5]	President, North	2003	530,000	0	17,559	—	150,000	249,820
	American Stores	2002	530,000	643,067	33,450	—	150,000	11,702
		2001	432,690	325,000	—	—	250,000	135,085
Rolf Van Kaldekerken[6][7]	President, Office Depot Europe &	2003	508,500	315,000	88,080	—	150,000	91,392
	Viking Europe	2002	470,000	584,220	99,513	—	150,000	67,963
		2001	366,972	238,532	—	—	100,000	—
Charles E. Brown[7]	Executive Vice	2003	450,000	250,000	90,181	—	58,750	199,106
	President &	2002	450,000	504,000	65,348	—	58,750	18,563
	Chief Financial Officer	2001	351,923	255,000	—	358,800	100,000	5,444
David C. Fannin[7]	Executive Vice	2003	400,000	150,000	190,326	—	58,750	122,877
	President &	2002	400,000	425,600	81,912	—	58,750	123,093
	General Counsel	2001	400,000	240,000	0	—	50,000	135,442

(1) There were no long-term incentive plan payouts to any of the Named Executive Officers in any of the years listed.

(2) Amounts of Other Annual Compensation shown (only categories that account for 25% or more of total perquisites for each such officer are detailed) for 2003 include a profit-sharing payment to Mr. Nelson of $44,305 and Mr. Nelson's car allowance of $24,000. Mr. van Kaldekerken's amount also reflects a European housing allowance of $34,794. For Messrs. Brown and Fannin, also shown are matching amounts paid into their DCP 401(k) Shadow Plan accounts of $20,466 and $54,693, respectively.

(3) The fair market value at fiscal year-end 2003 for restricted shares held by Mr. Brown was $660,800 (40,000 shares granted 2001).

(4) "All Other Compensation" amounts for 2003 include: For Mr. Nelson, vesting of deferred matching bonus amount awarded in 2001 of $750,000; vesting of a 50,000 shares restricted stock awarded in 1999 in the amount of $816,250 (based on FMV of ODP stock on vesting date); $228,594 for split dollar life insurance, and an amount for personal use of corporate aircraft of $45,896. For Mr. Colley, vesting of deferred matching bonus award in 2001 in the amount of $243,750 and $6,070 for split dollar life insurance. For Mr. Brown, vesting of deferred matching bonus award in 2001 in the amount of $191,250 and $7,856 for split dollar life insurance. For Mr. Fannin—$122,877 for split dollar life insurance. Mr. van Kaldekerken received contributions to a non-split dollar insurance plan in Europe in the amount of $91,392.

(5) Mr. Colley joined our Company in February 2001.

(6) Mr. van Kaldekerken's cash compensation is paid in Euros. The translation to U.S. Dollars is based upon the exchange rate in effect as of December 31, 2003.

(7) While no bonuses were earned under our 2003 Bonus Plan, certain discretionary recognition awards were granted by the Compensation Committee of the Board to certain of our Executives. For all other purposes in this Proxy Statement, these payments are treated as bonus payments.

Option Grants In Last Fiscal Year

The following table sets forth information with respect to all options granted in fiscal 2003 to the Named Executive Officers.

NAME	Number of Securities Underlying Options	Percentage of total Options Granted to Employees in Year	Exercise or Base Price ($/share)	Grant Date	Expiration Date	Grant Date Present Value[1] ($)
Nelson	200,000	3.52%	11.485	2/14/2003	2/14/2013	902,860
	375,000[2]	6.60%	11.485	2/14/2003	2/14/2010	1,692,863
Colley	75,000	1.32%	11.485	2/14/2003	2/14/2013	338,573
	75,000[2]	1.32%	11.485	2/14/2003	2/14/2010	338,573
Van Kaldekerken	75,000	1.32%	11.485	2/14/2003	2/14/2013	338,573
	75,000[2]	1.32%	11.485	2/14/2003	2/14/2010	338,573
Brown	40,000	0.33%	11.485	2/14/2003	2/14/2013	180,572
	18,750[2]	0.70%	11.485	2/14/2003	2/14/2010	84,643
Fannin	40,000	0.33%	11.485	2/14/2003	2/14/2013	180,572
	18,750[2]	0.70%	11.485	2/14/2003	2/14/2010	84,643

(1) The Black-Scholes option-pricing model was used to determine the grant date present value of the stock options granted in 2003 by the Company to the persons listed above. The hypothetical values shown were calculated based upon the following assumptions: For all, the volatility rate is equal to 40%, and the dividend yield (representing the current per-share annualized dividends divided by the annualized fair market value of the common stock) is equal to 0%. The risk-free interest rate is 3.2%, based on the interest rate of a U.S. Treasury zero-coupon bond on the date of grant, with a maturity corresponding to the estimated time until exercise. The values do not take into account risk factors such as non-transferability or risk of forfeiture.

(2) Indicates "performance-accelerated stock options," which have a longer vesting schedule than traditional stock options, unless certain performance parameters by our Company are achieved, in which event these options can vest earlier than their scheduled vesting date.

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

The following table shows you information about all options exercised by our Named Executive Officers in fiscal 2003 and the year-end value of unexercised options held by our Named Executive Officers.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End[1]	
Name	Shares Acquired on Exercise (#)	Value Realized($)	(#) Exercisable	(#) Unexercisable	($) Exercisable	($) Unexercisable
Nelson	0	0	1,982,854	1,791,668	8,684,314	2,707,047
Colley	66,666	486,328	100,000	383,334	217,250	1,948,255
Van Kaldekerken	129,166	910,015	92,502	270,834	13,556	867,317
Brown	100,833	896,541	162,916	118,751	153,972	432,506
Fannin	34,617	361,659	137,466	102,084	476,105	387,005

(1) In accordance with SEC rules, values are calculated by subtracting the exercise price from the fair market value of the underlying common stock. For the purpose of calculating the values in this table, the fair market value is deemed to be $16.52 per share, the average of the high and low prices reported for NYSE transactions on December 26, 2003. The "Value of Unexercised, In-the-Money Options at Fiscal Year-end," unlike figures in the "Value Realized" column, has not been, and may never be realized. The actual gain, if any, on exercise, will depend upon the value of the Company's common stock on the date of such exercise.

Long-Term Incentive Plans—Awards In Last Fiscal Year

Name	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Plan (In Numbers of Shares)(1) Threshold (# of Shares)	Target (# of Shares)	Maximum (# of Shares)
Nelson	35,000	3 years	17,500	35,000	52,500
Colley	18,000	3 Years	9,000	18,000	27,000
Van Kaldekerken	15,000	3 Years	7,500	15,000	22,500
Brown	15,000	3 Years	7,500	15,000	22,500
Fannin	12,000	3 Years	6,000	12,000	18,000

(1) All awards are pursuant to the Company's Performance Shares Plan (the "Plan"), approved by the Shareholders at the 2002 Annual Meeting. Pursuant to this Plan, select managers are awarded units in the Plan, which provides for an award of a specified number of shares of the Company's stock provided that our Company meets or exceeds certain performance criteria established by our Compensation Committee. If the Company fails to meet the specified criteria, participants may receive as little as zero shares, or if it substantially exceeds those criteria, up to 150% of the base award amount. Each such Plan is a closed plan, established at the beginning of a three-year performance cycle and ending at the end of such three-year performance cycle. Each year, our Compensation Committee considers whether to establish such a Plan, the participants in the Plan and the measurement criteria to be utilized to determine awards pursuant to the Plan. The Committee did establish such a plan in 2003, and the performance shares awarded are indicated above.

Loans to Executive Officers of the Company

Prior to enactment of the Sarbanes-Oxley Act in July 2002, the Company made a loan, in 1997, to its now-President Europe, Rolf van Kaldekerken, in the amount of $322,114*. The loan bears interest at the rate of 6% per annum (payable interest only each year), is secured by a mortgage on Mr. van Kaldekerken's personal residence and is repayable either upon Mr. van Kaldekerken's departure from the Company, or sale of his personal residence. There is no provision for earlier repayment, other than a voluntary repayment by Mr. van Kaldekerken. This loan will not be renewed or extended.

Office Depot, Inc. has ceased making any loans of any type to executive officers for any purposes whatsoever and no longer will extend or maintain credit to, or renew any extension of credit, in the form of a personal loan, to or for the benefit of any of its executive officers or directors.

* Calculated on the balance due on a loan now denominated as 255,646 euros, translated to U.S. dollars at the year-end conversion of $1.26 to the euro.

CEO Compensation

Employment Agreement. Effective December 29, 2001, we entered into a new Employment Agreement with Bruce Nelson (the "Employment Agreement") to serve as Chairman of the Board and Chief Executive Officer. The Employment Agreement amends, restates and supersedes certain prior agreements with Mr. Nelson. Mr. Nelson first became CEO on July 17, 2000. Under the terms of the Employment Agreement, we have agreed to employ Mr. Nelson through at least December 31, 2004. The Employment Agreement provides for automatic renewal for a period of one year (and from year to year thereafter) unless and until either Mr. Nelson or our Company notifies the other, in writing, at least six months prior to the end of the Employment Term (initially December 31, 2004), that he or it does not wish to renew the Employment Agreement.

Salary and Bonus. As of December 29, 2001, the date of the Employment Agreement, Mr. Nelson's base salary was $1,000,000 per year. There has been no increase in Mr. Nelson's base salary subsequent to that date. The Agreement provides that Mr. Nelson's salary will be reviewed annually by our Compensation Committee and may be increased, but not decreased. Under the Agreement, Mr. Nelson also will participate in our Executive Officer Bonus Plan ("Bonus Plan"). Under this Plan, our Compensation Committee establishes annual performance targets for our CEO. We intend these performance targets to qualify as incentive compensation under Section 162(m) of the Internal Revenue Code, insofar as that is possible. Mr. Nelson's bonus, if any, is primarily tied to earnings per share of the Company. For 2002 and subsequent years under the Employment Agreement, Mr. Nelson is eligible to achieve a bonus up to 200% of his base salary for achieving the "maximum" level of performance. His "minimum" bonus level (provided our Company's performance in a given year qualifies for any bonus payment) is 70% of base salary, and his "target" bonus is 100% of base salary. Mr. Nelson did not receive a bonus for 2003.

Stock Options. In connection with entering into the new Employment Agreement as of December 29, 2001, our Compensation Committee provided Mr. Nelson with a total grant of one million stock options. 750,000 of these stock options have a grant date of December 20, 2001 and the remaining 250,000 have a grant date of January 2, 2002. All of these stock options vest in full on December 31, 2004, provided Mr. Nelson remains with our Company through such date, and are subject to earlier vesting in the event of a change in control of our Company, his death or disability, his termination without Cause or his resignation for "good reason"—all as such terms are defined in the Agreement. This one million-share grant has the feature of premium pricing. The exercise price for these stock options is 125% of the market price on the date of grant, which means that these options will not have realizable value to Mr. Nelson until the stock price increases substantially above the 2002 year-end closing price. These premium-priced stock options have an extended exercise period of three (3) years, regardless of whether Mr. Nelson remains employed by our Company during that period of time. Mr. Nelson received 575,000 stock option grants during 2003, in the regular course of stock option grants made to our executives by our Compensation Committee.

Change in Control Agreement. Mr. Nelson and our Company also are parties to a Change in Control Agreement, under the terms of which Mr. Nelson is entitled, upon a Change in Control of our Company, coupled with certain other events specified in the agreement, to a sum equal to three times the sum of his annual base salary at the time of the change in control plus his highest annual bonus during the period preceding the change in control. Mr. Nelson would also be entitled to the continuation of his benefits for a period of three years and certain other benefits.

Other Benefits. Mr. Nelson receives certain additional benefits under the terms of his Employment Agreement, which are generally comparable to our benefits for all executive management employees. Mr. Nelson and his spouse are entitled to health insurance coverage for their lifetimes.

Termination. If we terminate Mr. Nelson's employment "without cause" or Mr. Nelson quits for "good reason," as defined in the Employment Agreement, then he is entitled to receive his base salary through the second anniversary of his termination date; a pro rata portion of his bonus; the vested and accrued amounts under his incentive plans, health and welfare plans, deferred compensation plans and other benefit plans; and insurance benefits for him and his family through the second anniversary of his termination date (to the extent he and his family participated in these benefits prior to the termination) and vesting of the deferral account and stock options referred to above.

Employment Agreements with Other Named Executive Officers

We have Employment Agreements with each of our other Named Executive Officers. Each of these "Executive Employment Agreements" is substantially similar to the others. Each provides for a base salary which may be increased, but not reduced, and further provides that the executive will be entitled to participate in our bonus plan and other benefit plans. All of these Executive Employment Agreements are one-year "evergreen" agreements, which automatically renew each year unless either party notifies the other at least six (6) months in advance of expiration that it does not wish the agreement to be extended for an additional year. The Executive Employment Agreements also contain confidentiality, non-compete and non-solicitation provisions. All of our Named Executive Officers also are parties to Change in Control Employment Agreements ("CIC Agreements"). The purpose of the CIC Agreements is to assure the continued dedication of these executives, notwithstanding the possibility, threat or occurrence of a change in control ("CIC"). In the event of a CIC, each of these executives will be entitled to certain employment rights, including: (i) a minimum annual base salary and bonus; (ii) participation rights in our incentive, savings, retirement and welfare benefit plans; and (iii) certain payments and other benefits upon termination of employment.

Compensation Committee Report on 2003 Executive Compensation

The following report of the Compensation Committee and the Performance Graph shall not be deemed to be incorporated by reference by any general statement incorporating all or any portion of this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent we specifically incorporate this information by reference.

What is our Philosophy of Executive Compensation?

Our compensation philosophy is to design and implement compensation practices that motivate employees to enhance shareholder value. Our compensation practices are designed to attract, motivate and retain key personnel by recognizing individual contributions as well as the achievement of specific predetermined goals and objectives, primarily through the use of "at risk" compensation strategies. Our compensation program for executive officers consists of five (5) main components:

(i) competitive base salaries,

(ii) annual cash incentives based on our overall Company performance under our bonus plans;

(iii) stock option awards intended to encourage the achievement of superior results over time and to align executive officer and shareholder interests; and

(iv) for our most senior executive officers, including our Chairman and Chief Executive Officer, our Division Presidents and our Executive Vice Presidents, (a) performance accelerated stock options and (b) performance shares.

The second, third and fourth components constitute "at risk" or "performance based" elements of each executive's total compensation.

Base Salary. Our Compensation Committee determines base salaries for executive officers utilizing market survey data which focuses on other high performance and specialty retail companies. A number of the companies included in the comparison base are included in the S&P Retail Stores Composite and in the S&P 500. The Committee generally considers the median level of the executive market for comparably sized companies within these surveys in determining executive base pay levels.

Salary Adjustments in 2003. The 2004 base salary for Bruce Nelson, our Chairman and Chief Executive Officer, will remain the same as his base salary in 2003. Salaries for Mr. van Kaldekerken will increase to $630,000* and for Mr. Brown to $525,000 in 2004. As a group, the base salaries of our NEOs increased by 6.8% for 2004 over 2003 levels.

* Note that Mr. van Kaldekerken is paid in euros rather than dollars. The noted salary for 2004 reflects a euro-denominated salary of 500,000 euros, which translates to $630,000 at an exchange rate of $1.26 as of December 31, 2003.

Annual Bonus. The bonus compensation of our executive officers is generally determined pursuant to our bonus plans, which provide for cash awards to eligible participants, based upon objectives determined each year. The objectives of our bonus plans are to enhance shareholder value by rewarding employees for the attainment of financial objectives and for the attainment of specific work unit and individual goals linked to specified strategic elements of the business. Our Company utilizes a bonus plan formula which our shareholders approved at the 2002 Annual Meeting. By extending annual bonuses deep into the organization, we seek to motivate all managerial employees to help achieve our profit objectives and other key strategic initiatives. Awards under our Bonus Plan are expressed as a percentage of base salary earnings. Awards to executive officers are a function of the participant's level of responsibility and our Company's overall financial performance for a given year. Awards to other management employees under our Bonus Plan are also based on achievement of individual performance objectives.

Under our Bonus Plan, performance is measured in connection with attainment of specific financial objectives (including earnings per share) and may also be based on individual goals, where appropriate, that are established by the participant and his or her immediate supervisor. Our Chairman and Chief Executive Officer, as well as our other Executives are measured in connection with attainment of specific objectives based on one or more of the following measurements: EPS, TSR, RONA, ROI, relative performance against a peer group or other measure, or some other criterion established by the Compensation Committee of our Board of Directors at or near the beginning of each year* pre-tax earnings, net earnings, earnings per share, return on net assets and return on equity. The Bonus Plan allows our Compensation Committee to adjust these measurements under certain circumstances. Our Compensation Committee approves the goals set for and awards to our Chairman and Chief Executive Officer, our Group Presidents, and our Executive Officers under our Bonus Plan. This emphasis on "at risk" compensation is consistent with our compensation philosophy and supports continued creation of shareholder value.

In order to ensure the eligibility for deduction of annual bonus payments (where the recipient's total income exceeds $1 million), under Section 162(m) of the Code, it is necessary that our shareholders periodically approve the overall bonus plan of our Company. Our current Bonus Plan was approved by our shareholders at the Annual Meeting in 2002.

* EPS=earnings per share; TSR=total shareholder return, measured as the increase in stock price (plus any dividends paid on the company's shares) over a period of time, whether or not compared to the increase in stock price (plus dividends) of other comparable companies; RONA=total return on net assets of our Company; and ROI=total return on investment of our Company.

Performance Shares. Prior to December 31, 2001, we had in place a compensation program for certain senior executives which permitted certain of such executives to receive a matching bonus payment, deferred until a specified future date, and dependent upon the executive's remaining with our Company through that future date. This plan was discontinued in fiscal year 2002 and replaced by a program of granting Performance Shares to certain of our senior executives. These shares of stock are essentially awards of restricted stock, having a three-year "cliff vesting" provision. Performance Shares will vest only if our Company's TSR exceeds the return of a group of peer companies, which our Committee has selected and designated. Most of these comparison companies are in the retail sector. The purpose of our Performance Share program is to further incentivize those senior executives who are most in a position to influence the future success of our Company to outperform our competition in terms of return to our shareholders. We view this new program as a further alignment of the interests of our executive management team with the interests of our shareholders. It is the intention of our Committee to institute a similar three-year Performance Share program at the beginning of future years. Each such program will have its own three-year performance measurement cycle, peer group and list of participants. Once a performance cycle is in place, there will not be any change in the measurement criteria, peer group companies (other than due to peer group bankruptcies) or participants.

Bonus Awards in 2003. For 2003, potential Bonus awards to our executive officers were based on earnings per share. None of our executive officers earned a bonus in 2003 under the Bonus Plan. However, our Company did elect to make certain recognition awards to certain executive officers and other employees, for extraordinary performance in connection with certain key initiatives of our Company. Among our Named Executive Officers, Messrs. van Kaldekerken, Brown and Fannin received such recognition payments, as set forth in the Summary Compensation Table above, primarily in connection with work done in the acquisition and integration of Guilbert, S.A. in 2003. Neither Mr. Nelson nor Mr. Colley received a recognition award.

Stock Based Incentive Program—Stock Options. The objective of stock option awards is to motivate grantees to maximize our long-term growth and profitability. Grantees can realize value from options granted only if our stock price increases after the date on which such options are granted, because the exercise price of options granted must be at least equal to the fair market value of our stock on the date of grant. The award of options thus aligns the long-range interests of the grantees with those of our shareholders. Grants of options are generally made annually. The Compensation Committee determined the grant levels for awards to our Chairman and Chief Executive Officer and our other executive officers after taking into consideration prior year's grants, the organizational impact of the participant and the level of emphasis we placed on participant retention. Stock option awards below the executive officer level are a function of position within the organization.

In granting stock options in 2003, the Compensation Committee took into account the turn around efforts with which our officers were charged, and accordingly granted stock options to incentivize our management team to continue its good work in revitalizing the Company. To keep our Company competitive for top management talent, we believe our stock option program must remain viable by granting sufficient numbers of new stock options to keep our valued management talent incentivized and motivated to continue with our Company and to excel in future performance.

Performance-Accelerated Stock Options. Beginning in 2002, we instituted a new program of compensation for our executive officers, which added performance-accelerated stock options and performance shares to the traditional stock option element of their overall compensation. These compensation programs are intended to further align the interests of our executives with the interests of our shareholders, and to be responsive to various positions voiced by shareholders over the past couple of years. As approved by our shareholders in 2002, the amendments to our Option Plan are used by this Committee to provide a reduced number of traditional stock options ("TSO's") to our Chairman and CEO, Division Presidents and Executive Vice Presidents, along with a number of performance-accelerated stock options ("PSO's"). Generally speaking, the more senior the executive officer, the more heavily weighted are his or her stock options in favor of PSO's rather than TSO's. PSO's have a significantly longer vesting schedule than TSO's (5 years versus 3 years), and a shorter option life (7 years versus 10 years), but the PSO's may vest significantly earlier if the Company's share price reaches certain performance levels prior to the five-year vesting period.

Value of Stock Options Awarded in 2003. Based on the Black-Scholes option-pricing model, the present value at date of grant of Mr. Nelson's 2003 stock options represented approximately 72.2% of his total 2003 compensation of $3,595,723, as measured by salary, bonus, and present value of stock options granted in 2003. Since he did not receive a bonus payment for 2003, Mr. Nelson's total "at risk" portion of his compensation (consisting of stock options plus his annual bonus (which was zero)) also represented approximately 72.2% of his compensation in 2003 as measured by salary, bonus, and stock options. Stock option awards granted to our other NEO's for 2003 (as a group) represented approximately 41.99% of their 2003 compensation as measured by salary, bonus, and stock options. The total "at risk" portion, annual bonus and stock options for our other NEO's represented approximately 58% of their 2003 compensation as measured by salary, bonus, and stock options.

Deferred Compensation Plan. Our executive officers and other key employees are permitted to defer up to 25% of their base salaries and up to 100% of their bonuses under the Office Depot, Inc. Officer Deferred Compensation Plan. Deferrals may generally be made for any period of time selected by the executive, but we have the right to further defer payouts under the plan in order to avoid exceeding the $1 million limit on executive compensation under Section 162(m) of the Code. Although the plan allows us to make additional matching deferrals and incentive contributions at our discretion, no such contributions were made under the plan for 2003.

Split Dollar Life Insurance. Effective April 1995, we provided certain of our executive officers the opportunity to purchase whole life insurance policies, with the premiums paid by us. If our assumptions regarding mortality, dividends and other factors are realized, we will recover all of our payments for premiums either from death benefits or from the executive, if the policy is transferred to the executive. Messrs. Nelson, Colley, Brown and Fannin have all been beneficiaries of this program. Mr. van Kaldekerken participates in a different insurance program in Europe. Effective January 1, 2004, our Company discontinued the split dollar life insurance plan for those executives in North America who were participants in the plan. In consideration for surrendering these policies to the Company, we paid the following amounts to our CEO and other senior executives: Mr. Nelson—$480,000; Mr. Colley—$80,000; Mr. Brown—$96,000; Mr. Fannin—$140,000. These amounts were determined based upon the amount of death benefit provided to the various executives and the estimated time remaining to their normal retirement age. They will be reflected in the Summary Compensation Table in our 2005 proxy statement. We also provided to each such executive a 'gross-up' payment to offset income taxes payable by them in connection with the payments made to them in surrender of the split dollar life insurance policies. Henceforth, the Company does not intend to maintain any program of split dollar life insurance. It will maintain a program of group term life insurance for all senior executives.

Executive Management Deferred Compensation Plan. We have implemented the Executive Management Deferred Compensation Plan (a non qualified retirement savings plan) to provide our executive officers and other management and sales executives the opportunity to defer retirement savings in addition to those amounts which may be deferred under the Office Depot Retirement Savings Plan (401(k) Plan). The Executive Management Deferred Compensation Plan allows us to supplement our matching contributions, which are limited under the Office Depot Retirement Savings Plan (401(k)) pursuant to provisions of the Internal Revenue Code.

Philosophy of Compensation of our Chairman and Chief Executive Officer. Our Employment Agreement with Mr. Nelson, entered into effective December 29, 2001, the date of his becoming our Chairman, as well as CEO, provides him with a base salary at the maximum deductible amount (to the Company) under Section 162(m) of the Code. Salary survey work performed for us by a reputable outside consultant indicates that Mr. Nelson's base salary is competitive with the salaries paid to similarly situated executives at other similarly sized companies and is not excessive. In lieu of a larger base salary payment (a portion of which would be non-deductible by the Company for income tax purposes) to Mr. Nelson, the Compensation Committee and Board of Directors have elected to incentivize Mr. Nelson through substantial grants of stock options, some of which are premium-priced or performance-accelerated, as described above, as well as his receipt of performance shares. We believe that his overall compensation package closely aligns his interests with those of our shareholders. The Committee feels that Mr. Nelson's compensation, including base salary, bonus payments and equity incentives, is properly oriented towards risk-based, incentive compensation and that the combination of base salary and incentive compensation is competitive with similarly situated chief executives. See the discussion above under the heading "CEO Compensation" for a more complete description of our employment agreement with Mr. Nelson.

Section 162(m) and Deductibility Limits under the Internal Revenue Code. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation exceeding $1 million paid to our Named Executive Officers. However, certain "at risk" portions of our executive officers' compensation (those portions currently being stock option grants, annual bonus, Performance-Accelerated Stock Options and Performance Shares) may qualify for deduction under Section 162(m). The Compensation Committee intends to continue to take actions, including seeking shareholder approval of bonus plans and other incentives, to ensure that our executive compensation programs meet the eligibility requirements under Section 162(m) of the Code. In certain cases, where our Committee believes our shareholder interests are best served by retaining flexibility of approach, we do grant incentive compensation that does not necessarily qualify for deduction under Section 162(m). In some cases, it may not be possible to keep a given person's compensation under the Section 162(m) limit or to qualify all compensation for deductibility under Section 162(m) in a particular year, but that remains always the goal of this Committee. We strive to meet that goal, but the more important goal is to ensure that our compensation systems are competitive and enable us to attract and retain the most capable management team possible in furtherance of the interests of our shareholders.

Report of Compensation Committee

W. Scott Hedrick, Chairman
Neil R. Austrian, Member
Cynthia R. Cohen, Member
Bruce S. Gordon, Member

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers to file reports of their holdings and transactions of Office Depot common stock with the Securities and Exchange Commission and the New York Stock Exchange. Based on our records and other information, we believe that each of our officers and directors complied with all Section 16(a) filing requirements applicable to them during fiscal 2003.

Copies Of Form 10-K Available

We will provide a copy of our Annual Report on Form 10-K for our fiscal year ended December 27, 2003, which includes our consolidated financial statements and notes to our financial statements, to any shareholder upon written request. Requests should be sent to the Vice President, Investor Relations & Corporate Communciations at our corporate offices, 2200 Old Germantown Road, Delray Beach, FL 33445.

2005 Shareholder Proposals

Any shareholder proposal intended to be presented for consideration at the 2005 Annual Meeting of Shareholders and to be included in our Proxy Statement for that meeting must be received by the Secretary at our corporate offices, 2200 Old Germantown Road, Delray Beach, FL 33445, Attn: Office of the General Counsel, on or before 5 p.m. (Eastern Standard Time) on December 3, 2004. Shareholder proposals to be brought before the 2005 Annual Meeting but not included in the Proxy Statement will be considered untimely after January 7, 2005, and the proxies we solicit for next year's Annual Meeting may confer discretionary authority to vote on any such matters without a description of them in the proxy statement for that meeting. Notice of any shareholder proposal must include various matters as prescribed by the SEC, including a clear and concise description of the proposal, and the reasons for proposing it.

Common Stock Performance Graph

The graph shown below compares the cumulative total shareholder return on our common stock since December 31, 1998 with the S&P 500 Index and the S&P Specialty Stores Index. Note that in 2002, S&P discontinued publishing the S&P Retail Stores Composite Index and replaced that with the S&P Specialty Stores Index which we have used below.

Comparison of Five-Year Cumulative Total Return
Among Office Depot, Inc., the S&P 500 Index
and the S&P Specialty Stores Index



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG OFFICE DEPOT, INC., THE S & P 500 INDEX
AND THE S & P SPECIALTY STORES INDEX
DOLLARS
140
120
100
80
60
40
20
0
12/98
12/99
12/00
12/01
12/02
12/03
OFFICE DEPOT, INC.
S & P 500
S & P SPECIALTY STORES

* $100 invested on 12/31/98 in stock or index-including reinvestment of dividends. Fiscal year ending December 27.

Measurement Period (Fiscal Year Covered)	Office Depot, Inc.	S&P 500	S&P Specialty Stores Index
12/98	$100.00	$100.00	$100.00
12/99	$ 44.52	$121.04	$ 71.46
12/00	$ 28.84	$110.02	$ 59.62
12/01	$ 74.95	$ 96.95	$ 96.23
12/02	$ 57.31	$ 75.52	$ 85.53
12/03	$ 66.82	$ 97.18	$115.17

Other Matters

It is not presently expected that any matters other than those discussed herein will be brought before our Annual Meeting. If, however, other matters do come before the Meeting, it is the intention of the persons named as representatives in the accompanying proxy to vote in accordance with the recommendation of our Board of Directors.

APPENDIX A

Corporate Governance Guidelines

The following Corporate Governance Guidelines (the "Guidelines") have been adopted by the Board of Directors (the "Board") of Office Depot, Inc. (the "Corporation") to assist the Board in the exercise of its responsibilities under the Sarbanes-Oxley Act of 2002 (the "Act") and the New York Stock Exchange ("NYSE") Rules for Listed Companies.

These Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision-making both at the Board and management level, and to enhance stockholder value over the long term. These Guidelines are a statement of policy and are not intended to change or interpret any federal or state law or regulation, including the Delaware General Corporation Law, or the Certificate of Incorporation or By-laws of the Corporation, the Act or the NYSE Rules. These Guidelines are subject to periodic review by the Corporate Governance & Nominating Committee (the "Governance Committee") of the Board and to modification from time to time by the Board.

Board Compensation

1. Selection of Chair of the Board and Lead Independent Director

A. The Board shall be free to choose its Chair in any way it deems best for the Corporation at any given point in time. The Chair of the Board shall be selected annually at the time of election of corporate officers of the Corporation. He or she may also serve as the Chief Executive Officer of the Company while serving as Chair of the Board.

B. The non-management Directors on the Board (i.e. those who are not officers of the Corporation) shall separately select from among their ranks a person to serve as the "Lead Director," who shall develop the agendas for, and shall preside at, meetings of the non-management Directors in executive session, without the presence of any management of the Corporation, including any management Director. This person must be an Independent Director as defined in Section 6 of these Guidelines.

2. Size of the Board

The Board believes that it should generally have no fewer than 9 and no more than 13 Directors subject to the provisions of the Corporation's Certificate of Incorporation and its By-laws. This range permits diversity of experience without hindering effective discussion or diminishing individual accountability.

3. Selection of New Directors

The Governance Committee shall be responsible for nominating candidates for election to the Board at the Corporation's annual meeting of stockholders and for filling vacancies on the Board that may occur between annual meetings of stockholders, subject to concurrence of the entire Board. The Governance Committee shall be responsible for identifying, screening and recommending candidates to the entire Board for Board membership. When formulating its Board membership recommendations, the Governance Committee shall consider (but is not necessarily bound by) any advice and recommendations offered by the Chief Executive Officer, other Board members, the stockholders of the Corporation or any outside advisors the Governance Committee may retain. As a matter of policy, beginning with the Chief Executive Officer on the date of adoption of these Corporate Governance Guidelines, no former CEO of the Corporation shall serve on the Board after his or her term of office as CEO has ended, although he or she may be called upon to provide advice, guidance and insights to the Board as requested by it.

4. Director Orientation and Continuing Education

An orientation process for all new Directors will be maintained. This process includes comprehensive background briefings by the Corporation's executive officers and other designated officers of the Corporation. In addition, all Directors shall periodically participate in briefing sessions on topical subjects to assist the Directors in discharging their duties. The orientation and continuing education programs, which are subject to the oversight of the Governance Committee, are the responsibility of the Chief Executive Officer and administered by the General Counsel/Corporate Secretary. All Directors are strongly encouraged to attend at least one Director education session each year. The Corporation shall pay for such continuing education sessions and shall reimburse the Directors for the reasonable and necessary costs of attending such sessions.

5. Board Membership Criteria

Nominees for Director shall be selected on the basis of their character, wisdom, judgment, ability to make independent analytical inquiries, business experiences, understanding of the Corporation's business environment, ability to make a time commitment to the Corporation and ability to bring unique and diverse perspectives and understandings to the Board processes. Board members are expected to rigorously prepare for, attend, and participate in all Board and applicable Committee meetings. Each Board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as an outstanding Director.

The Governance Committee shall be responsible for assessing the appropriate balance of skills and characteristics required of Board members. The Board is committed to a diversified membership, in terms of both the individuals involved and their various experiences and areas of expertise.

6. Director Independence

An "Independent" Director of the Corporation shall be one who meets the qualification requirements for being an independent Director under the corporate governance listing standards of the NYSE, including the requirement that the Board must have affirmatively determined that the Director has no material relationships with the Corporation, either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Corporation. To guide its determination whether or not a business or charitable relationship between the Corporation and an organization with which a Director is so affiliated is material, the Board has adopted the following categorical standards:

- An Independent Director shall have no direct business relationship with the Corporation other than his or her position on the Board and its Committees.
- The fact that a Director of the Corporation is employed by a company or firm with which the Corporation does business shall not *per se* disqualify that person from being deemed Independent, provided that the Director is not personally involved in making business decisions related to the vendor or customer relationship with the Corporation and is not directly compensated based upon the size or nature of the relationship with the Corporation.
- The fact that a Director of the Corporation is the holder of five percent (5%) or more of the outstanding stock (or ownership interest) of a material (involving $10 million or more in annual sales) vendor or customer of the Company shall cause such Director to be deemed not Independent.

7. Percentage of Independent Directors on Board

Independent Directors shall constitute a majority of the Board.

8. Chair of the Governance Committee

The Chair of the Governance Committee shall be an Independent Director.

9. Retirement Age

No Director after having attained the age of 72 years shall be nominated for re-election or reappointment to the Board, without the prior approval of the Governance Committee.

10. Directors Who Change Their Present Job Responsibility

The Governance Committee shall review the continued appropriateness of Board membership if a Board member has a material change in employment circumstances and the affected Director shall be expected to act in accordance with the Governance Committee's recommendation. Each Director shall promptly notify the Chair of the Governance Committee if he or she changes position or company affiliation.

11. Term Limits

The Board does not mandate term limits for its Directors.

12. Board Compensation

A Director who is also an employee shall not receive additional compensation for service as a Director. The Compensation Committee is charged with the responsibility for reviewing (at least annually) and recommending to the full Board the form and amounts of compensation and benefits for non-employee Directors. In making its recommendation, the Compensation Committee shall seek to fairly compensate Directors at levels that are competitive with other companies in the industries in which the Corporation competes and to align Directors' interests with the long-term interests of the Corporation's shareholders. In its deliberations, the Governance Committee and the Board shall consider whether the levels of Director compensation could impair independence and shall critically evaluate any consulting, charitable contribution or other potential indirect compensation arrangements.

13. Evaluation of Board

The Board shall be responsible for periodically conducting a self-evaluation of the Board as a whole. The Governance Committee shall be responsible for establishing the evaluation criteria and overseeing the implementation of the process for such evaluation, which shall be conducted an annual basis.

14. Evaluation of Committees of the Board

As part of its role as the Corporation's Nominating Committee, the Governance Committee shall conduct periodic reviews of each Committee's contribution to the Corporation. In its review of the Committees, the Governance Committee shall review each Committee's objectives, as stated at the beginning of each fiscal year, and compare those stated objectives to the results and time expended to achieve such results at the end of that year. The Governance Committee shall also consider the results of each such Committee's self-evaluation process in determining whether to re-nominate members to each such Committee.

15. Board Contact with Senior Management

Board members shall have complete access to management of the Corporation on a direct basis, without having to obtain permission or clearance from any member of management. However, Board members shall use sound business judgment to ensure that such contact is not distracting, and, if contact or questions are posed in writing, such writing shall be copied to the Chief Executive Officer and the Chair of the Board.

Furthermore, the Board encourages senior management, from time to time, to bring employees into Board meetings (or into meetings of appropriate Board Committees) who: (a) can provide additional insight concerning the items being discussed because of personal involvement in these areas; (b) represent significant aspects of the Corporation's business; and (c) assure the Board of exposure to employees with future potential to assure adequate plans for management succession within the Corporation.

16. Access to Independent Advisors

The Board and its Committees, including the non-management or Independent Directors when convening in executive session, shall have the right, at any time, to retain independent outside financial, compensation, legal or other advisors.

17. Board Interaction with Institutional Investors and Press

The Board believes that management and not the Directors should speak for the Corporation, consistent with all regulations governing such communications and with common sense. Unless otherwise agreed to or requested by the Chair, each Director shall refer all inquiries from institutional investors and the press to designated members of senior management or to the Chair of the Board and shall not comment for attribution or background without first discussing such matter with the Chair of the Board.

Board Meetings

18. Frequency of Meetings

There shall be at least four (4) regularly scheduled meetings of the Board each year (to be held approximately quarterly) and special meetings from time to time as required. It is the responsibility of each of the Directors to attend the meetings of the Board and the Committees on which each serves.

19. Selection of Agenda Items for Board Meetings

The Chair of the Board, in consultation with the Chair of the Governance Committee, the Chief Financial Officer, the Corporate Secretary and the Chief Executive Officer (if different from the Chair of the Board), shall annually prepare a "Board of Directors Master Agenda." This Master Agenda shall set forth a minimum agenda of items to be considered by the Board at each of its specified meetings during the year. Each meeting agenda shall include an opportunity for each Committee chair to raise issues or report to the Board on the work of his or her Committee. Thereafter, the Chair of the Board, the Chief Executive Officer and the Lead Independent Director, may adjust the agenda to include special items not contemplated during the initial preparation of the annual Master Agenda.

Upon completion, a copy of the Master Agenda shall be provided to the entire Board. Each Board member shall be free to suggest inclusion of items on the Master Agenda for any given meeting. Thereafter, any Board member may suggest additional subjects that are not specifically on the agenda for any particular meeting. In that case, the Board member should contact the Chair or the Secretary at least twenty (20) days prior to the relevant meeting.

20. Strategic Discussions at Board Meetings

At least one Board meeting will be primarily devoted to long-range strategic plans. It is also probable that specific short and/or long-range strategic plans will be discussed at other Board meetings throughout the year.

21. Executive Sessions of Non-Management and Independent Directors

The non-management Directors (all those who are not "officers" of the Corporation, as such term is defined by NYSE listing standards) shall meet in an executive session at each regularly scheduled Board meeting and, if any of the non-management Directors is non-Independent, the Independent Directors shall also meet in an executive session at least once each year. These meetings can be in person or held telephonically. The Corporate Secretary shall establish, maintain and publicly disclose a method for interested parties to communicate directly with the non-management Directors as a group or the Lead Independent Director.

22. Board Materials Distributed in Advance

Information and data is important to the Board's understanding of the business and essential to prepare Board members for productive meetings. Presentation materials relevant to each meeting will be distributed in writing, or electronically, to the Board in advance of the meeting unless doing so would compromise the confidentiality of competitive information. In the event of a pressing need for the Board to meet on short notice, it is recognized that written materials or electronically communicated materials may not be available in advance of the meeting. Management will make every effort to provide presentation materials that are brief and to the point, yet communicate the essential information.

Governance Committee Matters

23. Board Committees

The Corporation shall have the following standing Committees: Audit, Compensation, Corporate Governance & Nominating, and Finance. The duties for each of these Committees shall be outlined in each of the Committee's charter and/or by further resolution of the Board. The Board may form new Committees or disband a Committee depending on circumstances. However, the Corporation must at all times have an Audit Committee, a Compensation Committee and a Corporate Governance & Nominating Committee, which shall be composed entirely of Independent Directors. In addition, all members of the Audit Committee shall also meet the additional independence and financial literacy requirements of the NYSE adopted pursuant to the Act that are applicable to members of that Committee. At least one member of the Audit Committee shall meet the requirements of an Audit Committee Financial Expert under the Act and regulations of the United States Securities and Exchange Commission ("SEC") applicable to such qualifications.

24. Assignment and Rotation of Committee Members and Chairs

The Governance Committee shall be responsible, after consultation with the Chair of the Board, for making recommendations to the Board with respect to the assignment of Board members to various Committees. After reviewing the Governance Committee's recommendations, the Board shall be responsible for appointing the Chairs and members to the Committees on an annual basis.

The Board Chair and the Governance Committee shall annually review the Committee assignments and shall consider the rotation of Chairs and members with a view toward balancing the benefits derived from continuity against the benefits derived from the diversity of experience and viewpoints of the various Directors.

The Corporation is committed to the principle of periodic rotation of Committee assignments and Committee Chairmanships, as the infusion of fresh ideas and different points of view are deemed to be of significant value to the governance of the Corporation.

25. Annual Review by Committees

Each Board Committee shall annually review its charter and recommend to the Board any changes it deems necessary. In addition to its charter, the Governance Committee will annually review these Corporate Governance Guidelines and recommend to the full Board any changes it deems necessary.

Leadership Development

26. Evaluation of Chief Executive Officer

The Board shall conduct an annual evaluation of the Chief Executive Officer. The evaluation of the Chief Executive Officer is accomplished through the following process:

- The Chief Executive Officer meets with the Governance Committee to develop appropriate goals and objectives for the next year, which are then discussed with the entire Board.
- At year-end, the Governance Committee, with input from the Board, evaluates the performance of the Chief Executive Officer in meeting those goals and objectives.
- This evaluation is communicated to the Chief Executive Officer at an executive session of the Board.
- The Compensation Committee uses this evaluation in its determination of the Chief Executive Officer's compensation.
- The Compensation Committee shall report to the full Board of Directors all forms of compensation paid (or payable in the future) to the Chief Executive Officer and the next four most highly compensated executives of the Company. This includes any and all deferred compensation payment plans.

27. Succession Planning

The Corporation understands the importance of succession planning. Therefore, both the Governance Committee and the Compensation Committee, along with the Chief Executive Officer, shall analyze the current management, identify possible successors to senior management, and timely develop a succession plan including the succession in the event of an emergency or retirement of the Chief Executive Officer. The plan shall then be reviewed by the entire Board, and reviewed periodically thereafter.

28. Management Development

The Board, with the assistance of the Compensation Committee, shall periodically review the plans for the education, development, and orderly succession of senior and mid-level managers throughout the Corporation.

29. Interpretation

In cases where the Chair of the Board and the Chief Executive Officer are the same individual, procedures calling for consultation or communications between such positions need not be followed.

Conflicts of Interest

30. Interest Matters

If a Director, directly or indirectly, has a financial or personal interest in a contract or transaction to which the Corporation is to be a party, or is contemplating entering into a transaction that involves use of corporate assets or competition against the Corporation, the Director shall be considered to be 'interested' in the matter. The Director shall contact the Chief Executive Officer, the Corporate Secretary or the Chair of the Governance Committee to disclose such relationship. The Director's involvement or interest will be reviewed by the Corporation's General Counsel, and then referred for resolution to the Governance Committee. 'Interested' Directors should be identified and/or disclosed, and they shall not participate in any discussion or any vote relating to the matter in which they have been deemed to be interested. The decision of the Governance Committee on all matters of "interest" shall be final.

APPENDIX B

Audit Committee Charter of Office Depot, Inc.

Purpose

The Audit Committee is appointed by the Board of Directors (the "Board") of Office Depot, Inc. (the "Company") to assist the Board in monitoring the systems of internal controls, the integrity of the financial reporting process, and the financial statements and reports of the Company; the performance of the Company's internal audit function ("Global Corporate Audit Services" or "GCAS"); assessing and mitigating business and financial risks to the Company; and the compliance by the Company with legal and regulatory requirements. The Committee shall be directly responsible for the appointment (or replacement if appropriate), compensation and oversight of the work of any public accounting firm employed by the Company for the purpose of preparing or issuing an audit report or related work (hereinafter referred to as the, Independent Accountant), and the Independent Accountant shall report directly to the Audit Committee. No public accounting firm serving as the Company's Independent Accountant shall undertake any services for the Company unless and until such services have been specifically approved by the Committee. The Audit Committee shall provide an open avenue for communication among the internal auditors, the Independent Accountant, Management and the Board of Directors.

Committee Membership

The Audit Committee shall consist of at least three members of the Board in good standing. The members of the Audit Committee shall meet the independence and experience requirements of the Securities and Exchange Commission ("SEC"), the New York Stock Exchange ("NYSE"), and, to the extent independence and experience requirements are established by such body, the Public Company Accounting Oversight Board ("PCAOB"). In order to be considered "independent" for the purpose of serving on the Committee, a member of this Committee may not, other than fees received solely in his or her capacity as a member of the Audit Committee, the Board of Directors or any other Board Committee: (i) accept any consulting, advisory or other compensatory fee of any type from the Company; or (ii) be an affiliated person of the Company or any subsidiary person thereof. A person shall be deemed "affiliated" if he or she is a current or former employee or officer of the Company. The Committee may invite other members of the Board of Directors, in good standing, to attend meetings of the Committee in a non-voting capacity but permitted to enter into the discussions of the Committee. All members of the Audit Committee shall be "financially literate" and at least one member of the Committee shall be designated as a "financial expert" as defined by applicable legislation and regulations, including without limitation the Sarbanes Oxley Act of 2002 (the "Act") and any regulations promulgated by the SEC, the NYSE or the PCAOB. The Company will provide the opportunity for continuing education paid by the Company. The members and chair of the Audit Committee shall be appointed annually by the Board, on the recommendation of the Governance & Nominating Committee of the Board. If an Audit Committee member simultaneously serves on the audit committees of more than three public companies, then in each case, the board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Company's Audit Committee and disclose such determination in the Company's annual proxy statement.

Meetings

The Committee shall meet at least four times a year, in regular session, and also shall meet each time the Company proposes to issue a press release with its quarterly or annual earnings information. Such 'earnings release' meetings may be combined with any regular quarterly meeting of the Committee or may be conducted telephonically, separately from the regular quarterly meetings of the Committee. The Committee may convene additional meetings, as circumstances require, at the call of the Chairman, or any two other members of the Committee. All Committee members are expected to attend each meeting, in person or via tele-conference, or videoconference. The Committee shall invite members of management, auditors, internal or external legal counsel or others to attend meetings and provide pertinent information, as necessary. It will hold private meetings with the Independent Accountant, with the head of GCAS, management and, if requested, with the General Counsel of the Company and/or outside counsel. The Committee also shall meet in executive sessions as desired by the Committee. Meeting agendas shall be prepared and provided in advance to members, along with appropriate briefing materials. Minutes shall be prepared by a Secretary or Assistant Secretary of the Company, and submitted to the Committee for its review and approval.

Committee Authority and Responsibilities

The Committee shall see that the following responsibilities are duly discharged in the manner prescribed by applicable law and regulations of the SEC, the NYSE and PCAOB or other applicable laws and regulations.

1. The Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee from time to time, and the Company shall pay the reasonable fees and expenses of any such legal, accounting or other consultant so engaged by the Committee. The Committee may request any officer or employee of the Company or the Company's outside counsel or Independent Accountant to attend a meeting of the Committee or to meet with any members of, or attorneys, accountants, or consultants to, the Committee.

2. The Committee shall make regular reports to the Board on its activities, the results of any special investigation conducted by it, and the results of any work performed by special counsel, accountants or consultants engaged by it. The Committee shall review with the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the public accounting firm, or the performance of the internal audit function.

3. The Committee shall be informed of all disagreements between management and the Independent Accountant regarding financial reporting. The Committee shall report regularly to the full Board of Directors on all actions taken pursuant to this Section of the Charter.

4. The Committee shall review and assure the independence of the firm serving as the Company's Independent Accountant. The Committee will evaluate annually the performance of the Company's Independent Accountant. Also, this evaluation shall include the review and evaluation of the lead partner of the firm. The Company shall not hire the Independent Accountant's lead partner, the concurring partner, or any other member of the audit engagement team who provides more than ten hours of audit, review or attest services in a position within the Company in a financial reporting oversight role within the one-year period preceding the commencement of audit procedures as a member of the audit engagement team. The term "financial reporting oversight role" shall mean any individual who has direct responsibility for oversight over those who prepare the company's financial statements and related information, such as MD&A.

5. No Independent Accountant shall perform any non-audit work for the Company unless expressly authorized to do so by the Audit Committee, pursuant to procedures established for such purpose. The Committee shall approve any non-audit services, including tax services, proposed to be performed by the public accounting firm serving as the Company's principal outside audit firm, *before* such services are rendered to the Company. Such pre-approval may be provided by the Chairman of the Committee, acting alone and without a meeting of the Committee, to whom pre-approval authority is hereby granted in accordance with the Act and regulations pursuant thereto; provided that the Chairman reports to the Committee at its next meeting on all such matters pre-approved by him.

6. Under no circumstances shall the Committee or its Chairman approve any non-audit service that is expressly prohibited by Section 201 of the Sarbanes Oxley Act of 2002. Any non-audit service approved by the Committee or its Chairman shall be reported to the Company's shareholders in the next periodic report required to be filed by the Company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and regulations of the SEC.

7. The Committee shall at least annually, obtain and review a report by the Company's Independent Accountant describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and steps taken to deal with any such issues.

8. The Committee shall require that each Independent Accountant that performs an audit for the Company shall timely report to the Audit Committee (i) all critical accounting policies and practices used by the Company; (ii) all reasonably available alternative treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the public accounting firm; and (iii) other material written communications between the Independent Accountant and management of the Company, such as any management letter or schedule of unadjusted differences.

9. The Committee shall discuss the Company's annual audited financial statements and quarterly financial statements with management and the Independent Accountant, including the company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations;" and discuss the company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

10. In reviewing financial statements that reflect the earnings of the Company, the Committee shall make specific inquiry of the Chief Executive Officer and the Chief Financial Officer regarding the 'quality of earnings' of the Company, from a subjective as well as an objective standpoint. Such review shall occur sufficiently in advance of the required filing date(s) for such reports to allow for meaningful input by the Committee.

11. The Committee shall review with management and the Independent Accountant the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, if any.

12. The Committee shall review with the Independent Accountants, in advance of the annual audit, their audit scope and plan. The Committee shall review with management and the Independent Accountant at the completion of the annual examination of the Company's financial statements:

- The Company's annual financial statements and related footnotes.
- The Independent Accountant's audit of the financial statements and the accountants' report thereon.
- The Independent Accountant's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting.
- Any significant changes required in the Independent Accountant's audit plan.
- Any serious difficulties or disputes with management encountered during the course of the audit.
- Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.
- Discuss with the Independent Accountant the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

13. The Committee shall require that no Independent Accountant performing audit services for the Company shall maintain the same person as the lead (or coordinating) audit partner (having primary responsibility for the audit) or the audit partner responsible for reviewing the audit, for more than five (5) fiscal years of the Company. The lead (or coordinating) audit partner shall be subject to reasonable approval by the Committee.

14. The Committee shall review with management, the Independent Accountant, and the Vice President of GCAS all interim annual financial reports, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" before they are filed with the SEC or other regulators. Also, the Committee shall discuss the Company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee need not discuss in advance each instance in which a company may provide earnings guidance, and it shall be sufficient that the Committee discuss generally with management the types of information disclosed by the Company, the manner of disclosure and the types of presentations made by management to financial analysts and investors.

15. The Company shall have an internal audit function. The Committee shall review and concur in the appointment, replacement, reassignment, or dismissal of the Vice President of GCAS. The Vice President of GCAS has a direct reporting line to the Chair of the Committee and shall be at liberty to advise such Chair as to any matter of concern with regard to the financial integrity of the Company and other matters under the purview of this Committee.

16. The Committee shall periodically inquire of management, the Vice President of GCAS, the Company's General Counsel and the Company's independent public accounting firm about significant risks or exposures facing the Company, assess the steps management has taken or proposes to take to minimize such risk to the Company and periodically review compliance with such steps.

17. The Committee shall review with the Independent Accountant and the Vice President of GCAS:

- The adequacy of the Company's internal controls including computerized information system controls and security.
- Any related significant findings and recommendations of the Independent Accountant and internal audit services together with management's responses thereto.
- Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information.
- Any changes required in the planned scope of their plan.
- The Internal Auditing Department budget and staffing.
- The Internal Auditing Department charter.
- Annual scope and plan
- GCAS's compliance with the IIA's Standards for the Professional Practice of Internal Auditing (Standards).

18. The Committee shall review with the General Counsel and the Vice President GCAS legal and regulatory matters that, in the opinion of management, may have a material impact on the financial statements, related Company compliance policies, and programs and reports received from regulators.

19. The Committee shall periodically review the Code of Ethical Behavior with the Company to ensure that it is adequate and up-to-date. The Committee also shall review with the Vice President of GCAS and the Company's General Counsel, the results of their review of the Company's monitoring of compliance with the Company's Code of Ethical Behavior.

20. The Committee shall establish (or ensure that there are established) procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential, anonymous submission directly to the Committee by employees of the Company or other parties as to concerns regarding questionable accounting or auditing matters.

21. The Committee shall review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the Independent Accountant.

22. The Committee shall review the results of the Loss Prevention audits and activities.

23. The Committee shall review and approve the Audit Committee Report for the Annual Report and Proxy.

24. The Committee shall create an agenda for the ensuing year or review and approve the agenda submitted by the Vice President of Global Corporate Audit Services.

25. The Committee shall review this Charter at least once annually for the purpose of assessing the adequacy of this Charter and recommend any proposed changes to the Board of Directors, and shall perform an annual evaluation of its performance.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct actual audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the Independent Accountant. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the Independent Accountant or to assure compliance with laws and regulations and the Company's Code of Ethical Behavior.

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Corporate and Stockholder Information

DIRECTORS

BRUCE NELSON
Chairman of the Board &
Chief Executive Officer
Office Depot, Inc.

LEE A. AULT, III
Chairman of the Board
In-Q-Tel, Inc.

NEIL AUSTRIAN
President
Dryden & Company

CYNTHIA R. COHEN
President
Strategic Mindshare

DAVID I. FUENTE
Managing Partner
Dash Ventures

BRENDA J. GAINES
North American President
Diners Club International
Division of Citigroup

BRUCE S. GORDON
President
Retail Markets Group
Verizon Communications, Inc.

W. SCOTT HEDRICK
General Partner
InterWest Partners

JAMES L. HESKETT
Baker Foundation Professor •
Harvard Business School

MICHAEL J. MYERS
President
First Century Partners

FRANK SCRUGGS
Attorney
Greenberg Traurig, P.A.

PETER J. SOLOMON
Chairman & Chief Executive Officer
Peter J. Solomon Company

OPERATING OFFICERS

BRUCE NELSON
Chairman of the Board &
Chief Executive Officer

ROLF VAN KALDEKERKEN
President
European Operations

EXECUTIVE VICE PRESIDENTS

CHARLES E. BROWN
Chief Financial Officer

CYNTHIA CAMPBELL
Delivery Sales

DAVID FANNIN
General Counsel &
Corporate Secretary

MARK HOLIFIELD
Supply Chain

RICK A. LEPLEY
North American Retail

MONICA LUECHTEFELD
Global E-Commerce

PATRICIA MORRISON
Chief Information Officer

CHUCK RUBIN
Chief Merchandising Officer

FRANK SCRUGGS
Human Resources

SENIOR VICE PRESIDENTS

WIM VAN AALST
Supply Chain-Europe

JEFFREY AIKEN
Tax

DENNIS ANDRUSKIEWICZ
Supply Chain

MARK B. BANDER
Real Estate

REX CIAVOLA, JR.
Global Creative Services &
Production

GRAHAM CUNDICK
European Merchandising &
Marketing

TIMOTHY TOEWS
Information Technology-Europe

DAVE TRUDNOWSKI
BSG Western Region

ROB VALE
European Operations

JAMES A. WALKER
Finance & Controller

VICE PRESIDENTS

CAROLYN CLARKE
Treasurer

BRIAN DAN
Associate General Counsel

CORPORATE OFFICES
2200 Old Germantown Road
Delray Beach, FL 33445
(561) 438-4800
web site: www.officedepot.com

ANNUAL MEETING
May 14, 2004 at 10:00am (ET)
Renaissance Boca Raton Hotel
2000 NW 19th Street
Boca Raton, FL 33431-7362
(561) 368-5252

CERTIFIED PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
Miami, FL

TRANSFER AGENT & REGISTRAR
Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, NJ 07606
(800) 681-8059
web site: www.mellon-investor.com

TRUSTEE FOR 10% SENIOR SUBORDINATED NOTES DUE 2008 AND 6.25% SENIOR NOTES DUE 2013
SunTrust Bank
777 Brickell Avenue
Miami, FL 33131

COMMON STOCK
Office Depot's common stock is listed on the New York Stock Exchange under the symbol ODP. As of December 27, 2003, there were 3,754 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

DIRECT STOCK PURCHASE PLAN
New investors and current stockholders of record may acquire shares of Office Depot's common stock through the Company's direct stock purchase plan. Enrollment materials, including the prospectus, are available on the Company's web site, under Company Information/Investor Relations/Stock Purchase, or call Mellon Investor Services at (800) 681-8059.

DIVIDEND POLICY
We have never declared or paid cash dividends on our common stock. While we regularly assess our dividend policy, we have no current plans to declare a dividend.

FORM 10-K
A Form 10-K is available without charge on-line at www.officedepot. com, or through www.sec.gov.

It is also available upon written request to:
Investor Relations
Office Depot, Inc.
2200 Old Germantown Road
Delray Beach, FL 33445
(561) 438-7641

QUARTERLY STOCKHOLDER REPORTS
Office Depot's quarterly stockholders' information is provided on the Company's web site (www.officedepot.com) under Company Information/Investor Relations/SEC Filings.


ODP7

STRATEGIES



REPOSITION NORTH AMERICAN REAL ESTATE PORTFOLIO

- Increase the number and speed of new store openings
- Build a more flexible retail model with smaller stores and non-traditional formats
- Reinvest in older stores to build a more competitive model



CONTROL COSTS WHILE ENHANCING QUALITY

- Introduce a world-wide focused approach to process excellence
- Continue to improve our industry-leading supply chain
- Leverage our global size and scope to introduce more globally-sourced products



CREATE A CUSTOMER-CENTRIC EXPERIENCE

- Enhance our ability to guide customers to the best shopping opportunities for their needs
- Standardize systems, processes, and content to optimize customer interactions through 'global content management'
- Manage customer profitability across all channels and brands



DEVELOP A DIFFERENTIATED PRODUCT ASSORTMENT

- Establish clear leadership positions in destination categories
- Develop merchandise solutions based on customer use across all of our channels
- Deepen and broaden Private Brand within and across product groups



EXCEL IN EUROPE

- Continue our successful Guilbert integration program
- Harmonize our customer contact and product strategies
- Acquire or build our presence in new countries and new vertical market segments



ESTABLISH A HIGH-PERFORMANCE ORGANIZATION WITH SUPERIOR LEADERSHIP AND EMPLOYEES

- Enhance global learning programs
- Provide leadership development opportunities
- Significantly expand college recruiting program in North America



BUILD OR ACQUIRE NEW BUSINESS TO GENERATE BREAKTHROUGH GROWTH

- Leverage strong balance sheet to generate growth
- Look for opportunities that are complementary, add talent, and can be leveraged


CANADA
THAILAND
JAPAN
UNITED STATES
THE NETHERLANDS
BELGIUM
IRELAND
LUXEMBOURG
U.K.
FRANCE
SWITZERLAND
PORTUGAL
SPAIN
GERMANY
ISRAEL
MEXICO
POLAND
COSTA RICA
ITALY
AUSTRIA
GUATEMALA
HUNGARY
EL SALVADOR

Global Leadership

UNITED STATES	SPAIN	EL SALVADOR	POLAND
CANADA	FRANCE	COSTA RICA	HUNGARY
MEXICO	BELGIUM	THE NETHERLANDS	ISRAEL
IRELAND	ITALY	LUXEMBOURG	THAILAND
UNITED KINGDOM	AUSTRIA	SWITZERLAND	JAPAN
PORTUGAL	GUATEMALA	GERMANY	

Office DEPOT
2200 Old Germantown Road
Delray Beach, FL 33445
(561) 438-4800
www.officedepot.com

ABOUT THIS REPORT

Office Depot is committed to the environment. This report is printed with soy-based ink on paper that contains 100% post consumer recycled content and is processed chlorine free. The cover and coated pages are printed on paper containing 10% post consumer recycled content.